              As filed with the Securities and Exchange Commission.

                                                      `33 Act File No. _________
                                                      `40 Act File No. _________

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM N-4

                   REGISTRATION STATEMENT UNDER THE SECURITIES
                                 ACT OF 1933                        [X]


                                       and


                        REGISTRATION STATEMENT UNDER THE
                       INVESTMENT COMPANY ACT OF 1940               [ ]

                         NATIONWIDE VARIABLE ACCOUNT-11
                           (Exact Name of Registrant)


                        NATIONWIDE LIFE INSURANCE COMPANY
                               (Name of Depositor)

                   ONE NATIONWIDE PLAZA, COLUMBUS, OHIO 43215
         (Address of Depositor's Principal Executive Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code: (614) 249-7111

    PATRICIA R. HATLER, SECRETARY, ONE NATIONWIDE PLAZA, COLUMBUS, OHIO 43215
                     (Name and Address of Agent for Service)


Approximate date of proposed public offering: Upon the effective date of this Registration Statement. April 1, 2002 requested.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

                         NATIONWIDE VARIABLE ACCOUNT-11

                     REFERENCE TO ITEMS REQUIRED BY FORM N-4


N-4 ITEM                                                                                                 CAPTION
PART A     INFORMATION REQUIRED IN A PROSPECTUS
Item 1.    Cover Page.................................................................................Cover Page
Item 2.    Definitions.................................................................Glossary of Special Terms
Item 3.    Synopsis or Highlights......................................................Synopsis of the Contracts
Item 4.    Condensed Financial Information.......................................Condensed Financial Information
Item 5.    General Description of Registrant, Depositor, and Portfolio
                Companies ..........................Nationwide Life Insurance Company; Investing in the Contract
Item 6.    Deductions and Expenses...............................................Standard Charges and Deductions
Item 7.    General Description of Variable
           Annuity Contracts.......................................Contract Ownership; Operation of the Contract
Item 8.    Annuity Period...............................................................Annuitizing the Contract
Item 9.    Death Benefit and Distributions........................................................Death Benefits
Item 10.   Purchases and Contract Value................................................Operation of the Contract
Item 11.   Redemptions....................................................................Surrender (Redemption)
Item 12.   Taxes  ....................................................................Federal Tax Considerations
Item 13.   Legal Proceedings...................................................................Legal Proceedings
Item 14.   Table of Contents of the Statement of Additional
                Information.........................Table of Contents of the Statement of Additional Information

PART B     INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION
Item 15.   Cover Page.................................................................................Cover Page
Item 16.   Table of Contents...................................................................Table of Contents
Item 17.   General Information and History.......................................General Information and History
Item 18.   Services.....................................................................................Services
Item 19.   Purchase of Securities Being Offered.............................Purchase of Securities Being Offered
Item 20.   Underwriters.............................................................................Underwriters
Item 21.   Calculation of Performance Information....................................Calculations of Performance
Item 22.   Annuity Payments.....................................................................Annuity Payments
Item 23.   Financial Statements.............................................................Financial Statements

PART C     OTHER INFORMATION
Item 24.   Financial Statements and Exhibits.............................................................Item 24
Item 25.   Directors and Officers of the Depositor.......................................................Item 25
Item 26.   Persons Controlled by or Under Common Control with
                the Depositor or Registrant..............................................................Item 26
Item 27.   Number of Contract Owners.....................................................................Item 27
Item 28.   Indemnification...............................................................................Item 28
Item 29.   Principal Underwriter.........................................................................Item 29
Item 30.   Location of Accounts and Records..............................................................Item 30
Item 31.   Management Services...........................................................................Item 31
Item 32.   Undertakings..................................................................................Item 32

                        NATIONWIDE LIFE INSURANCE COMPANY

                   Premium Deferred Variable Annuity Contracts


             Issued by Nationwide Life Insurance Company through its
                         Nationwide Variable Account-11

                  The date of this prospectus is April 1, 2002.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Variable annuities are complex investment products with unique benefits and advantages that may be particularly useful to many investors in meeting long-term savings and retirement needs. There are, however, costs and charges associated with some of these unique benefits - costs and charges that do not exist or are not present with other investment products. With help from financial consultants or advisers, investors are encouraged to compare and contrast the costs and benefits of the variable annuity described in this prospectus with those of other investment products, including mutual funds and other variable annuity or variable life insurance products offered by Nationwide Life Insurance Company and its affiliates. This process will aid in determining whether the purchase of the contract described in this prospectus is consistent with an individual's goals, risk tolerance, time horizon, marital status, tax situation, and other personal characteristics and needs.

THIS PROSPECTUS CONTAINS BASIC INFORMATION YOU SHOULD KNOW ABOUT THE CONTRACTS BEFORE INVESTING. PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE.
--------------------------------------------------------------------------------

The following underlying mutual funds are available under the contracts:


FEDERATED INSURANCE SERIES
-        Federated American Leaders Fund II
-        Federated Equity Income Fund II
-        Federated Fund for U.S. Government Securities II
-        Federated Growth Strategies Fund II
-        Federated High Income Bond Fund II - Primary Shares*
-        Federated International Equity Fund II
-        Federated International Small Company Fund II
-        Federated Large Cap Growth Fund II
-        Federated Prime Money Fund II
-        Federated Quality Bond Fund II
-        Federated Small Cap Strategies Fund II
-        Federated Total Return Bond Fund II
-        Federated Utility Fund II


*This underlying mutual fund may invest in lower quality debt securities commonly referred to as junk bonds.

Purchase payments not invested in the underlying mutual funds of the Nationwide Variable Account-11 ("variable account") can be allocated to the fixed account or the Guaranteed Term Options (Guaranteed Term Options may not be available in every jurisdiction - refer to your contract for specific information).

--------------------------------------------------------------------------------

The Statement of Additional Information (dated April 1, 2002) which contains additional information about the contracts and the variable account, has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. The table of contents for the Statement of Additional Information is on page 44. For general information or to obtain FREE copies of the:
--------------------------------------------------------------------------------

-        Statement of Additional Information;
- prospectus, annual report or semi-annual report for any underlying mutual fund;
-        prospectus for the Guaranteed Term Options; or
-        required Nationwide forms,

call:      1-866-322-2331
       TDD 1-800-238-3035

or write:

         NATIONWIDE LIFE INSURANCE COMPANY
         P.O. BOX 182610
         COLUMBUS, OHIO 43218-2610


The Statement of Additional Information and other material incorporated by reference can be found on the SEC website at:
                                             www.sec.gov

THIS ANNUITY:

-        IS NOT A BANK DEPOSIT
-        IS NOT FDIC INSURED
-        IS NOT INSURED OR ENDORSED BY A BANK OR ANY FEDERAL GOVERNMENT AGENCY
-        IS NOT AVAILABLE IN EVERY STATE
-        MAY GO DOWN IN VALUE

Investors assume certain risks when investing in the contracts, including the possibility of losing money.

These contracts are offered to customers of various financial institutions and brokerage firms. No financial institution or brokerage firm is responsible for the guarantees under the contracts. Guarantees under the contracts are the sole responsibility of Nationwide.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

GLOSSARY OF SPECIAL TERMS

ACCUMULATION UNIT- An accounting unit of measure used to calculate the variable account contract value before the annuitization date.

ANNUITIZATION DATE- The date on which annuity payments begin.

ANNUITY COMMENCEMENT DATE- The date on which annuity payments are scheduled to begin. This date may be changed by the contract owner with Nationwide's consent.

ANNUITY UNIT- An accounting unit of measure used to calculate variable annuity payments.


CHARITABLE REMAINDER TRUST- A charitable remainder annuity trust or a charitable remainder unitrust as those terms are defined in Section 664 of the Internal Revenue Code.


CONTRACT VALUE- The total value of all accumulation units plus any amount held in the fixed account and any amount held under Guaranteed Term Options.

CONTRACT YEAR- Each year the contract is in force beginning with the date the contract is issued.

ERISA- The Employee Retirement Income Security Act of 1974, as amended.

FIXED ACCOUNT- An investment option which is funded by the general account of Nationwide.

GENERAL ACCOUNT- All assets of Nationwide other than those of the variable account or in other separate accounts that have been or may be established by Nationwide.

INDIVIDUAL RETIREMENT ACCOUNT- An account that qualifies for favorable tax treatment under Section 408(a) of the Internal Revenue Code, but does not include Roth IRAs.

INDIVIDUAL RETIREMENT ANNUITY- An annuity contract that qualifies for favorable tax treatment under Section 408(b) of the Internal Revenue Code, but does not include Roth IRAs.

INVESTMENT-ONLY CONTRACT- A contract purchased by a Qualified Pension, Profit-Sharing or Stock Bonus Plan as defined by Section 401(a) of the Internal Revenue Code.

NATIONWIDE- Nationwide Life Insurance Company.

NON-QUALIFIED CONTRACT- A contract which does not qualify for favorable tax treatment as a Qualified Plan, IRA, Roth IRA or Tax Sheltered Annuity.

QUALIFIED PLANS- Retirement plans that receive favorable tax treatment under
Section 401 of the Internal Revenue Code, including Investment-only Contracts. In this prospectus, all provisions applicable to Qualified Plans also apply to Investment-only Contracts unless specifically stated otherwise.

ROTH IRA- An annuity contract which qualifies for favorable tax treatment under
Section 408A of the Internal Revenue Code.

SUB-ACCOUNTS- Divisions of the variable account to which underlying mutual fund shares are allocated and for which accumulation units and annuity units are separately maintained - each sub-account corresponds to a single underlying mutual fund.

TAX SHELTERED ANNUITY- An annuity that qualifies for favorable tax treatment under Section 403(b) of the Internal Revenue Code.

VALUATION PERIOD- Each day the New York Stock Exchange is open for business.


VARIABLE ACCOUNT- Nationwide Variable Account-11, a separate account of Nationwide that contains variable account allocations. The variable account is divided into sub-accounts, each of which invests in shares of a separate underlying mutual fund.

TABLE OF CONTENTS


GLOSSARY OF SPECIAL TERMS.....................................

SUMMARY OF STANDARD CONTRACT EXPENSES.........................

ADDITIONAL CONTRACT OPTIONS...................................

SUMMARY OF ADDITIONAL CONTRACT
     OPTIONS..................................................

UNDERLYING MUTUAL FUND ANNUAL EXPENSES........................

EXAMPLE.......................................................

SYNOPSIS OF THE CONTRACTS.....................................

FINANCIAL STATEMENTS..........................................

CONDENSED FINANCIAL INFORMATION...............................


NATIONWIDE LIFE INSURANCE COMPANY.............................
FEDERATED SECURITIES CORP.....................................

TYPES OF CONTRACTS............................................
     Charitable Remainder Trust
     Individual Retirement Annuities (IRAs)
     Non-Qualified Contracts
     Roth IRAs
     SEP IRAs (Simplified Employee Pension IRAs)
     Tax Sheltered Annuities
     Qualified Plans


INVESTING IN THE CONTRACT.....................................
     The Variable Account and Underlying Mutual Funds
     Guaranteed Term Options
     The Fixed Account


STANDARD CHARGES AND DEDUCTIONS...............................
     Contract Maintenance Charge
     Mortality and Expense Risk Charge
     Contingent Deferred Sales Charge
     Premium Taxes


OPTIONAL CONTRACT BENEFITS, CHARGES
     AND DEDUCTIONS...........................................
     Death Benefit Option
     Guaranteed Minimum Income Benefit Option
     Beneficiary Protector Option


CONTRACT OWNERSHIP............................................
     Joint Ownership
     Annuitant
     Beneficiary and Contingent Beneficiary


OPERATION OF THE CONTRACT.....................................
     Minimum Initial and Subsequent Purchase Payments
     Pricing
     Allocation of Purchase Payments
     Determining the Contract Value
     Transfers Prior to Annuitization
     Transfers After Annuitization
     Transfer Requests


RIGHT TO EXAMINE (RIGHT TO REVOKE)............................


SURRENDER (REDEMPTION)........................................
     Partial Surrenders (Partial Redemptions)
     Full Surrenders (Full Redemptions)
     Surrenders Under a Texas Optional
         Retirement Program or a Louisiana Optional
         Retirement Plan
     Surrenders Under a Tax Sheltered Annuity

LOAN PRIVILEGE................................................
     Minimum & Maximum Loan Amounts
     Maximum Loan Processing Fee
     How Loan Requests are Processed
     Loan Interest
     Loan Repayment
     Distributions & Annuity Payments
     Transferring the Contract
     Grace Period & Loan Default

ASSIGNMENT....................................................

CONTRACT OWNER SERVICES.......................................
     Asset Rebalancing
     Dollar Cost Averaging
     Systematic Withdrawals

ANNUITY COMMENCEMENT DATE.....................................

ANNUITIZING THE CONTRACT......................................
     Annuitization Date
     Annuitization
     Fixed Payment Annuity
     Variable Payment Annuity
     Frequency and Amount of Annuity Payments
     Guaranteed Minimum Income Benefit
         Options ("GMIB")
     Annuity Payment Options


DEATH BENEFITS................................................
     Death of Contract Owner
     Death Benefit
     Payment of the Death Benefit


REQUIRED DISTRIBUTIONS........................................
     Required Distributions for Non-Qualified Contracts
     Required Distributions for Tax Sheltered Annuities
     Required Distributions for Individual Retirement Annuities and SEP IRAs Required Distributions for Roth IRAs
     New Minimum Required Distribution Rules

FEDERAL TAX CONSIDERATIONS....................................
     Federal Income Taxes
     Withholding
     Non-Resident Aliens
     Federal Estate, Gift, and Generation Skipping
        Transfer Taxes
     Charge for Tax
     Diversification
     Tax Changes

STATEMENTS AND REPORTS........................................

LEGAL PROCEEDINGS.............................................

ADVERTISING AND SUB-ACCOUNT PERFORMANCE SUMMARY...............

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION......

APPENDIX A: OBJECTIVES FOR UNDERLYING MUTUAL FUNDS............

APPENDIX B: CONDENSED FINANCIAL INFORMATION...................

SUMMARY OF STANDARD CONTRACT EXPENSES

The expenses listed below are charged to all contracts unless:

     -    the contract owner meets an available exception under the contract; or

     - a contract owner has replaced a standard benefit with an available option for an additional charge.

CONTRACT OWNER TRANSACTION EXPENSES

Maximum Contingent Deferred Sales
Charge ("CDSC") (as a percentage
of purchase payments surrendered)...........................7%

Range of CDSC over time:


 NUMBER OF COMPLETED YEARS               CDSC
   FROM DATE OF PURCHASE             PERCENTAGE(1)
          PAYMENT


             0                            7%
             1                            7%
             2                            6%
             3                            5%
             4                            4%
             5                            3%
             6                            2%
             7                            0%


(1)The CDSC percentage will change to the next purchase payment year's CDSC percentage on the last day of the current contract year.


Each contract year, the contract owner may withdraw without a CDSC the greater of:

     (a)  10% of all purchase payments made to the contract; or

     (b) any amount withdrawn to meet minimum distribution requirements under the Internal Revenue Code.

This free withdrawal privilege is non-cumulative. Free amounts not taken during any given contract year cannot be taken as free amounts in a subsequent contract year (see "Contingent Deferred Sales Charge").

The Internal Revenue Code may impose restrictions on withdrawals for contracts issued as Tax Sheltered Annuities or other Qualified Plans.

VARIABLE ACCOUNT CHARGES
(annualized rate of variable account charges as a percentage of the daily net assets)

Mortality and Expense Risk Charges.......................1.20%


This charge is applied on a daily basis, only to sub-account allocations. It does not apply to allocations made to the fixed account or to the Guaranteed Term Options. It includes the One-Year Step Up Death Benefit which is standard to every contract (see "Death Benefit Payment").

MAXIMUM ANNUAL CONTRACT
   MAINTENANCE CHARGE......................................$40

The Contract Maintenance Charge is deducted on each contract anniversary, and at the time the contract is surrendered. If the contract value is greater than or equal to $50,000 on a contract year, then Nationwide will waive this charge for that year and all subsequent years, as well as upon surrender.

MAXIMUM LOAN PROCESSING FEE
(per loan transaction)..........................$25
Nationwide assesses a $25 loan processing fee at the time each new loan is processed. Loans are only available for contracts issued under Qualified Plans or as Tax Sheltered Annuities. Loans are not available in all states. In addition, some states may not permit Nationwide to assess a loan processing fee ("see Loan Privilege").

ADDITIONAL CONTRACT OPTIONS


For an additional charge, the following options are available to contract owners at the time of application (upon approval by state insurance authorities). Once an additional contract option has been elected, it cannot be revoked.

If the contract owner elects one or more of the following optional benefits, a corresponding charge will be deducted. Charges for the optional benefits are IN ADDITION TO the standard variable account charges. They are charged on a daily basis at the annual rate noted below. Except as otherwise noted, optional benefit charges will only apply to allocations made to the underlying mutual funds and are charged as a percentage of the average variable account value.

DEATH BENEFIT OPTION

Contract owners may elect the following death benefit as a replacement for the One-Year Step Up Death Benefit that is standard to every contract. The death benefit option may not be available in all states.


Optional Greater of One-Year or 5% Enhanced Death Benefit...........0.15%
    Total Variable Account Charges
    (including death benefit option only)...........................1.35%

GUARANTEED MINIMUM INCOME BENEFIT OPTION


Contract owners may elect a Guaranteed Minimum Income Benefit option. The Guaranteed Minimum Income Benefit Option may not be available in all states.

   Guaranteed Minimum Income Benefit
   Option ...............................................0.45%
     Total Variable Account Charges
     (including Guaranteed Minimum
     Income Benefit Option only).........................1.65%

BENEFICIARY PROTECTOR OPTION

Contract owners may elect the Beneficiary Protector Option (see "Beneficiary Protector Option"). The Beneficiary Protector Option may not be available in all states.


   Beneficiary Protector Option..........................0.40%
     Total Variable Account Charges
     (including the Beneficiary Protector
     Option only)........................................1.60%


If the Beneficiary Protector Option is elected allocations made to the fixed account or to the Guaranteed Term Options will be assessed a fee of 0.40%. Consequently, any guaranteed interest rate of return for assets in the Guaranteed Term Options or in the fixed account will be lowered by 0.40% due to the assessment of this charge.

SUMMARY OF ADDITIONAL CONTRACT OPTIONS


If the contract owner elects all of the additional contract options that are available under the contract, the maximum variable account charges the contract owner would pay would be an annualized rate of 2.20% of the daily net assets of the variable account. The maximum charges consists of the following:

   Mortality and Expense Risk Charge
     (applicable to all contracts).......................1.20%
   Optional Greater of One Year or 5% Enhanced Death
     Benefit.............................................0.15%
   Guaranteed Minimum Income
     Benefit Option .....................................0.45%
   Beneficiary Protector Option..........................0.40%

   TOTAL VARIABLE ACCOUNT CHARGES WHEN THE MAXIMUM
     OPTIONS ARE ELECTED                                 2.20%

                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES*
             (AS A PERCENTAGE OF UNDERLYING MUTUAL FUND NET ASSETS,
                          AFTER EXPENSE REIMBURSEMENT)



                                                                       Management        Other         12b-1      Total Underlying
                                                                          Fees          Expenses       Fees*         Mutual Fund
                                                                                                                      Expenses
Federated Insurance Series - Federated American Leaders Fund II           0.75%          0.12%          0.00%           0.87%

Federated Insurance Series - Federated Equity Income Fund II              0.46%          0.49%          0.00%           0.95%

Federated Insurance Series - Federated Fund for U.S. Government           0.60%          0.24%          0.00%           0.84%
Securities II

Federated Insurance Series - Federated Growth Strategies Fund II          0.42%          0.44%          0.00%           0.86%

Federated Insurance Series - Federated High Income Bond Fund II -         0.60%          0.16%          0.00%           0.76%
Primary Shares

Federated Insurance Series - Federated International Equity Fund II       0.98%          0.30%          0.00%           1.28%

Federated Insurance Series - Federated International Small Company        0.00%          1.50%          0.00%           1.50%
Fund II

Federated Insurance Series - Federated Large Cap Growth Fund II           0.00%          0.90%          0.00%           0.90%

Federated Insurance Series - Federated Prime Money Fund II                0.48%          0.19%          0.00%           0.67%

Federated Insurance Series - Federated Quality Bond Fund II               0.28%          0.42%          0.00%           0.70%

Federated Insurance Series - Federated Small Cap Strategies Fund II       0.00%          1.11%          0.00%           1.11%

Federated Insurance Series - Federated Total Return Bond Fund II          0.00%          0.85%          0.00%           0.85%

Federated Insurance Series - Federated Utility Fund II                    0.75%          0.16%          0.00%           0.91%



* This Portfolio has adopted a Rule 12b-1 distribution plan but has no present intention of paying or accruing this 12b-1 fee under the plan. If the Portfolio were paying or accruing the 12b-1 fee, the Portfolio would be able to pay up to 0.25% of its average daily net Portfolio assets for the 12b-1 fee. See "Distribution Fund Shares" in the Portfolio prospectuses.


The expenses shown above are deducted by the underlying mutual fund before it provides Nationwide with the daily net asset value. Nationwide then deducts applicable variable account charges from the net asset value in calculating the unit value of the corresponding sub-account. The management fees and other expenses are more fully described in the prospectus for each underlying mutual fund. Information relating to the underlying mutual funds was provided by the underlying mutual funds and not independently verified by Nationwide.

Some underlying mutual funds are subject to fee waivers and expense reimbursements. The following chart shows what the expenses would have been for such funds without fee waivers and expense reimbursements.



                                                                        Management        Other         12b-1      Total Underlying
                                                                           Fees         Expenses        Fees         Mutual Fund
                                                                                                                       Expenses
Federated Insurance Series - Federated American Leaders Fund II            1.00%          0.12%         0.25%           1.37%

Federated Insurance Series - Federated Equity Income Fund II               1.00%          0.49%         0.25%           1.74%

Federated Insurance Series - Federated Fund for U.S. Government            0.85%          0.24%         0.25%           1.34%
Securities II

Federated Insurance Series - Federated Growth Strategies Fund II           1.00%          0.44%         0.25%           1.69%

Federated Insurance Series - Federated High Income Bond Fund II -          0.85%          0.16%         0.25%           1.26%
Primary Shares

Federated Insurance Series - Federated International Equity Fund II        1.25%          0.30%         0.25%           1.80%

Federated Insurance Series - Federated International Small Company         4.74%          1.50%         0.25%           6.49%
Fund II

Federated Insurance Series - Federated Large Cap Growth Fund II            4.81%          0.90%         0.25%           5.96%

Federated Insurance Series - Federated Prime Money Fund II                 0.75%          0.19%         0.25%           1.19%

Federated Insurance Series - Federated Quality Bond Fund II                1.10%          0.42%         0.25%           1.77%

Federated Insurance Series - Federated Small Cap Strategies Fund II        5.03%          1.11%         0.25%           6.39%

Federated Insurance Series - Federated Utility Fund II                     1.00%          0.16%         0.25%           1.41%

EXAMPLE


The following chart shows the amount of expenses (in dollars) that would be incurred under this contract assuming a $1,000 investment, 5% annual return, and no change in underlying mutual fund expenses. The underlying mutual fund expense information is for the period ended December 31, 2001 and reflects any reimbursements and/or waivers in effect at that time. If the underlying mutual fund expenses did not reflect the reimbursements and/or waivers, the expenses contained in the table below would be higher.


These dollar figures are illustrative only and should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown below.


The example reflects expenses of both the variable account and the underlying mutual funds. The example reflects the seven year CDSC schedule and assumed variable account charges of 2.20%, which is the maximum variable account charge for the maximum number of optional benefits.

The Contract Maintenance Charge is reflected as a percentage of the average account value. Since the average contract value is greater than $1,000, the expense effect of the Contract Maintenance Charge is reduced accordingly.


For those contracts that do not elect the maximum number of optional benefits, the expenses would be reduced. Deductions for premium taxes are not reflected but may apply.



                             If you surrender your contract   If you do not surrender your   If you annuitize your contract
                              at the end of the applicable     contract at the end of the     at the end of the applicable
                                     time period                 applicable time period                time period

                               1 Yr.  3 Yrs.  5 Yrs. 10 Yrs.  1 Yr.  3 Yrs 5 Yrs.  10 Yrs.  1 Yr. 3 Yrs.  5 Yrs.  10 Yrs.
Federated Insurance Series -     85     148    213     385      85    148    213     385      *     148    213      385
Federated American Leaders
Fund II

Federated Insurance Series -     86     150    217     392      86    150    217     392      *     150    217      392
Federated Equity Income Fund
II

Federated Insurance Series -     85     147    211     382      85    147    211     382      *     147    211      382
Federated Fund for U.S.
Government Securities II

Federated Insurance Series -     85     148    212     384      85    148    212     384      *     148    212      384
Federated Growth Strategies
Fund II

Federated Insurance Series -     84     145    208     375      84    145    208     375      *     145    208      375
Federated High Income Bond
Fund II - Primary Shares

Federated Insurance Series -     90     160    232     422      90    160    232     422      *     160    232      422
Federated International
Equity Fund II

Federated Insurance Series -     92     166    243     441      92    166    243     441      *     166    243      441
Federated International Small
Company Fund II

Federated Insurance Series -     86     149    214     388      86    149    214     388      *     149    214      388
Federated Large Cap Growth
Fund II

Federated Insurance Series -     83     142    203     367      83    142    203     367      *     142    203      367
Federated Prime Money Fund II

Federated Insurance Series -     84     143    205     369      84    143    205     369      *     143    205      369
Federated Quality Bond Fund II

Federated Insurance Series -     88     155    224     407      88    155    224     407      *     155    224      407
Federated Small Cap
Strategies Fund II


                             If you surrender your contract   If you do not surrender your   If you annuitize your contract
                              at the end of the applicable     contract at the end of the     at the end of the applicable
                                     time period                 applicable time period                time period

                               1 Yr.  3 Yrs.  5 Yrs. 10 Yrs.  1 Yr.  3 Yrs 5 Yrs.  10 Yrs.  1 Yr. 3 Yrs.  5 Yrs.  10 Yrs.
Federated Insurance Series -     85     147    212     383      85    147    212     383      *     147    212      383
Federated Total Return Bond
Fund II

Federated Insurance Series -     86     149    215     389      86    149    215     389      *     149    215      389
Federated Utility Fund II


*The contracts sold under this prospectus do not permit annuitization during the first two contract years.

SYNOPSIS OF THE CONTRACTS

The contracts described in this prospectus are modified single purchase payment contracts. The contracts may be issued as either individual or group contracts. In those states where contracts are issued as group contracts, references throughout this prospectus to "contract(s)" will also mean "certificate(s)" and "contract owner" will mean "participant."

The contracts can be categorized as follows:


     -    Charitable Remainder Trust;
     - Individual Retirement Annuities ("IRAs"), with contributions rolled-over or transferred from certain tax-qualified plans;
     -    Investment-only Contracts;
     -    Non-Qualified Contracts;
     -    Roth IRAs;
     -    SEP IRAs; and
     - Tax Sheltered Annuities with contributions rolled over or transferred from other Tax Sheltered Annuity Plans.


For more detailed information with regard to the differences in the contract types, please see "Types of Contracts" later in this prospectus.

MINIMUM INITIAL AND SUBSEQUENT PURCHASE PAYMENTS

                              MINIMUM         MINIMUM
        CONTRACT              INITIAL       SUBSEQUENT
          TYPE               PURCHASE        PAYMENTS
                              PAYMENT


Charitable Remainder         $10,000         $1,000
Trusts

Individual Retirement        $10,000         $1,000
Annuities


Investment-only              $10,000         $1,000

Non-Qualified                $10,000         $1,000

Roth IRA                     $10,000         $1,000

SEP IRA                      $10,000         $1,000

Tax Sheltered Annuity        $10,000         $1,000


*For subsequent purchase payments sent via automatic electronic transfer, the minimum subsequent purchase payment is $100.

Subsequent purchase payments may not be permitted in some states.

Guaranteed Term Options

Guaranteed Term Options are separate investment options, available only during the accumulation phase of a contract. The minimum amount that may be allocated to a Guaranteed Term Option is $1,000.

CHARGES AND EXPENSES

Nationwide deducts a Mortality and Expense Risk Charge equal to an annualized rate of 1.20% of the daily net assets of the variable account. Nationwide assesses this charge in return for bearing certain mortality and expense risks, as well as for administrative expenses.

Each year, on the contract anniversary, Nationwide will deduct a $40 Contract Maintenance Charge from any contract with a contract value of less than $50,000. For any contract with a contract value of $50,000 or more on a contract anniversary, Nationwide will waive the Contract Maintenance Charge for that year and for all subsequent years (see "Contract Maintenance").


Nationwide does not deduct a sales charge from purchase payments upon deposit into the contract. However, Nationwide may deduct a Contingent Deferred Sales Charge ("CDSC") if any amount is withdrawn from the contract. This CDSC reimburses Nationwide for sales expenses. The amount of the CDSC will not exceed 7% of purchase payments surrendered.


An optional death benefit is available under the contract at the time of application. Nationwide will deduct an additional charge at an annualized rate of 0.15% of the daily net assets of the variable account if the Greater of One-Year or 5% Enhanced Death Benefit is elected. (see "Optional Death Benefit").


A Guaranteed Minimum Income Benefit option is available under the contract at the time of application. If the contract owner elects the Guaranteed Minimum Income Benefit option, Nationwide will deduct an additional charge at an annualized rate of 0.45% of the daily net assets of the variable account (see "Guaranteed Minimum Income Benefit Option").

A Beneficiary Protector Option is available at the time of application for contracts with CONTRACT OWNERS who are age 70 or younger at the time the option is elected. If an eligible contract owner elects the Beneficiary Protector Option, Nationwide will deduct an additional charge at an annualized rate of 0.40% of the daily net assets of the variable account. Additionally, allocations made to the fixed account or to the Guaranteed Term Options will be assessed a fee of 0.40%. Any guaranteed interest rate of return for assets in the Guaranteed Term Options or in the fixed account will be lowered by 0.40% due to the assessment of this charge (see "Beneficiary Protector Option").


Upon annuitization of the contract, any amounts assessed for any options elected will be waived and only those charges applicable to the base contract will be assessed.

ANNUITY PAYMENTS


Annuity payments begin on the annuitization date. Annuity payments will be based on the annuity payment option chosen prior to annuitization (see "Annuity Payment Options").


TAXATION

How a contract is taxed depends on the type of contract issued and the purpose for which the contract is purchased. Nationwide will charge against the contract any premium taxes levied by a state or other governmental entity (see "Federal Tax Considerations" and "Premium Taxes").


RIGHT TO EXAMINE

Contract owners may return the contract for any reason within ten days of receipt and Nationwide will refund the contract value or other amounts required by law (see "Right to Examine (Right to Revoke)").


FINANCIAL STATEMENTS


Financial statements for Nationwide are located in the Statement of Additional Information. A current Statement of Additional Information may be obtained, without charge, by contacting Nationwide's home office at the telephone number listed on page 1 of this prospectus.


CONDENSED FINANCIAL INFORMATION


The value of an accumulation unit is determined on the basis of changes in the per share value of the underlying mutual funds and variable account charges which may vary from contract to contract (for more information on the calculation of accumulation unit values, see "Determining Variable Account Value
- Valuing an Accumulation Unit").


NATIONWIDE LIFE INSURANCE COMPANY

Nationwide is a stock life insurance company organized under Ohio law in March 1929 with its home office at One Nationwide Plaza, Columbus, Ohio 43215. Nationwide is a provider of life insurance, annuities and retirement products. It is admitted to do business in all states, the District of Columbia and Puerto Rico.


FEDERATED SECURITIES CORP.

The contracts are distributed by the general distributor, Federated Securities Corp., 1001 Liberty Ave., Pittsburgh, Pennsylvania 15222-3779.


TYPES OF CONTRACTS

The contracts described in this prospectus are classified according to the tax treatment to which they are subject to under the Internal Revenue Code. The following is a general description of the various types of contracts. Eligibility requirements, tax benefits (if any), limitations, and other features of the contracts will differ depending on the type of contract.

CHARITABLE REMAINDER TRUST


A Charitable Remainder Trust is a trust that meets the requirements of Section 664 of the Internal Revenue Code. For this contract, Charitable Remainder Trusts are treated differently than non-qualified contracts in three respects:

-    the waiver of CDSC;

-    contract ownership at annuitization; and

-    the recipient of death benefit proceeds.

In addition, to the CDSC waiver available to non-qualified contracts, Charitable Remainder Trusts may also withdraw the difference between the contract value on the day before the withdrawal and the amount of purchase payments (less prior withdrawals). On the annuitization date, if the contract owner is a Charitable Remainder Trust, the Charitable Remainder Trust will continue to be the contract owner and the annuitant will not become the contract owner. With respect to the death benefit proceeds, if the contract owner is a Charitable Remainder Trust, the death benefit will be payable to the Charitable Remainder Trust. Any designation in conflict with the Charitable Remainder Trust's right to the death benefit will be void. While these terms are intended to facilitate a Charitable Remainder Trust's ownership of this contract, the rules governing Charitable Remainder Trusts are numerous and complex. A Charitable Remainder Trust that is considering purchasing this contract should seek the advice of an advisor familiar with these tax rules prior to purchasing the contract.


INDIVIDUAL RETIREMENT ANNUITIES (IRAS)

Individual Retirement Annuities are contracts that satisfy the following requirements:


-    the contract is not transferable by the contract owner;


-    the premiums are not fixed;


- the annual premium cannot exceed $3,000 (although rollovers of greater amounts from qualified plans, tax-sheltered annuities and other IRAs can be received);

- certain minimum distribution requirements must be satisfied after the contract owner attains the age of 70 1/2;

- the entire interest of the contract owner in the contract is nonforfeitable; and

- after the death of the contract owner, additional distribution requirements may be imposed to ensure distribution of the entire balance in the contract within the statutory period of time.


Depending on the circumstance of the owner, all or a portion of the contributions made to the account may be deducted for federal income tax purposes.

Failure to make the mandatory distributions can result in an additional penalty tax of 50% of the excess of the amount required to be distributed over the amount that was actually distributed.

IRAs may receive rollover contributions from Individual Retirement Accounts, other Individual Retirement Annuities, Tax Sheltered Annuities, and qualified retirement plans, including 401(k) plans.

For further details regarding IRAs, please refer to the disclosure statement provided when the IRA was established.

NON-QUALIFIED CONTRACTS

A Non-Qualified Contract is a contract that does not qualify for certain tax benefits under the Internal Revenue Code, and which is not an IRA, a Roth IRA or a Tax Sheltered Annuity.


Upon the death of the contract owner of a Non-Qualified Contract, mandatory distribution requirements are imposed to ensure distribution of the entire balance in the contract within a required period.


Non-Qualified Contracts that are owned by natural persons allow for the deferral of taxation on the income earned in the contract until it is distributed or deemed to be distributed.

ROTH IRAS

Roth IRAs are contracts that satisfy the following requirements:



-    the contract is not transferable by the contract owner;


-    the premiums are not fixed;


- the annual premium cannot exceed $3,000 (although rollovers of greater amounts from other Roth IRAs and IRAs can be received);

- the entire interest of the contract owner in the contract is nonforfeitable; and

- after the death of the contract owner, certain distribution requirements may be imposed to ensure distribution of the entire balance in the contract within the statutory period of time.

A Roth IRA can receive a rollover from an IRA; however, the amount rolled over from the IRA to the Roth IRA is required to be included in the contract owner's federal gross income at the time of the rollover, and will be subject to federal income tax.


There are income limitations on eligibility to participate in a Roth IRA and additional income limitations for eligibility to roll over amounts from an IRA to a Roth IRA. For further details regarding Roth IRAs, please refer to the disclosure statement provided when the Roth IRA was established.


SEP IRAS (SIMPLIFIED EMPLOYEE PENSION IRAS)

A SEP IRA is a written plan established by an employer for the benefit of employees which permits the employer to make contributions to an IRA established for the benefit of each employee.

An employee may make deductible contributions to a SEP IRA in the same way, and with the same restrictions and limitations, as an IRA. In addition, the employer may make contributions to the SEP IRA, subject to dollar and percentage limitations imposed by both the Internal Revenue Code and the written plan.

A SEP IRA plan established by an employer must satisfy:

-    minimum participation rules;

-    top-heavy contribution rules;

-    nondiscriminatory allocation rules; and

-    requirements regarding a written allocation formula.

In addition, the plan cannot restrict withdrawals of non-elective contributions, and must restrict withdrawals of elective contributions before March 15th of the following year.


TAX SHELTERED ANNUITIES

Certain tax-exempt organizations (described in section 501(c)(3) of the Internal Revenue Code) and public school systems may establish a plan under which annuity contracts can be purchased for their employees. These annuity contracts are often referred to as Tax Sheltered Annuities.

Purchase payments made to Tax Sheltered Annuities are excludable from the income of the employee, up to statutory maximum amounts. These amounts should be set forth in the plan adopted by the employer.


The contract owner's interest in the contract is nonforfeitable (except for failure to pay premiums) and cannot be transferred. Certain minimum distribution requirements must be satisfied after the contract owner attains the age of 70 1/2, and after the death of the contract owner. Additional distribution requirements may be imposed to ensure distribution of the entire balance in the contract within the statutory period of time.


QUALIFIED PLANS

Contracts that are owned by Qualified Plans are not intended to confer tax benefits on the beneficiaries of the plan; they are used as investment vehicles for the plan. The income tax consequences to the beneficiary of a Qualified Plan are controlled by the operation of the plan, not by operation of the assets in which the plan invests.

Beneficiaries of Qualified Plans should contact their employer and/or trustee of the plan to obtain and review the plan, trust, summary plan description and other documents for the tax and other consequences of being a participant in a Qualified Plan.

INVESTING IN THE CONTRACT

THE VARIABLE ACCOUNT AND UNDERLYING MUTUAL FUNDS


Nationwide Variable Account-11 is a variable account that contains the underlying mutual funds listed in Appendix A. The variable account was established on December 15, 1999, pursuant to Ohio law. Although the variable account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 ("1940 Act"), the SEC does not supervise the management of Nationwide or the variable account.


Income, gains, and losses credited to, or charged against, the variable account reflect the variable account's own investment experience and not the investment experience of Nationwide's other assets. The variable account's assets are held separately from Nationwide's assets and are not chargeable with liabilities incurred in any other business of Nationwide. Nationwide is obligated to pay all amounts promised to contract owners under the contracts.


The variable account is divided into sub-accounts, each corresponding to a single underlying mutual fund. Nationwide uses the assets of each sub-account to buy shares of the underlying mutual funds based on contract owner instructions. There are two sub-accounts for each underlying mutual fund. One sub-account contains shares attributable to accumulation units under Non-Qualified Contracts. The other sub-account contains shares attributable to accumulation units under Investment-only Contracts, Individual Retirement Annuities, Roth IRAs, SEP IRAs, Tax Sheltered Annuities, and Charitable Remainder Trusts.


Each underlying mutual fund's prospectus contains more detailed information about that fund. Prospectuses for the underlying mutual funds should be read in conjunction with this prospectus.

Underlying mutual funds in the variable account are NOT publicly traded funds. They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.

The investment advisers of the underlying mutual funds may manage publicly traded mutual funds with similar names and investment objectives. However, the underlying mutual funds are NOT directly related to any publicly traded mutual fund. Contract owners should not compare the performance of a publicly traded fund with the performance of underlying mutual funds participating in the variable account. The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

Voting Rights

Contract owners who have allocated assets to the underlying mutual funds are entitled to certain voting rights. Nationwide will vote contract owner shares at special shareholder meetings based on contract owner instructions. However, if the law changes allowing Nationwide to vote in its own right, it may elect to do so.

Contract owners with voting interests in an underlying mutual fund will be notified of issues requiring the shareholders' vote as soon as possible before the shareholder meeting. Notification will contain proxy materials and a form with which to give Nationwide voting instructions. Nationwide will vote shares for which no instructions are received in the same proportion as those that are received.

The number of shares which a contract owner may vote is determined by dividing the cash value of the amount they have allocated to an underlying mutual fund by the net asset value of the underlying mutual fund. Nationwide will designate a date for this determination not more than 90 days before the shareholder meeting.

Material Conflicts

The underlying mutual funds may be offered through separate accounts of other insurance companies, as well as through other separate accounts of Nationwide. Nationwide does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interests of the variable account and one or more of the other separate accounts in which these underlying mutual funds participate.


Material Conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or a difference in the voting instructions of the contract owners and those of other companies. If a material conflict occurs, Nationwide will take whatever steps are necessary to protect contract owners and variable annuity payees, including withdrawal of the variable account from participation in the underlying mutual fund(s) involved in the conflict.


Substitution of Securities

Nationwide may substitute, eliminate, or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:

     (1) shares of a current underlying mutual fund are no longer available for investment; or

     (2)  further investment in an underlying mutual fund is inappropriate.

No substitution, elimination, or combination of shares may take place without the prior approval of the SEC.

GUARANTEED TERM OPTIONS

Guaranteed Term Options are separate investment options under the contract. A Guaranteed Term Option prospectus should be read in conjunction with this prospectus. The minimum amount that may be allocated to a Guaranteed Term Option is $1,000. Allocations to the Guaranteed Term Options are not subject to variable account charges.


Guaranteed Term Options provide a guaranteed rate of interest over four different maturity durations: three (3), five (5), seven (7) or ten (10) years.
Note: The guaranteed term may last for up to three (3) months beyond the three
(3), five (5), seven (7) or ten (10) year period since every guaranteed term will end on the final day of a calendar quarter.


For the duration selected, Nationwide will declare a guaranteed interest rate. The guaranteed interest rate will be credited to amounts allocated to the Guaranteed Term Option UNLESS a distribution is taken for any reason before the maturity date. If a distribution occurs before the maturity date, the amount distributed will be subject to a market value adjustment. A market value adjustment can increase or decrease the amount distributed depending on current interest rate fluctuations. No market value adjustment will be applied if Guaranteed Term Option allocations are held to maturity.

Because a market value adjustment can affect the value of a distribution, its effects should be carefully considered before surrendering or transferring from Guaranteed Term Options. When actual interest rates are higher than the guaranteed rate, a market value adjustment would reduce the value of the amount distributed. When actual interest rates are lower than the guaranteed rate, the value of the amount distributed would increase.

For contract owners that elect the Beneficiary Protector Option, allocations made to the Guaranteed Term Options will be assessed a fee of 0.40%. Consequently, any guaranteed rate of return for assets in the Guaranteed Term Options will be lowered by 0.40% due to the assessment of this charge.


A CDSC, if applicable, will be assessed against full or partial surrenders. Accordingly, a surrender occurring prior to the maturity date for a particular Guaranteed Term Option will be subject to a market value adjustment in addition to a CDSC.

Guaranteed Term Options are available only during the accumulation phase of a contract. They are not available after the annuitization date. In addition, Guaranteed Term

Options are not available for use with asset rebalancing, dollar cost averaging, or systematic withdrawals.

Guaranteed Term Options may not be available in every state.

THE FIXED ACCOUNT

The fixed account is an investment option that is funded by assets of Nationwide's general account. The general account contains all of Nationwide's assets, other than those in this and other Nationwide separate accounts. The general account is used to support Nationwide's annuity and insurance obligations and may contain compensation for mortality and expense risks. The general account is not subject to the same laws as the variable account and the SEC has not reviewed material in this prospectus relating to the fixed account. However, information relating to the fixed account is subject to federal securities laws relating to the accuracy and completeness of prospectus disclosure.

Purchase payments will be allocated to the fixed account by election of the contract owner.

The investment income earned by the fixed account will be allocated to the contracts at varying guaranteed interest rate(s) depending on the following categories of fixed account allocations:

- New Money Rate - The rate credited on the fixed account allocation when the contract is purchased or when subsequent purchase payments are made. Subsequent purchase payments may receive different New Money Rates than the rate when the contract was issued, since the New Money Rate is subject to change based on market conditions.

- Variable Account to Fixed Rate - Allocations transferred from any of the underlying investment options in the variable account to the fixed account may receive a different rate. The rate may be lower than the New Money Rate. There may be limits on the amount and frequency of movements from the variable account to the fixed account.

- Renewal Rate - The rate available for maturing fixed account allocations which are entering a new guarantee period. The contract owner will be notified of this rate in a letter issued with the quarterly statements when any of the money in the contract owner's fixed account matures. At that time, the contract owner will have an opportunity to leave the money in the fixed account and receive the Renewal Rate or the contract owner can move the money to any of the other underlying mutual fund options.

- Dollar Cost Averaging Rate - From time to time, Nationwide may offer a more favorable rate for an initial purchase payment into a new contract when used in conjunction with a dollar cost averaging program.

All of these rates are subject to change on a daily basis; however, once applied to the fixed account, the interest rates are guaranteed until the end of the calendar quarter during the 12 month anniversary in which the fixed account allocation occurs.

Credited interest rates are annualized rates - the effective yield of interest over a one-year period. Interest is credited to each contract on a daily basis. As a result, the credited interest rate is compounded daily to achieve the stated effective yield.


The guaranteed rate for any purchase payment will be effective for not less than 12 months. Nationwide guarantees that the rate will not be less than 3.0% per year.


Any interest in excess of 3.0% will be credited to fixed account allocations at Nationwide's sole discretion. The contract owner assumes the risk that interest credited to fixed account allocations may not exceed the minimum guarantee of 3.0% for any given year.

Nationwide guarantees that the fixed account contract value will not be less than the amount of the purchase payments allocated to the fixed account, plus interest credited as described above, less surrenders and any applicable charges including CDSC.

Charges Assessed for Certain Contract Options

All guaranteed interest rates credited to the fixed account will be determined as described above. Based on the criteria listed above, it is possible for a contract with various optional benefits to receive the same guaranteed rate of interest as a contract with no optional benefits. However, for contract owners that elect the Beneficiary Protector Option, a charge for that option is assessed to assets in the Fixed Account. Consequently, even though the guaranteed interest rate credited does not change, the charge assessed for the optional benefit will result in investment returns lower than the interest rate credited, as specified below.

For contract owners that elect, or have elected, the Beneficiary Protector Option, payments or transfers made to the fixed account will be assessed a fee of 0.40%. Consequently, any guaranteed interest rate of return for assets in the fixed account will be lowered by 0.40% due to the assessment of this charge.

Although there is a fee assessed to the assets in the fixed account for contract options listed above, Nationwide guarantees that the guaranteed interest rate credited to any assets in the fixed account will never be less than 3.0% for any given year.

STANDARD CHARGES AND DEDUCTIONS


CONTRACT MAINTENANCE CHARGE

On each contract anniversary (and upon a full surrender of the contract), Nationwide deducts a $40 Contract Maintenance Charge. This charge reimburses Nationwide for administrative expenses involved in issuing and maintaining the contract.

The deduction of the Contract Maintenance Charge will be taken proportionately from each sub-account and the Guaranteed Term Options based on the value in each option as compared to the total contract value.

If on any contract anniversary (or on the date of a full surrender), the contract value is $50,000 or more, Nationwide will waive the Contract Maintenance Charge for that year and all subsequent years.

Nationwide will not increase the Contract Maintenance Charge. Nationwide will not reduce or eliminate the Contract Maintenance Charge where it would be discriminatory or unlawful.


MORTALITY AND EXPENSE RISK CHARGE

Nationwide deducts a Mortality and Expense Risk Charge from the variable account. This amount is computed on a daily basis and is equal to an annualized rate of 1.20% of the daily net assets of the variable account.


The Mortality Risk Charge compensates Nationwide for guaranteeing the annuity purchase rates of the contracts. This guarantee ensures that the annuity purchase rates will not change regardless of the death rates of annuity payees or the general population. The Mortality Risk Charge also compensates Nationwide for risks assumed in connection with the standard death benefit, but only partially compensates Nationwide in connection with the death benefit option, for which there is a separate charge.

The Expense Risk Charge compensates Nationwide for guaranteeing that administration charges will not increase regardless of actual expenses.


If the Mortality and Expense Risk Charge is insufficient to cover actual expenses, the loss is borne by Nationwide.



CONTINGENT DEFERRED SALES CHARGE

No sales charge deduction is made from the purchase payments when amounts are deposited into the contracts. However, if any part of the contract is surrendered, Nationwide will, with certain exceptions, deduct a CDSC, as described below. The CDSC will not exceed 7% of purchase payments surrendered.

The CDSC is calculated by multiplying the applicable CDSC percentage (noted below) by the amount of purchase payments surrendered.


For purposes of calculating the CDSC, surrenders are considered to come first from the oldest purchase payment made to the contract, then the next oldest purchase payment, and so forth. Earnings are not subject to the CDSC, however, earnings may not be distributed prior to the distribution of all purchase payments. Amounts withdrawn without charge, as described in the "Withdrawals Without CDSC" provision, will not be considered a withdrawal of purchase payments. For tax purposes, a surrender is usually treated as a withdrawal of earnings first.


The CDSC applies as follows:

 NUMBER OF COMPLETED YEARS               CDSC
   FROM DATE OF PURCHASE             PERCENTAGE(1)
          PAYMENT

             0                            7%
             1                            7%
             2                            6%
             3                            5%
             4                            4%
             5                            3%
             6                            2%
             7                            0%



(1)The percentage will change to the next purchase payment year's CDSC percentage on the last day of the current contract year.

The CDSC is used to cover sales expenses, including commissions (maximum of 6.25% of purchase payments), production of sales material and other promotional expenses. If expenses are greater than the CDSC, the shortfall will be made up from Nationwide's general account, which may indirectly include portions of the variable account charges, since Nationwide may generate a profit from these charges.


All or a portion of any withdrawal may be subject to federal income taxes. Contract owners taking withdrawals before age 59 1/2 may be subject to a 10% penalty tax.

Waiver of Contingent Deferred Sales Charge

Each contract year, the contract owner may withdraw without a CDSC the greater of:

     (a)  10% of all purchase payments; or

     (b) any amount withdrawn to meet minimum distribution requirements under the Internal Revenue Code.

This CDSC-free privilege is non-cumulative. Free amounts not taken during any given contract year cannot be taken as free amounts in a subsequent contract year.

In addition, no CDSC will be deducted:

     (1) upon the annuitization of contracts which have been in force for at least two years;

     (2)  upon payment of a death benefit; or


     (3) from any values which have been held under a contract for at least seven (7) years.

No CDSC applies to transfers among sub-accounts or between or among the fixed account or the variable account A CDSC may be assessed against full or partial surrenders from GTOs.


A contract held by a Charitable Remainder Trust (as defined by Internal Revenue Code Section 664) may withdraw CDSC-free the greater of (a) or (b), where:

     (a) is the amount which would otherwise be available for withdrawal without a CDSC; and

     (b) is the difference between the total purchase payments made to the contract as of the date of the withdrawal (reduced by previous withdrawals) and the contract value at the close of the day prior to the date of the withdrawal.

The CDSC will not be eliminated if to do so would be unfairly discriminatory or prohibited by state law.

PREMIUM TAXES

Nationwide will charge against the contract value any premium taxes levied by a state or other government entity. Premium tax rates currently range from 0% to 5.0%. This range is subject to change. The method used to assess premium tax will be determined by Nationwide at its sole discretion in compliance with state law.

Nationwide currently deducts premium taxes from the contract either at:

(1)  the time the contract is surrendered;

(2)  annuitization; or

(3)  such earlier date as Nationwide becomes subject to premium taxes.

Premium taxes may be deducted from death benefit proceeds.

OPTIONAL CONTRACT BENEFITS, CHARGES AND DEDUCTIONS


All contract options must be elected at the time of application. Once a contract option has been elected, it cannot be revoked.


Upon annuitization of the contract, any amounts assessed for any optional benefits elected will be waived and only those charges applicable to the base contract will be assessed.


DEATH BENEFIT OPTION

The contract owner can purchase an optional death benefit at the time of application. If elected, Nationwide will deduct an additional charge equal to an annualized rate of 0.15% of the daily net assets of the variable account. In exchange for the additional charge, upon the death of the contract owner (or joint owner, if applicable), the death benefit will be the Greater of One-Year or 5% Enhanced Death Benefit. This death benefit option may not be available in every state.

Death Benefit Option - Greater of One-Year or 5% Enhanced Death Benefit

If the contract owner or joint owner dies before the annuitization date and the total of all purchase payments made to the contract is less than or equal to $1,000,000, the optional death benefit will be the greatest of:

     1)   the contract value;

     2) the total of all purchase payments, minus all surrenders (provided that this amount cannot exceed 2 times the contract value as of the date the death benefit is calculated);

     3) the highest contract value on the date the contract is issued or any contract anniversary prior to the deceased owner's 86th birthday, less an adjustment for amounts subsequently surrendered, plus purchase payments received after the contract anniversary; or

     4) the 5% Interest Anniversary Value (see "Death Benefit" for more information on the 5% Interest Anniversary Value).


The adjustment for amounts surrendered will reduce item (3) above in the same proportion that the contract value was reduced on the date(s) of the partial surrender(s).

The 5% Interest Anniversary Value will not exceed 200% of the net of total purchase payments minus amounts surrendered. The death benefit will be made payable a maximum of twice under any contract.

If the contract owner or joint owner dies before the annuitization date and the total of all purchase payments made to the contract is greater than $1,000,000, the optional death benefit will be determined using the following formula:


(A x F) + B(1 - F), where

     A = the greatest of:

          a)   the contract value;


          b) the total of all purchase payments, minus all surrenders (provided that this amount cannot exceed 2 times the contract value as of the date the death benefit is calculated);

          c) the highest contract value on the date the contract is issued or on any contract anniversary prior to the deceased owner's 86th birthday, minus an adjustment for amounts subsequently surrendered, plus purchase payments received after the contract anniversary.


          The adjustment for amounts surrendered will reduce item (c) above in the same proportion that the contract value was reduced on the date(s) of the partial surrender(s);

     B = the contract value; and


     F = the ratio of $1,000,000 to the total of all purchase payments made to the contract.


No CDSC will be charged if:

(1)  the third contract anniversary has passed; and

(2) the contract owner has been confined to a long-term care facility or hospital for a continuous 90-day period that began after the contract issue date; or

(3) the contract owner has been diagnosed by a physician to have a terminal illness; and

(4) Nationwide receives and records such a letter from that physician indicating such diagnosis.

Written notice and proof of terminal illness or confinement for 90 days in a hospital or long term care facility must be received in a form satisfactory to Nationwide and recorded at Nationwide's home office prior to waiver of the CDSC.

In the case of joint ownership, the waivers will apply if either joint owner meets the qualifications listed above.

For those contracts that have a non-natural person as contract owner as an agent for a natural person, the annuitant may exercise the right of the contract owner for purposes described in this provision. If the non-natural contract owner does not own the contract as an agent for a natural person (e.g., the contract owner is a corporation or a trust for the benefit of an entity), the annuitant may not exercise the rights described in this provision.

GUARANTEED MINIMUM INCOME BENEFIT OPTION


The contract owner can purchase a Guaranteed Minimum Income Benefit Option at the time of application. If elected, Nationwide will deduct an additional charge equal to an annualized rate of 0.45% of the daily net assets of the variable account. The Guaranteed Minimum Income Benefit Option provides for a minimum guaranteed value that may replace the contract value as the amount to be annuitized under certain circumstances. A Guaranteed Minimum Income Benefit may afford protection against unfavorable investment performance.


BENEFICIARY PROTECTOR OPTION


The contract owner can purchase a Beneficiary Protector Option at the time of application if the contract owner is age 70 or younger at the time of election. If elected, Nationwide will deduct an additional charge equal to an annualized rate of 0.40% of the daily net assets of the variable account. Allocations made to the fixed account or to the Guaranteed Term Options will be assessed a fee of 0.40%. Consequently, any guaranteed interest rate of return for assets in the Guaranteed Term Options or in the fixed account will be lowered by 0.40% due to the assessment of this charge.

The Beneficiary Protector Option provides that upon the death of the contract owner (but not the joint owner) and in addition to any death benefit payable, Nationwide will credit an additional amount to the contract.

The Beneficiary Protector Option credit is applied to the contract upon the death of the contract owner. After the Beneficiary Protector Option credit is applied to the contract, the beneficiary(ies) may:

(a)  terminate the contract; or

(b) continue the contract subject to any mandatory distribution rules (see "Required Distributions").

Once the credit is applied to the contract, the charge for the credit will no longer be assessed and no future benefits will be available under this option.

How Credits to the Contract are Calculated


The amount credited to the contract under this option will be equal to:


                             40% X ADJUSTED EARNINGS

Adjusted Earnings = (a) - (b) - (c); where:

     a = the contract value on the date the death benefit is calculated and prior to any death benefit calculation;

     b = purchase payments, proportionately adjusted for withdrawals; and

     c = any adjustment for a death benefit previously paid, proportionately adjusted for withdrawals.

     The adjustment for amounts withdrawn will reduce purchase payments and any death benefit previously paid in the same proportion that the contract value was reduced on the date(s) of the partial withdrawal(s).


The credit applied under this option will not exceed 300% of purchase payments (proportionately adjusted for withdrawals) that have been in this contract for at least 12 months as of the date the Beneficiary Protector Option credit is calculated.

How Credits Are Applied

Any amounts credited to the contract pursuant to this option will be allocated to the sub-accounts of the variable account, the fixed account and the GTOs in the same proportion as each purchase payment is allocated to the contract on the date the credit is applied.


CONTRACT OWNERSHIP


The contract owner has all rights under the contract. The named contract owner must be age 80 or younger at the time of contract issuance. Purchasers who name someone other than themselves as the contract owner will have no rights under the contract.

Unless the contract owner is a Charitable Remainder Trust, the annuitant shall become the contract owner on the annuitization date.


Contract owners of Non-Qualified Contracts may name a new contract owner at any time before the annuitization date. Any change of contract owner automatically revokes any prior contract owner designation. Changes in contract ownership may result in federal income taxation and may be subject to state and federal gift taxes.

A change in contract ownership must be submitted in writing and recorded at Nationwide's home office. Once recorded, the change will be effective as of the date the request was signed. However, the change will not affect any payments made or actions taken by Nationwide before the change was recorded.

The contract owner may also request a change in the annuitant, contingent annuitant, contingent owner, beneficiary, or contingent beneficiary before the annuitization date. These changes must be:

     -    on a Nationwide form;

     -    signed by the contract owner; and

     -    received at Nationwide's home office before the annuitization date.

Nationwide must review and approve any change requests.

JOINT OWNERSHIP


The contract owner and the joint owner each own an undivided interest in the contract.


A contract owner can name a joint owner at any time before annuitization subject to the following conditions:

     -    a joint owner can only be named for Non-Qualified Contracts;


     - a joint owner cannot be named when the contract owner is a Charitable Remainder Trust;

     - a joint owner must be the spouse of the contract owner at the time joint ownership is requested, unless state law requires Nationwide to allow non-spousal joint owners;

     - the joint owner and the contract owner must be named the primary beneficiaries under the contract;

     - both the contract owner and joint owner must be age 80 or younger at the time of contract issuance;

     - the exercise of any ownership right in the contract will generally require a written request signed by both the contract owner and the joint owner;

     - Nationwide will not be liable for any loss, liability, cost, or expense for acting in accordance with the instructions of either the contract owner or the joint owner; and

     - an election in writing signed by both the contract owner and the joint owner must be made to authorize Nationwide to allow the exercise of ownership rights independently by either owner.

     If one joint owner dies before the annuitization date, the other may elect to continue the contract, and Nationwide will credit an amount equal to the difference between the contract value and any payable death benefit.


ANNUITANT


The annuitant is the person who will receive annuity payments and upon whose continuation of life any annuity payment involving life contingencies depends. This person must be age 85 or younger at the time of contract issuance (age 79 or younger if electing a Guaranteed Minimum Income Benefit option), unless Nationwide approves a request for an annuitant of greater age.

The annuitant has no rights under the contract until the contract is annuitized, unless the annuitant is also the contract owner.

If a Charitable Remainder Trust owns the contract, then the annuity payments will be made to the Charitable Remainder Trust.

For contracts issued as an Individual Retirement Annuity, a Tax Sheltered Annuity, or under Qualified Plans, the contract owner must be the annuitant, and the annuitant's entire interest in the contract is nonforfeitable.

If the annuitant dies prior to annuitization, the contract owner may name another annuitant, subject to Nationwide's consent. If the contract owner fails to name another annuitant, Nationwide will treat the contract owner as the annuitant.

BENEFICIARY AND CONTINGENT BENEFICIARY

The beneficiary is the person who is entitled to the death benefit if the contract owner dies before the annuitization date and there is no joint owner. The contract owner can name more than one beneficiary. Multiple beneficiaries will share the death benefit equally, unless otherwise specified.

The contract owner may change the beneficiary or contingent beneficiary by submitting a written request to Nationwide. Once recorded, the change will be effective as of the date the request was signed, whether or not the contract owner was living at the time the change was recorded. The change will not affect any action taken by Nationwide before the change was recorded.



OPERATION OF THE CONTRACT

MINIMUM INITIAL AND SUBSEQUENT PURCHASE PAYMENTS

                              MINIMUM            MINIMUM
        CONTRACT         INITIAL PURCHASE      SUBSEQUENT
          TYPE                PAYMENT            PAYMENTS

Investment-only              $10,000            $1,000

Non-Qualified                $10,000            $1,000

IRA                          $10,000            $1,000

Roth IRA                     $10,000            $1,000

Tax Sheltered Annuity        $10,000            $1,000


SEP IRA                      $10,000            $1,000

*For subsequent purchase payments sent via automatic electronic transfer, the minimum subsequent purchase payment is $100.


Guaranteed Term Options

Guaranteed Term Options are separate investment options under the contract. The minimum amount that may be allocated to a Guaranteed Term Option is $1,000.

PRICING


Initial purchase payments allocated to sub-accounts will be priced at the accumulation unit value determined no later than 2 business days after receipt of an order to purchase. The application and all necessary information must be complete. If the application is not complete, Nationwide may retain a purchase payment for up to 5 business days while attempting to complete it. If the application is not completed within 5 business days, the prospective purchaser will be informed of the reason for the delay. The purchase payment will be returned unless the prospective purchaser specifically consents to allow Nationwide to hold the purchase payment until the application is completed.


Subsequent purchase payments will be priced based on the next available accumulation unit value after the payment is received.


The cumulative total of all purchase payments under contracts issued by Nationwide on the life of any one contract owner and/or annuitant cannot exceed $1,000,000 without Nationwide's prior consent.


Purchase payments will not be priced when the New York Stock Exchange is closed or on the following nationally recognized holidays:

-        New Year's Day                 -        Independence Day
-        Martin Luther King, Jr. Day    -        Labor Day
-        Presidents' Day                -        Thanksgiving
-        Good Friday                    -        Christmas
-        Memorial Day

Nationwide also will not price purchase payments if:

     (1)  trading on the New York Stock Exchange is restricted;

     (2) an emergency exists making disposal or valuation of securities held in the variable account impracticable; or

     (3) the SEC, by order, permits a suspension or postponement for the protection of security holders.

Rules and regulations of the SEC will govern as to when the conditions described in (2) and (3) exist. If Nationwide is closed on days when New York Stock Exchange is open, contract value may be affected since the contract owner will not have access to their account.

ALLOCATION OF PURCHASE PAYMENTS


Nationwide allocates purchase payments to sub-accounts, the fixed account, and/or Guaranteed Term Options as instructed by the contract owner. Shares of the underlying mutual funds allocated to the sub-accounts are purchased at net asset value, then converted into accumulation units. Contract owners can change allocations or make exchanges among the sub-accounts, fixed account or Guaranteed Term Options. However, no change may be made that would result in an amount less than 1% of the purchase payments being allocated to any investment option. Certain transactions may be subject to conditions imposed by the underlying mutual funds, as well as those set forth in the contract.


DETERMINING THE CONTRACT VALUE

The contract value is the sum of:

     (1) the value of amounts allocated to the sub-accounts of the variable account;

     (2)  amounts allocated to the fixed account; and


     (3)  amounts allocated to any Guaranteed Term Option. ---


If part or all of the contract value is surrendered, or charges are assessed against the whole contract value, Nationwide will deduct a proportionate amount from each sub-account, the fixed account and Guaranteed Term Options based on current cash values.

Determining Variable Account Value - Valuing an Accumulation Unit


Purchase payments or transfers allocated to the underlying mutual funds are accounted for in accumulation units. Accumulation unit values (for each sub-account) are determined by calculating the net investment factor for the underlying mutual funds for the current valuation period and multiplying that result with the accumulation unit values determined on the previous valuation period.


Nationwide uses the net investment factor as a way to calculate the investment performance of a sub-account from valuation period to valuation period. For each sub-account, the net investment factor shows the investment performance of the underlying mutual fund in which a particular sub-account invests, including the charges assessed against that sub-account for a valuation period.

The net investment factor is determined by dividing (a) by (b), and then subtracting (c) from the result, where:

     (a)  is the sum of:


          (1) the net asset value per share of the underlying mutual fund as of the end of the current valuation period; and


          (2) the per share amount of any dividend or income distributions made by the underlying mutual fund (if the date of the dividend or income distribution occurs during the current valuation period);


     (b) is the net asset value per share of the underlying mutual fund determined as of the end of the preceding valuation period;

     (c) is a factor representing the daily variable account charges, which may include charges for contract options chosen by the contract owner. The factor is equal to an annualized rate ranging from 1.20% to 2.20% of the daily net assets of the variable account, depending on which contract features the contract owner chose.


Based on the net investment factor, the value of an accumulation unit may increase or decrease. Changes in the net investment factor may not be directly proportional to changes in the net asset value of the underlying mutual fund shares because of the deduction of variable account charges.

Though the number of accumulation units will not change as a result of investment experience, the value of an accumulation unit may increase or decrease from valuation period to valuation period.


Determining the Fixed Account Value


Nationwide determines the value of the fixed account by:

     (1) adding all amounts allocated to the fixed account, minus any amounts previously transferred or withdrawn;

     (2)  adding any interest earned on the amounts allocated; and

     (3)  subtracting charges deducted in accordance with the contract.

Determining the Guaranteed Term Option Value

Nationwide determines the value of a Guaranteed Term Option by:

     (1) adding all amounts allocated to any Guaranteed Term Option, minus amounts previously transferred or withdrawn (which may be subject to a market value adjustment);

     (2) adding any interest earned on the amounts allocated to any Guaranteed Term Option; and

     (3)  subtracting charges deducted in accordance with the contract.

TRANSFERS PRIOR TO ANNUITIZATION

Transfers from the Fixed Account to the Variable Account or a Guaranteed Term Option


Fixed account allocations may be transferred to the variable account or a Guaranteed Term Option only upon reaching the end of an interest rate guarantee period. Normally, Nationwide will permit 100% of such fixed account allocations to be transferred to the variable account or a Guaranteed Term Option; however Nationwide may, under certain economic conditions and at its discretion, limit the maximum transferable amount. Under no circumstances will the maximum transferable amount be less than 10% of the fixed account allocation reaching the end of an interest rate guarantee period. Transfers to a Guaranteed Term Option must be at least $1,000. Transfers of the fixed account allocations must be made within 45 days after reaching the end of an interest rate guarantee period.


Contract owners who use dollar cost averaging may transfer from the fixed account to the variable account (but not to Guaranteed Term Options) under the terms of that program (see "Dollar Cost Averaging").

Transfers to the Fixed Account


Variable account allocations may be transferred to the fixed account at any time. Normally, Nationwide will not restrict transfers from the variable account to the fixed account; however, Nationwide may establish a maximum transfer limit from the variable account to the fixed account. Except as noted below, under no circumstances will the transfer limit be less than 10% of the current value of the variable account, less any transfers made in the 12 months preceding the date the transfer is requested, but not including transfers made prior to the imposition of the transfer limit. However, where permitted by state law, Nationwide reserves the right to refuse transfers or purchase payments to the fixed account (whether from the variable account or a Guaranteed Term Option) when the fixed account value is equal to or greater than 30% of the contract value at the time the purchase payment is made or the transfer is requested.


Transfers from a Guaranteed Term Option

Transfers from a Guaranteed Term Option prior to maturity are subject to a market value adjustment.

Transfers Among the Sub-Accounts

Allocations may be transferred among the sub-accounts once per valuation period. Transfers involving the sub-accounts may be subject to restrictions or requirements imposed by the underlying mutual fund. Refer to the prospectus for the underlying mutual fund for more information.

Additionally, Nationwide reserves the right to refuse or limit transfer requests (or take any other action it deems necessary) in order to protect contract owners, annuitants and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices that are employed by some contract owners (or third parties acting on their behalf).

If Nationwide determines that a contract owner (or a third party acting on the contract owner's behalf) is engaging in harmful short-term trading, Nationwide reserves the right to take actions to protect investors, including:

- terminating the ability of specified contract owners to submit transfer requests via telephone, facsimile, or over the internet; and/or

- refusing trades submitted by contract owners (or third parties on their behalf) that exhibit a pattern of short-term trading.

Any action taken by Nationwide pursuant to this provision will be preceded by a 30 day written notice to the affected contract owner.

TRANSFERS AFTER ANNUITIZATION

After annuitization, transfers may only be made on the anniversary of the annuitization date.

TRANSFER REQUESTS

Nationwide will accept transfer requests in writing, over the telephone, or via the internet. Nationwide will use reasonable procedures to confirm that instructions are genuine and will not be liable for following instructions that it reasonably determined to be genuine. Nationwide may withdraw the telephone and/or internet exchange privilege upon 30 days written notice to contract owners.

Amounts transferred to the variable account will receive the accumulation unit value next determined after the transfer request is received.

Interest Rate Guarantee Period

The interest rate guarantee period is the period of time that the fixed account interest rate is guaranteed to remain the same. Within 45 days of the end of an interest rate guarantee period, transfers may be made from the fixed account to the variable account or to the Guaranteed Term Options. Nationwide will determine the amount that may be transferred and will declare this amount at the end of the guarantee period. This amount will not be less than 10% of the amount in the fixed account that is maturing.

For new purchase payments allocated to the fixed account, or transfers to the fixed account from the variable account or a Guaranteed Term Option, this period begins on the date of deposit or transfer and ends on the one year anniversary of the deposit or transfer. The guaranteed interest rate period may last for up to 3 months beyond the 1 year anniversary because guaranteed terms end on the last day of a calendar quarter.

The interest rate guarantee period does not in any way refer to interest rate crediting practices connected with Guaranteed Term Options.

During an interest rate guarantee period, transfers cannot be made from the fixed account, and amounts transferred to the fixed account must remain on deposit.


RIGHT TO EXAMINE (RIGHT TO REVOKE)

Contract owners have a right to examine the contract. The contract may be returned to Nationwide's home office for any reason within ten days of receipt and Nationwide will refund the contract value or another amount required by law. The refunded contract value will reflect the deduction of any contract charges, unless otherwise required by law. All Individual Retirement Annuity and Roth IRA refunds will be a return of purchase payments. State and/or federal law may provide additional free look privileges.


Liability of the variable account under this provision is limited to the contract value in each sub-account on the date of revocation. Any additional amounts refunded to the contract owner will be paid by Nationwide.

SURRENDER (REDEMPTION)

Contract owners may surrender some or all of their contract value before the annuitization date. Surrender requests must be in writing and Nationwide may require additional information. When taking a full surrender, the contract must accompany the written request. Nationwide may require a signature guarantee.


Nationwide will pay any amounts surrendered from the sub-accounts within 7 days. However, Nationwide may suspend or postpone payment when it is unable to price a purchase payment.

Nationwide may be required by state law to reserve the right to delay payment of a surrender of any portion of the contract value, including Guaranteed Term Options, for a period of up to six months from the date the surrender request.


PARTIAL SURRENDERS (PARTIAL REDEMPTIONS)


Nationwide will surrender accumulation units from the sub-accounts, and amounts from the fixed account and Guaranteed Term Options, in proportion to the value each option bears to the contract value at the time of the surrender request.

A CDSC may apply, as well as premium taxes. These amounts may be charged or assessed against either:


     (a)  the amount requested; or

     (b) the contract value remaining after the contract owner has received the amount requested.


If the contract owner does not make a specific election, any applicable CDSC or premium tax will be taken from the contract value remaining after the contract owner has received the amount requested.


FULL SURRENDERS (FULL REDEMPTIONS)

The contract value upon full surrender may be more or less than the total of all purchase payments made to the contract. The contract value will reflect:

-    variable account charges;

-    underlying mutual fund charges;

-    the investment performance of the underlying mutual funds;

-    amounts allocated to the fixed account and interest credited; and

- any amounts allocated to the Guaranteed Term Options plus or minus any market value adjustment.


A CDSC may apply as well as premium taxes.

SURRENDERS UNDER A TEXAS OPTIONAL RETIREMENT PROGRAM OR A LOUISIANA OPTIONAL RETIREMENT PLAN

Redemption restrictions apply to contracts issued under the Texas Optional Retirement Program or the Louisiana Optional Retirement Plan.

The Texas Attorney General has ruled that participants in contracts issued under the Texas Optional Retirement Program may only take withdrawals if:

     -    the participant dies;

     -    the participant retires;

     -    the participant terminates employment due to total disability; or

     - the participant that works in a Texas public institution of higher education terminates employment.

A participant under a contract issued under the Louisiana Optional Retirement Plan may only take distributions from the contract upon retirement or termination of employment. All retirement benefits under this type of plan must be paid as lifetime income; lump sum cash payments are not permitted, except for death benefits.


Due to the restrictions described above, a participant under either of these plans will not be able to withdraw cash values from the contract unless one of the applicable conditions is met. However, contract value may be transferred to other carriers, subject to a CDSC.


Nationwide issues this contract to participants in the Texas Optional Retirement Program in reliance upon and in compliance with Rule 6c-7 of the Investment Company Act of 1940. Nationwide issues this contract to participants in the Louisiana Optional Retirement Plan in reliance upon and in compliance with an exemptive order that Nationwide received from the SEC on August 22, 1990.

SURRENDERS UNDER A TAX SHELTERED ANNUITY


Contract owners of a Tax Sheltered Annuity may surrender part or all of their contract value before the annuitization date or the annuitant's death, subject to a CDSC except as provided below:


(A) Contract value attributable to contributions made under a qualified cash or deferred arrangement (within the meaning of Internal Revenue Code Section 402(g)(3)(A)), a salary reduction agreement (within the meaning of Internal Revenue Code Section 402(g)(3)(C)), or transfers from a Custodial Account (described in Section 403(b)(7) of the Internal Revenue Code), may be surrendered only:

     (1) when the contract owner reaches age 59 1/2, separates from service, dies or becomes disabled (within the meaning of Internal Revenue Code
          Section 72(m)(7)); or

     (2) in the case of hardship (as defined for purposes of Internal Revenue Code Section 401(k)), provided that any such hardship surrender may NOT include any income earned on salary reduction contributions.

(B)  The surrender limitations described in Section A also apply to:

     (1) salary reduction contributions to Tax Sheltered Annuities made for plan years beginning after December 31, 1988;

     (2) earnings credited to such contracts after the last plan year beginning before January 1, 1989, on amounts attributable to salary reduction contributions; and

     (3) all amounts transferred from 403(b)(7) Custodial Accounts (except that earnings and employer contributions as of December 31, 1988 in such Custodial Accounts may be withdrawn in the case of hardship).


(C) Any distribution other than the above, including a ten day right to examine cancellation of the contract (when available), may result in taxes, penalties and/or retroactive disqualification of a Tax Sheltered Annuity.

In order to prevent disqualification of a Tax Sheltered Annuity after a ten day right to examine cancellation, Nationwide will transfer the proceeds to another Tax Sheltered Annuity upon proper direction by the contract owner.


These provisions explain Nationwide's understanding of current withdrawal restrictions. These restrictions may change.

Distributions pursuant to Qualified Domestic Relations Orders will not violate the restrictions stated above.

LOAN PRIVILEGE


The loan privilege is ONLY available for contracts issued under Qualified Plans or as Tax Sheltered Annuities. These contract owners can take loans from the contract value beginning 30 days after the contract is issued up to the annuitization date. Loans are subject to the terms of the contract, the plan and the Internal Revenue Code. Nationwide may modify the terms of a loan to comply with changes in applicable law.

MINIMUM & MAXIMUM LOAN AMOUNTS

Contract owners may borrow a minimum of $1,000, unless Nationwide is required by law to allow a lesser minimum amount. Each loan must individually satisfy the contract minimum amount.

Nationwide will calculate the maximum nontaxable loan amount based upon information provided by the participant or the employer. Loans may be taxable if a participant has additional loans from other plans. The total of all outstanding loans must not exceed the following limits:

                 CONTRACT     MAXIMUM OUTSTANDING LOAN
                 VALUES       BALANCE ALLOWED

NON-ERISA PLANS  up to        up to 80% of contract
                 $20,000      value (not more than
                              $10,000)


NON-ERISA PLANS  $20,000      up to 50% of contract
                 and over     value (not more than
                              $50,000*)


ERISA PLANS      All          up to 50% of contract
                              value (not more than
                              $50,000*)

*The $50,000 limits will be reduced by the highest outstanding balance owed during the previous 12 months.

For salary reduction Tax Sheltered Annuities, loans may be secured only by the contract value.

MAXIMUM LOAN PROCESSING FEE

Nationwide charges a $25 loan processing fee at the time each new loan is processed. This fee compensates Nationwide for expenses related to administering and processing loans.

The fee is taken from the sub-accounts, fixed account, and Guaranteed Term Options in proportion to the contract value at the time the loan is processed.

HOW LOAN REQUESTS ARE PROCESSED

All loans are made from the collateral fixed account. Nationwide transfers accumulation units in proportion to the assets in each sub-account to the collateral fixed account until the requested amount is reached. If there are not enough accumulation units available in the contract to reach the requested loan amount, Nationwide next transfers contract value from the fixed account. Any remaining required collateral will be transferred from the Guaranteed Term Options. Transfers from the Guaranteed Term Options may be subject to a market value adjustment. No CDSC will be deducted on transfers related to loan processing.

LOAN INTEREST

The outstanding loan balance in the collateral fixed account is credited with interest until the loan is repaid in full. The credited interest rate will be 2.25% less than the loan interest rate fixed by Nationwide. The credited interest rate is guaranteed never to fall below 3.0%.

Specific loan terms are disclosed at the time of loan application or issuance.

LOAN REPAYMENT

Loans must be repaid in five years. However, if the loan is used to purchase the contract owner's principal residence, the contract owner has 15 years to repay the loan.

Contract owners must identify loan repayments as loan repayments or they will be treated as purchase payments and will not reduce the outstanding loan. Payments must be substantially level and made at least quarterly.

Loan repayments will consist of principal and interest in amounts set forth in the loan agreement. Repayments are allocated to the sub-accounts in accordance with the contract, unless Nationwide and the contract owner have agreed to amend the contract at a later date on a case by case basis.


Loan repayments to the Guaranteed Term Options must be at least $1,000. If the proportional share of the repayment to the Guaranteed Term Option is less than $1,000, that portion of the repayment will be allocated to the Federated Insurance Series - Federated Prime Money Fund II unless the contract owner directs otherwise.


DISTRIBUTIONS & ANNUITY PAYMENTS

Distributions made from the contract while a loan is outstanding will be reduced by the amount of the outstanding loan plus accrued interest if:

     -    the contract is surrendered;


     -    the contract owner dies prior to annuitization; or


     -    annuity payments begin.

TRANSFERRING THE CONTRACT

Nationwide reserves the right to restrict any transfer of the contract while the loan is outstanding.

GRACE PERIOD & LOAN DEFAULT

If a loan payment is not made when due, interest will continue to accrue. A grace period may be available (please refer to the terms of the loan agreement). If a loan payment is not made by the end of the applicable grace period, the entire loan will be treated as a deemed distribution and will be taxable to the contract owner. This deemed distribution may also be subject to an early withdrawal tax penalty by the Internal Revenue Service.

After default, interest will continue to accrue on the loan. Defaulted amounts, plus interest, are deducted from the contract value when the contract owner is eligible for a distribution of at least that amount. Additional loans are not available while a previous loan is in default.


ASSIGNMENT

Contract rights are personal to the contract owner and may not be assigned without Nationwide's written consent.

A Non-Qualified Contract owner may assign some or all rights under the contract. An assignment must occur before annuitization. Once proper notice of assignment is recorded by Nationwide's home office, the assignment will become effective as of the date the written request was signed.


Investment-only Contracts, Individual Retirement Annuities, Roth IRAs, SEP IRAs and Tax Sheltered Annuities may not be assigned, pledged or otherwise transferred except where allowed by law.


Nationwide is not responsible for the validity or tax consequences of any assignment. Nationwide is not liable for any payment or settlement made before the assignment is recorded. Assignments will not be recorded until Nationwide receives sufficient direction from the contract owner and the assignee regarding the proper allocation of contract rights.

Amounts pledged or assigned will be treated as distributions and will be included in gross income to the extent that the cash value exceeds the investment in the contract for the taxable year in which it was pledged or assigned. Amounts assigned may be subject to a tax penalty equal to 10% of the amount included in gross income.

Assignment of the entire contract value may cause the portion of the contract value exceeding the total investment in the contract and previously taxed amounts to be included in gross income for federal income tax purposes each year that the assignment is in effect.

CONTRACT OWNER SERVICES

ASSET REBALANCING

Asset rebalancing is the automatic reallocation of contract values to the sub-accounts on a predetermined percentage basis. Asset rebalancing is not available for assets held in the fixed account or the Guaranteed Term Options. Requests for asset rebalancing must be on a Nationwide form.

Asset rebalancing occurs every three months or on another frequency if permitted by Nationwide. If the last day of the three month period falls on a Saturday, Sunday, recognized holiday, or any other day when the New York Stock Exchange is closed, asset rebalancing will occur on the next business day.

Asset rebalancing may be subject to employer limitations or restrictions for contracts issued to a Tax Sheltered Annuity plan. Contract owners should consult a financial adviser to discuss the use of asset rebalancing.

Nationwide reserves the right to stop establishing new asset rebalancing programs. Nationwide also reserves the right to assess a processing fee for this service.

DOLLAR COST AVERAGING


Nationwide may, from time to time, offer Dollar Cost Averaging programs. Dollar Cost Averaging is a long-term transfer program that allows the contract owner to make regular, level investments over time. It involves the automatic transfer of a specified amount from the fixed account into the sub-accounts. Dollar Cost Averaging transfers may not be directed to or from the Guaranteed Term Options. Contract owners may participate in this program if their contract value is $10,000 or more at the time the Dollar Cost Averaging program elected.

Nationwide does not guarantee that this program will result in a profit or protect contract owners from a loss.

The contract owner may elect a 6-month or 12-month Dollar Cost Averaging program. If a contract owner utilizes a Dollar Cost Averaging program, Nationwide will apply a higher rate of interest for assets in the fixed account than would normally be credited when not participating in a Dollar Cost Averaging program. The Dollar Cost Averaging interest rate declared is guaranteed for as long as the Dollar Cost Averaging program is in effect (e.g., either 6 months or 12 months, depending on the Dollar Cost Averaging program elected).

Nationwide will process transfers until earlier of:

     1)   6 months if the 6-month Dollar Cost Averaging program is elected;

     2)   12 months if the 12-month Dollar Cost Averaging program is elected; or

     3) when the contract owner instructs Nationwide in writing to stop the transfers.

When a written request to discontinue transfers is received, Nationwide will automatically transfer the remaining assets in the Dollar Cost Averaging fixed account to the Federated Insurance Series - Federated Prime Money Fund II.

Nationwide is required by state law to reserve the right to postpone payment of assets in the fixed account for a period of up to 6 months from the date of the surrender request.


SYSTEMATIC WITHDRAWALS

Systematic withdrawals allow contract owners to receive a specified amount (of at least $100) on a monthly, quarterly, semi-annual, or annual basis. Requests for systematic withdrawals and requests to discontinue systematic withdrawals must be in writing.

The withdrawals will be taken from the sub-accounts and the fixed account proportionately unless Nationwide is instructed otherwise. Systematic withdrawals are not available from the Guaranteed Term Options.

Nationwide will withhold federal income taxes from systematic withdrawals unless otherwise instructed by the contract owner. The Internal Revenue Service may impose a 10% penalty tax if the contract owner is under age 59 1/2 unless the contract owner has made an irrevocable election of distributions of substantially equal payments.

If the contract owner takes systematic withdrawals, the maximum amount that can be withdrawn annually without a CDSC is the greatest of:

     (1) 10% of all purchase payments made to the contract as of the withdrawal date;

     (2) an amount withdrawn to meet minimum distribution requirements under the Internal Revenue Code; or

     (3) a percentage of the contract value based on the contract owner's age, as shown in the table that follows:

        CONTRACT OWNER'S            PERCENTAGE OF
              AGE                   CONTRACT VALUE

         Under age 59 1/2                 5%

     Age 59 1/2through age 61             7%

     Age 62 through age 64                8%

     Age 65 through age 74               10%

        Age 75 and over                  13%


Contract value and contract owner's age are determined as of the date the request for the withdrawal program is recorded by Nationwide's home office. For joint owners, the older joint owner's age will be used.

If total amounts withdrawn in any contract year exceed the CDSC-free amount described above, those amounts will only be eligible for the 10% of purchase payment CDSC-free withdrawal privilege described in the "Contingent Deferred Sales Charge" section. The total amount of CDSC for that contract year will be determined in accordance with that provision.

The CDSC-free withdrawal privilege for systematic withdrawals is non-cumulative. Free amounts not taken during any contract year cannot be taken as free amounts in a subsequent contract year.


Nationwide reserves the right to stop establishing new systematic withdrawal programs. Nationwide also reserves the right to assess a processing fee for this service. Systematic withdrawals are not available before the end of the ten day free look period (see "Right to Examine (Right to Revoke)").


ANNUITY COMMENCEMENT DATE

The annuity commencement date is the date on which annuity payments are scheduled to begin. The contract owner may change the annuity commencement date before annuitization. This change must be in writing and approved by Nationwide.

ANNUITIZING THE CONTRACT

ANNUITIZATION DATE


The annuitization date is the date that annuity payments begin. The annuitization date will be the first day of a calendar month unless otherwise agreed. The annuitization date must be at least 2 years after the contract is issued, but may not be later than either:

-    the age (or date) specified in the contract; or


-    the age (or date) specified by state law, where applicable.


If the contract is issued to fund a Tax Sheltered Annuity, annuitization may occur during the first 2 years subject to Nationwide's approval.

The Internal Revenue Code may require that distributions be made prior to the annuitization dates specified above (see "Required Distribution").

ANNUITIZATION


Annuitization is the period during which annuity payments are received. Annuitization is irrevocable once payments have begun. Upon arrival of the annuitization date, the contract owner must choose:


     (1)  an annuity payment option; and

     (2) either a fixed payment annuity, variable payment annuity, or an available combination.


Nationwide guarantees that each payment under a fixed payment annuity will be the same throughout annuitization. Under a variable payment annuity, the amount of each payment will vary with the performance of the underlying mutual funds selected.


FIXED PAYMENT ANNUITY

A fixed payment annuity is an annuity where the amount of the annuity payments remains level.

The first payment under a fixed payment annuity is determined on the annuitization date based on the annuitant's age (in accordance with the contract) by:

     (1)  deducting applicable premium taxes from the total contract value; then

     (2) applying the contract value amount specified by the contract owner to the fixed payment annuity table for the annuity payment option elected.

Subsequent payments will remain level unless the annuity payment option elected provides otherwise. Nationwide does not credit discretionary interest during annuitization.

VARIABLE PAYMENT ANNUITY

A variable payment annuity is an annuity where the amount of the annuity payments will vary depending on the performance of the underlying mutual funds selected.



                      A VARIABLE PAYMENT ANNUITY MAY NOT BE
                     ELECTED WHEN EXERCISING THE GUARANTEED
                         MINIMUM INCOME BENEFIT OPTION.


The first payment under a variable payment annuity is determined on the annuitization date based on the annuitant's age (in accordance with the contract) by:

     (1)  deducting applicable premium taxes from the total contract value; then

     (2) applying the contract value amount specified by the contract owner to the variable payment annuity table for the annuity payment option elected.

The dollar amount of the first payment is converted into a set number of annuity units that will represent each monthly payment. This is done by dividing the dollar amount of the first payment by the value of an annuity unit as of the annuitization date. This number of annuity units remains fixed during annuitization.

The second and subsequent payments are determined by multiplying the fixed number of annuity units by the annuity unit value for the valuation period in which the payment is due. The amount of the second and subsequent payments will vary with the performance of the selected underlying mutual funds. Nationwide guarantees that variations in mortality experience from assumptions used to calculate the first payment will not affect the dollar amount of the second and subsequent payments.

Value of an Annuity Unit

Annuity unit values for sub-accounts are determined by:

     (1) multiplying the annuity unit value for the immediately preceding valuation period by the net investment factor for the subsequent valuation period (see "Determining the Contract Value"); and then

     (2) multiplying the result from (1) by the assumed investment rate of 3.5% adjusted for the number of days in the valuation period.

Assumed Investment Rate

An assumed investment rate is the percentage rate of return assumed to determine the amount of the first payment under a variable payment annuity. Nationwide uses the assumed investment rate of 3.5% to calculate the first annuity payment and to calculate the investment performance of an underlying mutual fund in order to determine subsequent payments under a variable payment annuity. An assumed investment rate is the percentage rate of return required to maintain level variable annuity payments. Subsequent variable annuity payments may be more or less than the first payment based on whether actual investment performance of the underlying mutual funds is higher or lower than the assumed investment rate of 3.5%.

Exchanges among Underlying Mutual Funds

Exchanges among underlying mutual funds during annuitization must be requested in writing. Exchanges may only be made on each anniversary of the annuitization date.

FREQUENCY AND AMOUNT OF ANNUITY PAYMENTS

Payments are made based on the annuity payment option selected, unless:

     - the amount to be distributed is less than $2,000, in which case Nationwide may make one lump sum payment of the contract value; or

     - an annuity payment would be less than $20, in which case Nationwide can change the frequency of payments to intervals that will result in payments of at least $20. Payments will be made at least annually.


GUARANTEED MINIMUM INCOME BENEFIT OPTION


A Guaranteed Minimum Income Benefit ("GMIB"), is a benefit which ensures the availability of a minimum amount when the contract owner wishes to annuitize the contract. This minimum amount, referred to as the Guaranteed Annuitization Value, may be used at specified times to provide a guaranteed level of determinable lifetime annuity payments. The GMIB may provide protection in the event of lower contract values that may result from the investment performance of the contract.


How is the Guaranteed Annuitization Value Determined?


The GMIB provided will be the greater of (1) and (2) where:

     (1) is equal to (a) - (b), but will never be greater than 200% of all purchase payments, where:

          (a) is the sum of all purchase payments, plus interest accumulated at a compounded annual rate of 5% starting at the date of issue and ending on the contract anniversary occurring immediately prior to the annuitant's 86th birthday;

          (b) is the reduction to (a) due to surrenders made from the contract. All such reductions will be proportionately the same as reductions to the contract value caused by surrenders. For example, a surrender which reduces the contract value by 25% will also reduce the Guaranteed Annuitization Value by 25%.

and where:

          (2) is equal to the highest contract value on any contract anniversary occurring prior to the annuitant's 86th birthday, less an adjustment for amounts surrendered, plus purchase payments received after that contract anniversary.

GMIB Illustrations for GMIB (1)

The following charts illustrate the amount of income that will be provided to an annuitant if the contract owner annuitizes the contract at the 7th, 10th or 15th contract anniversary date, using GMIB (1).


The illustrations assume the following:

     - An initial purchase payment of $100,000 is made to the contract and allocated to the variable account;

     - There are no surrenders from the contract or transfers to the fixed account (raising the fixed account value to greater than 30% of the contract value);

     -    The contract is issued to a MALE at age 55, 65 or 70;

     - A Life Annuity with 120 Months Guaranteed Fixed Payment Annuity Option is elected.


                       7 Years in Accumulation
               $140,710.04 for GMIB at Annuitization

 Male Age at    Male Age at    GMIB Purchase   Monthly
    Issue      Annuitization       Rate*          GMIB

     55             62             $4.72        $664.15

     65             72             $5.96        $838.63

     70             77             $6.79        $955.42


                   10 Years in Accumulation
          $162,889.46 for GMIB at Annuitization

 Male Age at    Male Age at    GMIB Purchase   Monthly
    Issue      Annuitization       Rate*          GMIB

     55             65             $5.03        $819.33

     65             75             $6.44       $1,049.01

     70             80             $7.32       $1,192.35


                 15 Years in Accumulation
           $200,000.00 for GMIB at Annuitization

 Male Age at    Male Age at    GMIB Purchase   Monthly
    Issue      Annuitization       Rate*          GMIB

     55             70             $5.66       $1,132.00

     65             80             $7.32       $1,464.00

     70             85             $8.18       $1,636.00

*Guaranteed monthly benefit per $1,000 applied.

The illustrations should be used as a tool to assist an investor in determining whether purchasing and exercising a GMIB option is right for them. The guaranteed purchase rates assumed in the illustrations may not apply in some states, or for contracts issued under an employer sponsored plan. Different guaranteed purchase rates will also apply for females, for males who annuitize at ages other than the ages shown above, or for annuitizations under other annuity payment options. Where different guaranteed purchase rates apply, GMIB amounts shown above will be different. In all cases, the guaranteed purchase rates used to calculate the GMIB will be the same as the purchase rates guaranteed in the contract for fixed annuitizations without the GMIB.

The purchase rates available in connection with annuitization options under a GMIB are minimum guaranteed purchase rates. Alternative purchase rates, which may be more favorable, may apply to annuitizations which occur without a GMIB option.

When the Guaranteed Annuitization Value May Be Used

The contract owner may use the Guaranteed Annuitization Value by annuitizing the contract during the 30 day period following any contract anniversary:

     (1)  after the contract has been in effect for 10 years; and

     (2)  the annuitant has attained age 60.

Annuity Payment Options That May Be Used With the Guaranteed Annuitization Value


The contract owner may elect any life contingent FIXED ANNUITY PAYMENT OPTION calculated using the guaranteed annuity purchase rates set forth in the contract. Such Fixed Annuity Payment Options include:

     -    Life Annuity;

     -    Joint and Survivor Annuity; and

     -    Life Annuity with 120 or 240 Monthly Payments Guaranteed.

Other GMIB Terms and Conditions

                            **PLEASE READ CAREFULLY**

     -    The GMIB must be elected at the time of application;


     - The annuitant must be age 79 or younger at the time the contract is issued; and

     - If elected, the GMIB option is irrevocable and will remain available until annuitization begins.



                    IMPORTANT CONSIDERATIONS TO KEEP IN MIND
                           REGARDING THE GMIB OPTIONS

While a GMIB does provide a Guaranteed Annuitization Value, A GMIB MAY NOT BE APPROPRIATE FOR ALL INVESTORS and should be understood completely and analyzed thoroughly before being elected.

     - A GMIB DOES NOT in any way guarantee the performance of any underlying mutual fund, or any other investment option available under the contract.

     - Once elected, the GMIB is irrevocable, meaning that even if the investment performance of underlying mutual funds or other available investment options surpasses the minimum guarantees associated with the GMIB, the GMIB charges will still be assessed.

     - The GMIB in no way restricts or limits the rights of contract owners to annuitize the contract at other times permitted under the contract, nor will it in any way restrict the right to annuitize the contract using contract values that may be higher than the Guaranteed Annuitization Value.

     - Please take advantage of the guidance of a qualified financial adviser in evaluating the GMIB options, and all other aspects of the contract.

     -    The GMIB may not be approved in all state jurisdictions.

ANNUITY PAYMENT OPTIONS


Contract owners must elect an annuity payment option before the annuitization date. The annuity payment option cannot change once annuitization payments have begun. The annuity payment options are:


(1) LIFE ANNUITY - An annuity payable periodically, but at least annually, for the lifetime of the annuitant. Payments will end upon the annuitant's death. For example, if the annuitant dies before the second annuity payment date, the annuitant will receive only one annuity payment. The annuitant will only receive two annuity payments if he or she dies before the third annuity payment date, and so on.

(2) JOINT AND SURVIVOR ANNUITY - An annuity payable periodically, but at least annually, during the joint lifetimes of the annuitant and a designated second individual. If one of these parties dies, payments will continue for the lifetime of the survivor. As is the case under option (1), there is no guaranteed number of payments. Payments end upon the death of the last surviving party, regardless of the number of payments received.

(3) LIFE ANNUITY WITH 120 OR 240 MONTHLY PAYMENTS GUARANTEED - An annuity payable monthly during the lifetime of the annuitant. If the annuitant dies before all of the guaranteed payments have been made, payments will continue to the end of the guaranteed period and will be paid to a designee chosen by the annuitant at the time the annuity payment option was elected.

     The designee may elect to receive the present value of the remaining guaranteed payments in a lump sum. The present value will be computed as of the date Nationwide receives the notice of the annuitant's death.


If the contract owner does not elect an annuity payment option, a life annuity with a guarantee period of 240 months will be the automatic form of payment upon annuitization.


Not all of the annuity payment options may be available in all states. Contract owners may request other options before the annuitization date. These options are subject to Nationwide's approval.

Individual Retirement Annuities and Tax Sheltered Annuities are subject to the "minimum distribution" requirements set forth in the plan, contract, and the Internal Revenue Code.

DEATH BENEFITS


DEATH OF CONTRACT OWNER

If the contract owner dies before the annuitization date, a death benefit is payable to the named beneficiary unless there is a joint owner.

If there is a surviving joint owner and the joint owner is the spouse of the deceased contract owner, the joint owner may take the death benefit or continue the contract in his or her own name with the benefit of the Spousal Protection Feature, if applicable (see "Spousal Protection Feature").

If there is no joint owner and the beneficiary is the spouse of the deceased contract owner, the spousal beneficiary may also take the death benefit or continue the contract in his or her own name with the benefit of the Spousal Protection Feature, if applicable (see "Spousal Protection Feature").

If the surviving joint owner or spousal beneficiary that elected to continue the contract dies before the annuitization date, a death benefit is payable to the beneficiary.

If there is no joint owner and no named beneficiary(ies) or contingent beneficiary(ies) (or all named beneficiaries predecease the contract owner), the death benefit will be payable to the contract owner's estate.

When the contract owner is NOT a natural person, a death benefit will be payable upon the death of the primary annuitant. The death benefit will be paid to the named beneficiary(ies) unless the contract owner is a Charitable Remainder Trust. If the contract owner is a Charitable Remainder Trust and the primary annuitant dies before the contract is annuitized, the death benefit will be paid to the Charitable Remainder Trust. If the non-natural contract owner is something other than a Charitable Remainder Trust and there are no named beneficiaries or contingent beneficiaries (or if all named beneficiaries predecease the primary annuitant) the death benefit will be payable to the primary annuitant's estate.

Once the contract is annuitized, the annuitant becomes the contract owner and the original contract owner no longer has any rights under the contract (unless the contract owner is also the primary annuitant). If the annuitant dies after annuitization, any benefit that may be payable will be paid according to the annuity payment option selected by the contract owner.

DEATH BENEFIT

There is a standard death benefit available with all contracts, as well as an optional death benefit that may be elected only at the time of application. The optional death benefit may not be available in all states. If the optional death benefit is not elected at the time of application, the death benefit will be the standard death benefit. The death benefits are as follows:

Standard Death Benefit

If the contract owner or joint owner dies before to the annuitization date and the total of all purchase payments made to the contract is less than or equal to $1,000,000, the standard death benefit will be the greatest of:

     1)   the contract value;

     2) the total of all purchase payments, minus all surrenders (provided that this amount cannot exceed 2 times the contract value as of the date the death benefit is calculated); or

     3) the highest contract value on the date the contract is issued or on any contract anniversary prior to the deceased owner's 86th birthday, minus an adjustment for amounts subsequently surrendered, plus purchase payments received after the contract anniversary.

The adjustment for amounts surrendered will reduce item (3) above in the same proportion that the contract value was reduced on the date(s) of the partial surrender(s).


If the contract owner or joint owner dies before the annuitization date and the total of all purchase payments made to the contract is greater than $1,000,000, the standard death benefit will be determined using the following formula:

(A x F) + B(1 - F), where

     A = the greatest of:

          a)   the contract value;

          b) the total of all purchase payments, minus all surrenders (provided that this amount cannot exceed 2 times the contract value as of the date the death benefit is calculated); or

          c) the highest contract value on the date the contract is issued or on any contract anniversary prior to the deceased owner's 86th birthday, minus an adjustment for amounts subsequently surrendered, plus purchase payments received after the contract anniversary.

          The adjustment for amounts surrendered will reduce item (c) above in the same proportion that the contract value was reduced on the date(s) of the partial surrender(s);

     B = the contract value; and

     F = the ratio of $1,000,000 to the total of all purchase payments made to the contract.

Death Benefit Option - Greater of One-Year or 5% Enhanced Death Benefit

If the contract owner or joint owner dies before the annuitization date and the total of all purchase payments made to the contract is less than or equal to $1,000,000, the optional death benefit will be the greatest of:

     1)   the contract value;

     2) the total of all purchase payments, minus all surrenders (provided that this amount cannot exceed 2 times the contract value as of the date the death benefit is calculated);

     3) the highest contract value on the date the contract is issued or on any contract anniversary prior to the deceased owner's 86th birthday, minus an adjustment for amounts subsequently surrendered, plus purchase payments received after the contract anniversary; or


     4)   the 5% Interest Anniversary Value.


The adjustment for amounts surrendered will reduce item (3) above in the same proportion that the contract value was reduced on the date(s) of the partial surrender(s).


The 5% Interest Anniversary Value is equal to:

Contract Accumulated Value - Surrender Adjustment.

Contract Accumulated Value:

     - If the contract owner or joint owner dies before such deceased owner's 86th birthday, Contract Accumulated Value is equal to the total of all purchase payments made to the contract accumulated at 5% compound interest until the most recent contract anniversary.

     - If the contract owner or joint owner dies on or after such deceased owner's 86th birthday, Contract Accumulated Value is equal to the total of all purchase payments made to the contract accumulated at 5% compound interest until the contract anniversary prior to the deceased owner's 86th birthday.

Surrender Adjustment:

       The Surrender Adjustment will reduce the Contract Accumulated Value for the year prior to the partial surrender in the same proportion that the actual contract value was reduced on the date of the partial surrender. For example, if a contract owner (with a contract anniversary of February
       1) takes a partial surrender on June 1, 2005 and that surrender reduced the contract value by 25%, the Surrender Adjustment will be 25% of the Contract Accumulated Value for 2004. That amount will then be accumulated at 5% interest to determine the death benefit.

The 5% Interest Anniversary Value will not exceed 200% of the net of total purchase payments minus amounts surrendered.

If the contract owner or joint owner dies before the annuitization date and the total of all purchase payments made to the contract is greater than $1,000,000, the optional death benefit will be determined using the following formula:

(A x F) + B(1 - F), where

     A = the greatest of:

          a)   the contract value;

          b) the total of all purchase payments, minus all surrenders (provided that this amount cannot exceed 2 times the contract value as of the date the death benefit is calculated); or

          c) the highest contract value on the date the contract is issued or on any contract anniversary prior to the deceased owner's 86th birthday, minus an adjustment for amounts subsequently surrendered, plus purchase payments received after the contract anniversary.

           The adjustment for amounts surrendered will reduce item (c) above in the same proportion that the contract value was reduced on the date(s) of the partial surrender(s);

     B = the contract value; and

     F = the ratio of $1,000,000 to the total of all purchase payments made to the contract.

Spousal Protection Feature

Both death benefits allow for a Spousal Protection Feature contingent upon the requirements set forth below. There is no additional charge for this feature. The Spousal Protection feature allows the surviving spouse to continue the contract while receiving the economic benefit of the death benefit upon the death of the other spouse. The Spousal Protection feature is available only for contracts issued as Non-Qualified Contracts, Individual Retirement Annuities and Roth IRAs, provided the following conditions are satisfied:

(1) One or both spouses (or a revocable trust of which either or both of the spouses is/are grantor(s)) must be named as the contract owner. For contracts issued as Individual Retirement Annuities and Roth IRAs, only the person for whom the Individual Retirement Annuity or Roth IRA was established may be named as the contract owner;

(2)  The spouses must be contract owner and joint owner;

(3) Both the contract owner and the joint owner must be age 80 or younger at the time of issue;


(4)  The spouses must each be named as beneficiaries;

(5) No person other than a spouse may be named as contract owner, annuitant or primary beneficiary; and


(6) If a joint owner is added at any time after the issuance of the contract, a copy of the certificate of marriage must be provided to the home office. In addition, the date of marriage must be after the contract issuance date.

If either the contract owner or the joint owner dies before the annuitization date, the surviving spouse may take the death benefit or continue the contract as its sole contract owner. If the surviving spouse elects to continue the contract and the death benefit is higher than the contract value at the time of death, the contract value will be adjusted to equal the applicable death benefit amount. The surviving spouse may then name a new beneficiary but may not name another joint owner.

PAYMENT OF THE DEATH BENEFIT

The death benefit value is determined as of the date Nationwide receives:

     1)   proper proof of the contract owner's death;

     2)   any election to continue the contract, if applicable;

     3) any election specifying the desired method of distribution. Such election must be made in compliance with Section 72 of the Internal Revenue Code; and

     4)   any state required form(s).

The beneficiary may elect to receive the death benefit:

     1)   as a lump sum;

     2)   as an annuity; or

     3)   in any other manner permitted by law and approved by Nationwide.

The beneficiary(ies) must notify Nationwide of their desired distribution method within 60 days of the contract owner's death.


REQUIRED DISTRIBUTIONS

Any distribution paid that is NOT due to payment of the death benefit may be subject to a CDSC.

REQUIRED DISTRIBUTIONS FOR NON-QUALIFIED CONTRACTS


Internal Revenue Code Section 72(s) requires Nationwide to make certain distributions when a contract owner dies (including that annuitant who becomes the contract owner upon annuitization). Distributions will be made in accordance with the following requirements:


     (1) If any contract owner dies on or after the annuitization date and before the entire interest in the contract has been distributed, then the remaining interest must be distributed at least as rapidly as the distribution method in effect on the contract owner's death.

     (2) If any contract owner dies before the annuitization date, then the entire interest in the contract (consisting of either the death benefit or the contract value reduced by charges set forth elsewhere in the contract) will be distributed within 5 years of the contract owner's death, provided however:

          (a) any interest payable to or for the benefit of a natural person (referred to herein as a "designated beneficiary"), may be distributed over the life of the designated beneficiary or over a period not longer than the life expectancy of the designated beneficiary. Payments must begin within one year of the contract owner's death unless otherwise permitted by federal income tax regulations; and

          (b) if the designated beneficiary is the surviving spouse of the deceased contract owner, the spouse can choose to become the contract owner instead of receiving a death benefit. Any distributions required under these distribution rules will be made upon that spouse's death.

In the event that the contract owner is NOT a natural person (e.g., a trust or corporation), then, for purposes of these distribution provisions:

          (a) the death of the annuitant will be treated as the death of a contract owner;

          (b) any change of annuitant will be treated as the death of a contract owner; and

          (c) in either case, the appropriate distribution will be made upon the death or change, as the case may be.

These distribution provisions do not apply to any contract exempt from Section 72(s) of the Internal Revenue Code by reason of Section 72(s)(5) or any other law or rule.

The designated beneficiary must elect a method of distribution and notify Nationwide of this election within 60 days of the contract owner's death

REQUIRED DISTRIBUTIONS FOR TAX SHELTERED ANNUITIES


Distributions from Tax Sheltered Annuities will be made according to the Minimum Distribution and the Minimum Distribution Incidental Benefit ("MDIB") provisions of Section 401(a) of the Internal Revenue Code.

Distributions will be made to the contract owner according to the selected annuity payment option over a period not longer than:

     a) the life of the contract owner or the joint lives of the contract owner and the contract owner's designated beneficiary; or

     b) a period not longer than the life expectancy of the contract owner or the joint and survivor life expectancy of the contract owner and the contract owner's designated beneficiary.

Required distributions do not have to be withdrawn from this contract if they are being withdrawn from another Tax Sheltered Annuity of the contract owner.

If the contract owner's entire interest in a Tax Sheltered Annuity will be distributed in equal or substantially equal payments over a period described in
a) or b), the payments will begin on the required beginning date. The required beginning date is the later of:

     a) April 1 of the calendar year following the calendar year in which the contract owner reaches age 70 1/2; or

     b)   the contract owner's retirement date.


Provision b) does not apply to any employee who is a 5% owner (as defined in
Section 416 of the Internal Revenue

Code) with respect to the plan year ending in the calendar year when the employee attains the age of 70 1/2.


Distribution commencing on the required distribution date must satisfy minimum distribution and incidental benefit provisions set forth in the Internal Revenue Code. Those provisions require that distributions cannot be less than the amount determined by dividing the contract owner's interest in the Tax Sheltered Annuity determined by the end of the previous calendar year by:

     a)   the contract owner's life expectancy; or, if applicable,

     b) the joint and survivor life expectancy of the contract owner and the contract owner's beneficiary.


The life expectancies and joint life expectancies are determined by reference to Treasury Regulation 1.72-9.


If the contract owner dies before distributions begin, the interest in the Tax Sheltered Annuity must be distributed by December 31 of the calendar year in which the fifth anniversary of the contract owner's death occurs unless:

     (a) the contract owner names his or her surviving spouse as the beneficiary and the spouse chooses to receive distribution of the contract in substantially equal payments over his or her life (or a period not longer than his or her life expectancy) and beginning at any date prior to the later of:


          (1) December 31 of the calendar year immediately following the calendar year in which the contract owner died; or


          (2) December 31 of the year in which the contract owner would have attained age 70 1/2; or

     (b) the contract owner names a beneficiary other than his or her surviving spouse and the beneficiary elects to receive distribution of the contract in substantially equal payments over his or her life (or a period not longer than his or her life expectancy) beginning no later than December 31 of the year following the year in which the contract owner dies or;

     (c) there is no designated beneficiary, then the entire interest will be distributed in substantially equal periodic payments over the remaining life estate of the contract owner's birthday in the calendar year of death.

If the contract owner dies after distributions have begun, distributions must continue at least as rapidly as under the schedule used before the contract owner's death.


If distribution requirements are not met, a penalty tax of 50% is levied on the difference between the amount that should have been distributed for that year and the amount that actually was distributed for that year.


REQUIRED DISTRIBUTIONS FOR INDIVIDUAL RETIREMENT ANNUITIES AND SEP IRAS

Distributions from an Individual Retirement Annuity or SEP IRA must begin no later than April 1 of the calendar year following the calendar year in which the contract owner reaches age 70 1/2. Distributions may be paid in a lump sum or in substantially equal payments over:

     (a) the contract owner's life or the lives of the contract owner and contract owner's designated beneficiary; or

     (b) a period not longer than the life expectancy of the contract owner or the joint and survivor life expectancy of the contract owner and the contract owner's designated beneficiary.

If the contract owner dies before distributions begin, the interest in the Individual Retirement Annuity or SEP IRA must be distributed by December 31 of the calendar year in which the fifth anniversary of the contract owner's death occurs, unless:


     (a) the contract owner names his or her surviving spouse as the beneficiary and such spouse chooses to:

          (1) treat the contract as an Individual Retirement Annuity established for his or her benefit; or

          (2) receive distribution of the contract in substantially equal payments over his or her life (or a period not longer than his or her life expectancy) and beginning no later than December 31 of the year in which the contract owner would have reached age 70 1/2; or

     (b) the contract owner names a beneficiary other than his or her surviving spouse and such beneficiary elects to receive a distribution of the contract in substantially equal payments over his or her life (or a period not longer than his or her life expectancy) beginning no later than December 31 of the year following the year of the contract owner's death.


Required distributions will not be withdrawn from this contract if they are being withdrawn from another Individual Retirement Annuity, Individual Retirement Account or SEP IRA of the contract owner.

If the contract owner dies after distributions have begun, distributions must continue at least as rapidly as under the schedule being used before the contract owner's death. However, a surviving spouse who is the beneficiary under the annuity payment option may treat the contract as his or her own, in the same manner as is described in section (a)(1) of this provision.

If distribution requirements are not met, a penalty tax of 50% is levied on the difference between the amount that should have been distributed for that year and the amount that actually was distributed for that year.


A portion of each distribution will be included in the recipient's gross income and taxed at ordinary income tax rates. The portion of a distribution which is taxable is based on the ratio between the amount by which non-deductible purchase payments exceed prior non-taxable distributions and total account balances at the time of the distribution. The owner of an Individual Retirement Annuity or SEP IRA must annually report the amount of non-deductible purchase payments, the amount of any distribution, the amount by which non-deductible purchase payments for all years exceed nontaxable distributions for all years, and the total balance of all Individual Retirement Annuities and SEP IRAs.


If the contract owner dies before the entire interest in the contract has been distributed, the balance will also be included in his or her gross estate.

REQUIRED DISTRIBUTIONS FOR ROTH IRAS

The rules for Roth IRAs do not require distributions to begin during the contract owner's lifetime.

When the contract owner dies, the interest in the Roth IRA must be distributed by December 31 of the calendar year in which the fifth anniversary of his or her death occurs, unless:

     (a) the contract owner names his or her surviving spouse as the beneficiary and the spouse chooses to:

          (1) treat the contract as a Roth IRA established for his or her benefit; or

          (2) receive distribution of the contract in substantially equal payments over his or her life (or a period not longer than his or her life expectancy) and beginning no later than December 31 of the year following the year in which the contract owner would have reached age 70 1/2; or

     (b) the contract owner names a beneficiary other than his or her surviving spouse and the beneficiary chooses to receive distribution of the contract in substantially equal payments over his or her life (or a period not longer than his or her life expectancy) beginning no later than December 31 of the year following the year in which the contract owner dies.

Distributions from Roth IRAs may be either taxable or nontaxable, depending upon whether they are "qualified distributions" or "non-qualified distributions" (see "Federal Tax Considerations").

NEW MINIMUM REQUIRED DISTRIBUTION RULES

In January 2001, the Department of the Treasury promulgated new Minimum Required Distribution rules, which are to be applicable to Qualified Plans, Tax Sheltered Annuities, and IRAs. These rules are proposed to be effective for 2002 and subsequent years.

The new Minimum Required Distribution rules have substantially simplified the calculation of the required distributions. Under the proposed regulations:

     (a) a uniform table is used to determine the contract owner/participant's life expectancy and uses the joint life expectancy of the contract owner/participant and a person 10 years younger recalculated annually; and

     (b) if the contract owner/participant's spouse is the sole designated beneficiary and is more than 10 years younger than the contract owner/beneficiary, then their joint life expectancy, recalculated annually, may be used instead.

These life expectancies will generally be longer than the life expectancies that are available under the previous proposed regulations, thereby permitting the distribution to be spread out over a longer period of time.

In addition, the designated beneficiary's identity does not have to be determined until December 31 of the year following the contract owner/participant's death. Under the previous proposed regulations, the designated beneficiary had to be determined not later than the required beginning date (generally, when the contract owner/participant attained age 70 1/2).

FEDERAL TAX CONSIDERATIONS

FEDERAL INCOME TAXES

The tax consequences of purchasing a contract described in this prospectus will depend on:

-    the type of contract purchased;

-    the purposes for which the contract is purchased; and

- the personal circumstances of individual investors having interests in the contracts.

See "Synopsis of the Contracts" for a brief description of the various types of contracts and the different purposes for which the contracts may be purchased.

Existing tax rules are subject to change, and may affect individuals differently depending on their situation. Nationwide does not guarantee the tax status of any contracts or any transactions involving the contracts.

If the contract is purchased as an investment of certain retirement plans (such as qualified retirement plans, Individual Retirement Accounts, and custodial accounts as described in Sections 401, 408(a), and 403(b)(7) of the Internal Revenue Code), tax advantages enjoyed by the contract owner and/or annuitant may relate to participation in the plan rather than ownership of the annuity contract. Such plans are permitted to purchase investments other than annuities and retain tax-deferred status.

The following is a brief summary of some of the federal income tax considerations related to the contracts. In addition to the federal income tax, distributions from annuity contracts may be subject to state and local income taxes. The tax rules across all states and localities are not uniform and therefore will not be discussed in this prospectus. Tax rules that may apply to contracts issued in U.S. territories such as Puerto Rico and Guam are also not discussed. Nothing in this prospectus should be considered to be tax advice. Contract owners and prospective contract owners should consult a financial consultant, tax adviser or legal counsel to discuss the taxation and use of the contracts.

The Internal Revenue Code sets forth different income tax rules for the following types of annuity contracts:

-    Individual Retirement Annuities;


-    SEP IRAs;


-    Roth IRAs;

-    Tax Sheltered Annuities; and

-    Non-Qualified Contracts.


Individual Retirement Annuities and SEP IRAs

Distributions from Individual Retirement Annuities and SEP IRAs are generally taxed when received. If any of the amount contributed to the Individual Retirement Annuities and SEP IRAs was nondeductible for federal income tax purposes, then a portion of each distribution is excludable from income.

If distributions of income from an Individual Retirement Annuities or SEP IRA are made prior to the date that the owner attains the age of 59 1/2 years, the income is generally subject to both the regular income tax and an additional penalty tax of 10%. The 10% penalty tax can be avoided if the distribution is:

-    made to a beneficiary on or after the death of the contract owner;

- attributable to the contract owner becoming disabled (as defined in the Internal Revenue Code);

- part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the contract owner, or the joint lives (or joint life expectancies) of the contract owner and his or her designated beneficiary;


-    used for qualified higher education expenses; or

- used for expenses attributable to the purchase of a home for a qualified first-time buyer.

Roth IRAs

Distributions of earnings from Roth IRAs are taxable or nontaxable depending upon whether they are "qualified distributions" or "non-qualified distributions." A "qualified distribution" is one that satisfies the five-year rule and meets one of the following requirements:

-    it is made on or after the date on which the contract owner attains age 59
     1/2;

- it is made to a beneficiary (or the contract owner's estate) on or after the death of the contract owner;

-    it is attributable to the contract owner's disability; or

- it is used for expenses attributable to the purchase of a home for a qualified first-time buyer.


The five year rule generally is satisfied if the distribution is not made within the five taxable year period beginning with the first taxable year in which a contribution is made to any Roth IRA established for the contract owner.


A qualified distribution is not included in gross income for federal income tax purposes.

A non-qualified distribution is not includable in gross income to the extent that the distribution, when added to all previous distributions, does not exceed the total amount of contributions made to the Roth IRA. Any non-qualified distribution in excess of total contributions is includable in the contract owner's gross income in the year that is distributed to the contract owner.

Special rules apply for Roth IRAs that have proceeds received from an IRA prior to January 1, 1999 if the owner elected the special 4-year income averaging provisions that were in effect for 1998.


If non-qualified distributions of income from a Roth IRA are made prior to the date that the contract owner attains the age of 59 1/2 years, the income is subject to both the regular income tax and an additional penalty tax of 10%. The penalty tax can be avoided if the distribution is:

-    made to a beneficiary on or after the death of the contract owner;

- attributable to the contract owner becoming disabled (as defined in the Internal Revenue Code);

- part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the contract owner, or the joint lives (or joint life expectancies) of the contract owner and his or her designated beneficiary;


-    for qualified higher education expenses; or

- used for expenses attributable to the purchase of a home for a qualified first-time buyer.

If the contract owner dies before the contract is completely distributed, the balance will be included in the contract owner's gross estate for tax purposes.

Tax Sheltered Annuities

Distributions from Tax Sheltered Annuities are generally taxed when received. A portion of each distribution is excludable from income based on a formula established pursuant to the Internal Revenue Code. The formula excludes from income the amount invested in the contract divided by the number of anticipated payments until the full investment in the contract is recovered. Thereafter all distributions are fully taxable.

If a distribution of income is made from a Tax Sheltered Annuity prior to the date that the owner attains the age of 59 1/2 years, the income is subject to both the regular income tax and an additional penalty tax of 10%. The penalty tax can be avoided if the distribution is:


-    made to a beneficiary on or after the death of the contract owner;

- attributable to the contract owner becoming disabled (as defined in the Internal Revenue Code);

- part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the contract owner, or the joint lives (or joint life expectancies) of the contract owner and his or her designated beneficiary;


-    for qualified higher education expenses;

- used for expenses attributable to the purchase of a home for a qualified first-time buyer; or

- made to the contract owner after separation from service with his or her employer after age 55.

Non-Qualified Contracts - Natural Persons as Contract Owners

Generally, the income earned inside a Non-Qualified Annuity Contract that is owned by a natural person is not taxable until it is distributed from the contract.

Distributions before the annuitization date are taxable to the contract owner to the extent that the cash value of the contract exceeds the contract owner's investment at the time of the distribution. Distributions, for this purpose, include partial surrenders, any portion of the contract that is assigned or pledged; or any portion of the contract that is transferred by gift. For these purposes, a transfer by gift may occur upon annuitization if the contract owner and the annuitant are not the same individual.

With respect to annuity distributions on or after the annuitization date, a portion of each annuity payment is excludable from taxable income. The amount excludable is based on the ratio between the contract owner's investment in the contract and the expected return on the contract. Once the entire investment in the contract is recovered, all distributions are fully includable in income. The maximum amount excludable from income is the investment in the contract. If the annuitant dies before the entire investment in the contract has been excluded from income, and as a result of the annuitant's death no more payments are due under the contract, then the unrecovered investment in the contract may be deducted on his or her final tax return.

In determining the taxable amount of a distribution, all annuity contracts issued after October 21, 1988 by the same company to the same contract owner during the same calendar year will be treated as one annuity contract.

A special rule applies to distributions from contracts that have investments that were made prior to August 14, 1982. For those contracts, distributions that are made prior to the annuitization date are treated first as a recovery of the investment in the contract as of that date. A distribution in excess of the amount of the investment in the contract as of August 14, 1982, will be treated as taxable income.

The Internal Revenue Code imposes a penalty tax if a distribution is made before the contract owner reaches age 59 1/2. The amount of the penalty is 10% of the portion of any distribution that is includable in gross income. The penalty tax does not apply if the distribution is:

-    the result of a contract owner's death;

- the result of a contract owner's disability, (as defined in the Internal Revenue Code);

- one of a series of substantially equal periodic payments made over the life (or life expectancy) of the contract owner or the joint lives (or joint life expectancies) of the contract owner and the beneficiary selected by the contract owner to receive payment under the annuity payment option selected by the contract owner; or

-    is allocable to an investment in the contract before August 14, 1982.

Non-Qualified Contracts - Non-Natural Persons as Contract Owners

The previous discussion related to the taxation of Non-Qualified Contracts owned by individuals. Different rules (the so-called "non-natural persons" rules) apply if the contract owner is not a natural person.

Generally, contracts owned by corporations, partnerships, trusts, and similar entities are not treated as annuity contracts under the Internal Revenue Code. Therefore, income earned under a Non-Qualified Contract that is owned by a non-natural person is taxed as ordinary income during the taxable year that it is earned. Taxation is not deferred, even if the income is not distributed out of the contract. The income is taxable as ordinary income, not capital gain.

The non-natural persons rules do not apply to all entity-owned contracts. A contract that is owned by a non-natural person as an agent of an individual is treated as owned by the individual. This would cause the contract to be treated as an annuity under the Internal Revenue Code, allowing tax deferral. However, this exception does not apply when the non-natural person is an employer that holds the contract under a non-qualified deferred compensation arrangement for one or more employees.

The non-natural persons rules also do not apply to contracts that are:

- acquired by the estate of a decedent by reason of the death of the decedent;

- issued in connection with certain qualified retirement plans and individual retirement plans;

- purchased by an employer upon the termination of certain qualified retirement plans.

WITHHOLDING

Pre-death distributions from the contracts are subject to federal income tax. Nationwide will withhold the tax from the distributions unless the contract owner requests otherwise. If the distribution is from a Tax Sheltered Annuity, it will be subject to mandatory 20% withholding that cannot be waived, unless:


- the distribution is made directly to another Tax Sheltered Annuity or Individual Retirement Annuity; or


- the distribution satisfies the minimum distribution requirements imposed by the Internal Revenue Code.

In addition, under some circumstances, the Internal Revenue Code will not permit contract owners to waive withholding. Such circumstances include:

- if the payee does not provide Nationwide with a taxpayer identification number; or

- if Nationwide receives notice from the Internal Revenue Service that the taxpayer identification number furnished by the payee is incorrect.

If a contract owner is prohibited from waiving withholding, as described above, the distribution will be subject to mandatory back-up withholding. Mandatory back-up withholding rates are 31% of income that is distributed.

NON-RESIDENT ALIENS

Generally, a pre-death distribution from a contract to a non-resident alien is subject to federal income tax at a rate of 30% of the amount of income that is distributed. Nationwide is required to withhold this amount and send it to the Internal Revenue Service. Some distributions to non-resident aliens may be subject to a lower (or no) tax if a treaty applies. In order to obtain the benefits of such a treaty, the non-resident alien must:

(1) provide Nationwide with proof of residency and citizenship (in accordance with Internal Revenue Service requirements); and

(2)  provide Nationwide with an individual taxpayer identification number.

If the non-resident alien does not meet the above conditions, Nationwide will withhold 30% of income from the distribution.

Another way to avoid the 30% withholding is for the non-resident alien to provide Nationwide with sufficient evidence that:

     (1) the distribution is connected to the non-resident alien's conduct of business in the United States; and

     (2) the distribution is includable in the non-resident alien's gross income for United States federal income tax purposes.

Note that these distributions may be subject to back-up withholding, currently 31%, if a correct taxpayer identification number is not provided.

FEDERAL ESTATE, GIFT, AND GENERATION SKIPPING TRANSFER TAXES

The following transfers may be considered a gift for federal gift tax purposes:

     -    a transfer of the contract from one contract owner to another; or

     -    a distribution to someone other than a contract owner.

Upon the contract owner's death, the value of the contract may be subject to estate taxes, even if all or a portion of the value is also subject to federal income taxes.

Section 2612 of the Internal Revenue Code may require Nationwide to determine whether a death benefit or other distribution is a "direct skip," and the amount of the resulting generation skipping transfer tax, if any. A direct skip is when property is transferred to, or a death benefit or other distribution is made to:

     (a) an individual who is two or more generations younger than the contract owner; or

     (b) certain trusts, as described in Section 2613 of the Internal Revenue Code (generally, trusts that have no beneficiaries who are not 2 or more generations younger than the contract owner).

If the contract owner is not an individual, then for this purpose ONLY, "contract owner" refers to any person:

- who would be required to include the contract, death benefit, distribution, or other payment in his or her federal gross estate at his or her death; or

- who is required to report the transfer of the contract, death benefit, distribution, or other payment for federal gift tax purposes.

If a transfer is a direct skip, Nationwide will deduct the amount of the transfer tax from the death benefit, distribution or other payment, and remit it directly to the Internal Revenue Service.

CHARGE FOR TAX

Nationwide is not required to maintain a capital gain reserve liability on Non-Qualified Contracts. If tax laws change requiring a reserve, Nationwide may implement and adjust a tax charge.

DIVERSIFICATION

Internal Revenue Code Section 817(h) contains rules on diversification requirements for variable annuity contracts. A variable annuity contract that does not meet these diversification requirements will not be treated as an annuity, unless:

     -    the failure to diversify was accidental;

     -    the failure is corrected; and

     -    a fine is paid to the Internal Revenue Service.

The amount of the fine will be the amount of tax that would have been paid by the contract owner if the income, for the period the contract was not diversified, had been received by the contract owner.

If the violation is not corrected, the contract owner will be considered the owner of the underlying securities and will be taxed on the earnings of his or her contract. Nationwide believes that the investments underlying this contract meet these diversification requirements.

TAX CHANGES

The foregoing tax information is based on Nationwide's understanding of federal tax laws. It is NOT intended as tax advice. All information is subject to change without notice. You should consult with your tax and/or financial adviser for more information.

STATEMENTS AND REPORTS

Nationwide will mail contract owners statements and reports. Therefore, contract owners should promptly notify Nationwide of any address change.

These mailings will contain:

     -    statements showing the contract's quarterly activity;

     - confirmation statements showing transactions that affect the contract's value. Confirmation statements will not be sent for recurring transactions (i.e., Dollar Cost Averaging or salary reduction programs).

          Instead, confirmation of recurring transactions will appear in the contract's quarterly statements;

     - semi-annual reports as of June 30 containing financial statements for the variable account; and

     - annual reports as of December 31 containing financial statements for the variable account.

     Contract owners should review statements and confirmations carefully. All errors or corrections must be reported to Nationwide immediately to assure proper crediting to the contract. Unless Nationwide is notified within 30 days of receipt of the statement, Nationwide will assume statements and confirmation statements are correct.

LEGAL PROCEEDINGS

Nationwide is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on Nationwide.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements.

On October 29, 1998, Nationwide was named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint is brought as a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by Nationwide and the other named Nationwide affiliates which were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. No class has been certified. On June 11, 1999, Nationwide and the other named defendants filed a motion to dismiss the amended complaint. On March 8, 2000, the court denied the motion to dismiss the amended complaint filed by Nationwide and other named defendants. Nationwide intends to defend this lawsuit vigorously.

There can be no assurance that any litigation relating to pricing or sales practices will not have a material adverse effect on Nationwide in the future.


The general distributor, Federated Securities Corp., is not engaged in any litigation of any material nature.


ADVERTISING AND SUB-ACCOUNT PERFORMANCE SUMMARY


A "yield" and "effective yield" may be advertised for the Federated Insurance Series - Federated Prime Money Fund II. "Yield" is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the Federated Insurance Series - Federated Prime Money Fund II's units. Yield is an annualized figure, which means that it is assumed that the Federated Insurance Series - Federated Prime Money Fund II generates the same level of net income over a 52-week period. The "effective yield" is calculated similarly but includes the effect of assumed compounding, calculated under rules prescribed by the SEC. The effective yield will be slightly higher than yield due to this compounding effect.


Nationwide may advertise the performance of a sub-account in relation to the performance of other variable annuity sub-accounts, underlying mutual fund options with similar or different objectives, or the investment industry as a whole. Other investments to which the sub-accounts may be compared include, but are not limited to:

     -    precious metals;
     -    real estate;
     -    stocks and bonds;
     -    closed-end funds;
     -    bank money market deposit accounts and passbook savings;
     -    CDs; and
     -    the Consumer Price Index.

Market Indexes

The sub-accounts will be compared to certain market indexes, such as:

     -    S&P 500;
     -    Shearson/Lehman Intermediate Government/Corporate Bond Index;
     -    Shearson/Lehman Long-Term Government/Corporate Bond Index;
     -    Donoghue Money Fund Average;
     -    U.S. Treasury Note Index;
     -    Bank Rate Monitor National Index of 2 1/2 Year CD Rates; and
     -    Dow Jones Industrial Average.

Tracking & Rating Services; Publications

Nationwide's rankings and ratings are sometimes published by other services, such as:

     -    Lipper Analytical Services, Inc.;
     -    CDA/Wiesenberger;
     -    Morningstar;
     -    Donoghue's;
     -    magazines such as:
          -    Money;
          -    Forbes;
          -    Kiplinger's Personal Finance Magazine;
          -    Financial World;
          -    Consumer Reports;
          -    Business Week;
          -    Time;
          -    Newsweek;
          -    National Underwriter; and
          -    U.S. News and World Report;
     -    LIMRA;
     -    Value;
     -    Best's Agent Guide;
     -    Western Annuity Guide;
     -    Comparative Annuity Reports;
     -    Wall Street Journal;
     -    Barron's;
     -    Investor's Daily;
     -    Standard & Poor's Outlook; and
     -    Variable Annuity Research & Data Service (The VARDS Report).

These rating services and publications rank the underlying mutual funds' performance against other funds. These rankings may or may not include the effects of sales charges or other fees.

Financial Rating Services

Nationwide is also ranked and rated by independent financial rating services, among which are Moody's, Standard & Poor's and A.M. Best Company. Nationwide may advertise these ratings. These ratings reflect Nationwide's financial strength or claims-paying ability. The ratings are not intended to reflect the investment experience or financial strength of the variable account.

Some Nationwide advertisements and endorsements may include lists of organizations, individuals or other parties that recommend Nationwide or the contract. Furthermore, Nationwide may occasionally advertise comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Historical Performance of the Sub-Accounts

Nationwide will advertise historical performance of the sub-accounts. Nationwide may advertise the sub-account's standardized "average annual total return" calculated in a manner prescribed by the SEC, and non-standardized "total return".


Standardized return shows the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one, five and ten year periods (or for a period covering the time the underlying mutual fund has been available in the variable account if it has not been available for one of the prescribed periods). This calculation reflects the standard 7 year CDSC schedule and the charges that could be assessed to a contract if the maximum number of contract options are chosen as of April 1, 2002 (2.20%). Standardized return does not reflect the deduction of state premium taxes, which may be imposed by certain states.


Non-standardized return is calculated similarly to standardized return except non-standardized return assumes an initial investment of $25,000, with base contract variable account charges of 1.20% and does not reflect the CDSC. An assumed initial investment of $25,000 is used because that amount more accurately reflects the average contract size. The CDSC is not reflected because the contracts are designed for long term investment. The CDSC, if reflected, would decrease the level of performance shown.

Both methods of calculation reflect total return for the most recent one, five and ten year periods (or for a period covering the time the underlying mutual fund has been in existence). For those underlying mutual funds which have not been available for one of the prescribed periods, the non-standardized total return illustrations will show the investment performance the underlying mutual funds would have achieved had they been available in the variable account for one of the periods. If the underlying mutual fund has been available in the variable account for less than one year (or if the underlying mutual fund has been effective for less than one year) standardized and non-standardized performance is not annualized.

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


                                                                            PAGE
General Information and History.................................................
Services........................................................................
Purchase of Securities Being Offered............................................
Underwriters....................................................................
Calculations of Performance.....................................................
Annuity Payments................................................................
Financial Statements............................................................

APPENDIX A: OBJECTIVES FOR UNDERLYING MUTUAL FUNDS


The underlying mutual funds listed below are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.

There is no guarantee that the investment objectives will be met.


FEDERATED INSURANCE SERIES
Federated Insurance Series (the "Trust") is an open-end management investment company, established as a Massachusetts business trust on September 15, 1993. The Trust offers shares only as a funding vehicle for life insurance companies issuing variable life insurance policies and variable annuity contracts. The shares represent interests in separate portfolios of securities (mutual funds), including in particular, the following portfolios. Federated Investment Management Company serves as the investment adviser.

      FEDERATED AMERICAN LEADERS FUND II
      Investment Objective: Long-term capital growth. The Fund's secondary objective is to provide income. The Fund pursues its investment objective by using the value style of investing to select primarily equity securities of large capitalization companies that are in the top 25% of their industry in terms of revenues, are characterized by sound management and have the ability to finance expected growth. The adviser selects securities that are trading at discounts relative to their respective historic relationships to the market and expected growth.

      FEDERATED EQUITY INCOME FUND II
      Investment Objective: Above average income and capital appreciation. The Fund pursues its investment objective by investing primarily in income producing equity securities, including securities convertible into common stocks, of large and middle capitalization companies. The adviser ordinarily selects securities that have a comparatively low volatility in share price relative to the overall equity market and which may provide relatively high dividend income, but may also select securities of companies that offer superior growth prospects.

      FEDERATED FUND FOR U.S. GOVERNMENT
      SECURITIES II
      Investment Objective: Current income. The Fund pursues its investment objective by investing in U.S. government securities, including mortgage backed securities issued by U.S. government agencies. In addition, the Fund may invest up to 35% of its assets in investment grade non-governmental mortgage backed securities.

      FEDERATED GROWTH STRATEGIES FUND II
      Investment Objective: Capital appreciation. The Fund pursues its investment objective by investing primarily in common stock (including American Depositary Receipts (ADRs)) of companies with market capitalization above $100 million that offer superior growth prospects.

      FEDERATED HIGH INCOME BOND FUND II - PRIMARY SHARES
      Investment Objective: High current income. The Fund pursues its investment objective by investing in a diversified portfolio of high-yield, lower-rated corporate bonds (junk bonds) issued by U.S. and foreign businesses (at least 65% in bonds rated below BBB). The Fund may also purchase interests in bank loans to companies. In selecting securities, the adviser seeks high yields, low relative credit risk and high portfolio diversification. The adviser does not target an average maturity for the Fund's portfolio.

      FEDERATED INTERNATIONAL EQUITY FUND II
      Investment Objective: Total return on its assets. The Fund's total return will consist of two components:
        - changes in the market value of the portfolio securities (both realized and unrealized appreciation); and
        -   income received from the portfolio securities.

      The Fund expects that changes in market value will comprise the largest component of its total return. The Fund pursues its investment objective by investing in equity securities of companies based outside the U.S. The adviser uses a "bottom-up" approach to stock selection, looking for companies it perceives as being undervalued in the market place. Selection of industry and country are secondary considerations. The adviser attempts to purchase securities with a mix of growth and value characteristics. The adviser emphasizes growth stocks at reasonable prices.

      FEDERATED INTERNATIONAL SMALL COMPANY FUND II
      Investment Objective: Long-term capital growth. The Fund pursues its investment objective by investing in equity securities of foreign companies that have market capitalization at the time of purchase of $1.5 billion or less. Foreign equity securities are equity securities of issuers based outside the U.S. The Fund considers an issuer to be based outside the U.S. if:

        - it is organized under the laws of, or has a principal office located in, another country;

        - the principal trading market for its securities is in another country; or

        - it (or its subsidiaries) derived in its most current fiscal year at least 50% of its total assets, capitalization, gross revenue or profit from goods produced, services performed or sales made in another country.

      The adviser may invest the Fund's assets in any region of the world. It will invest in companies based in emerging markets, typically in the Far East, Latin America and Eastern Europe, as well as in firms operating in developed countries, such as Canada, Japan and Western Europe. In selecting investments for the portfolio, the adviser takes a "bottom-up" approach and looks for companies that are positioned for rapid growth in revenues or earnings and assets.

      FEDERATED LARGE CAP GROWTH FUND II
      Investment Objective: Capital appreciation. The Fund pursues its investment objective by investing principally in common stocks of the largest growth companies traded in the U.S. based upon price-to-earnings ratio, price-to-book ratio and estimated earnings growth. The investment objective may be changed by the Fund's Trustees without shareholder approval.

      FEDERATED PRIME MONEY FUND II
      Investment Objective: Current income consistent with principal and liquidity stability. The Fund is a money market fund that seeks to maintain a stable net asset value (NAV) of $1 per share. The Fund invests in a portfolio of short-term, high-quality fixed income securities issued by banks, corporations and the U.S. government. The Fund will have a dollar-weighted average portfolio maturity of 90 days or less. The adviser actively manages the Fund's portfolio, seeking to limit the credit risk taken by the Fund and selects investments with enhanced yields. The adviser generally shortens the portfolio's maturity when it expects interest rates to rise and extends the maturity when it expects interest rates to fall. This strategy seeks to enhance the returns from favorable interest rate changes and reduce the effect of unfavorable changes.

      FEDERATED QUALITY BOND FUND II
      Investment Objective: Current income. The Fund invests in a diversified portfolio of investment grade fixed income securities consisting primarily of corporate debt securities, U.S. government and privately issued mortgage backed securities and U.S. treasury and agency securities. The adviser seeks to enhance the Fund's performance by allocating relatively more of its portfolio to the security type expected to offer the best balance between current income and risk. The adviser may lengthen or shorten duration from time-to-time based on its interest rate outlook, but the Fund has no set duration parameters.

      FEDERATED SMALL CAP STRATEGIES FUND II
      Investment Objective: Capital appreciation. The Fund pursues its investment objective by investing in equity securities of companies that fall within the market capitalization range of the Wilshire Small Cap Index. The adviser invests in companies that offer growth prospects or in companies whose stock is undervalued and that, therefore, offer the potential for capital appreciation. The Fund may also seek capital appreciation by buying securities in initial public offerings. The Fund will participate in such offerings without regard to the issuer's market capitalization.

      FEDERATED TOTAL RETURN BOND FUND II
      Investment Objective: Total capital return, consisting of interest income and changes in the market value of the portfolio securities (realized and unrealized appreciation). Fund assets are invested in all sectors of the fixed income market. The adviser selects securities either because of the potential for high current income or because of the potential for appreciation in price (or, in a declining market, for relatively less depreciation in price than that of other securities). The adviser selects securities based upon factors such as duration (which measures a security's sensitivity to price fluctuations resulting from interest rate fluctuations), sector allocation and yield curve positioning.

      FEDERATED UTILITY FUND II
      Investment Objective: High current income and moderate capital appreciation. The Fund pursues its investment objectives by investing primarily in equity securities of companies engaged in providing utility services such as electricity, gas and telecommunications. The adviser seeks companies that have a history and likelihood of paying increasing levels of dividends, as well as companies that offer superior growth prospects that, in the adviser's opinion, are trading at a relatively low valuation, and therefore offer the potential for capital appreciation. The adviser may invest up to 35%, but, as a general matter, invests up to 25% of the Fund's assets in non-utility securities (common or convertible stock) of companies that are typically related to the utilities and telecommunications businesses. Also, the adviser may invest in securities of companies based outside the U.S.

                       STATEMENT OF ADDITIONAL INFORMATION


                                  APRIL 1, 2002

                       DEFERRED VARIABLE ANNUITY CONTRACTS
                   ISSUED BY NATIONWIDE LIFE INSURANCE COMPANY
                   THROUGH ITS NATIONWIDE VARIABLE ACCOUNT-11

This Statement of Additional Information is not a prospectus. It contains additional information than set forth in the prospectus and should be read in conjunction with the prospectus dated April 1, 2002. The prospectus may be obtained from Nationwide Life Insurance Company by writing P.O. Box 182610, Columbus, Ohio 43218-2610, or calling 1-866-322-2331, TDD 1-800-238-3035.


                                TABLE OF CONTENTS

                                                                          PAGE
     General Information and History.........................................1
     Services................................................................1
     Purchase of Securities Being Offered....................................2
     Underwriters............................................................2
     Calculations of Performance.............................................2
     Annuity Payments........................................................3

     Financial Statements....................................................4


GENERAL INFORMATION AND HISTORY


Nationwide Variable Account-11 is a separate investment account of Nationwide Life Insurance Company ("Nationwide"). All of Nationwide 's common stock is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company. NFS has two classes of common stock outstanding with different voting rights enabling Nationwide Corporation (the holder of all of the outstanding Class B Common Stock) to control NFS. Nationwide Corporation is a holding company, as well. All of the common stock is held by Nationwide Mutual Insurance Company (95.24%) and Nationwide Mutual Fire Insurance Company (4.76%), the ultimate controlling persons of Nationwide Insurance Enterprise. The Nationwide Insurance Enterprise is one of America's largest insurance and financial services family of companies, with combined assets of over $111 billion as of December 31, 2001.


SERVICES

Nationwide, which has responsibility for administration of the contracts and the variable account, maintains records of the name, address, taxpayer identification number, and other pertinent information for each contract owner and the number and type of contract issued to each contract owner and records with respect to the contract value of each contract.

The custodian of the assets of the variable account is Nationwide. Nationwide will maintain a record of all purchases and redemption of shares of the underlying mutual funds. Nationwide, or affiliates of Nationwide may have entered into agreements with either the investment adviser or distributor for the underlying mutual funds. The agreements relate to administrative services furnished by Nationwide or an affiliate of Nationwide and provide for an annual fee based on the average aggregate net assets of the variable account (and other separate accounts of Nationwide or life insurance company subsidiaries of Nationwide) invested in particular underlying mutual funds. These fees in no way affect the net asset value of the underlying mutual funds or fees paid by the contract owner.


The financial statements of Nationwide and the Nationwide Variable Account - 11 have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The offices of KPMG LLP are located at 191 West Nationwide Boulevard, Columbus, Ohio 43215.

PURCHASE OF SECURITIES BEING OFFERED

The contracts will be sold by licensed insurance agents in the states where the contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. ("NASD").

UNDERWRITERS


The contracts, which are offered continuously, are distributed by Federated Securities Corp., 1001 Liberty Ave., Pittsburgh, Pennsylvania 15222-3779. During the fiscal years ended December 31, 2001, 2000 and 1999, no underwriting commissions have been paid by Nationwide to Federated Securities Corp.


CALCULATIONS OF PERFORMANCE


Any current yield quotations of the Federated Insurance Series - Federated Prime Money Fund II, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. The yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from contract owner accounts and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7) or (366/7) in a leap year. The Federated Insurance Series - Federated Prime Money Fund II's effective yield is computed similarly, but includes the effect of assumed compounding on an annualized basis of the current unit value yield quotations.

The Federated Insurance Series - Federated Prime Money Fund II's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the fund's expenses. Although the Federated Insurance Series - Federated Prime Money Fund II determines its yield on the basis of a seven day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitation described "Investment Manager and Other Services" in the Federated Insurance Series - Federated Prime Money Fund II's Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will remain in effect for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that a contract owner's investment in the Federated Insurance Series - Federated Prime Money Fund II is not guaranteed or insured. Yields of other money market funds may not be comparable if a different base period or another method of calculation is used.

All performance advertising will include quotations of standardized average annual total return, calculated in accordance with a standard method prescribed by rules of the SEC. Standardized average annual total return is found by taking a hypothetical $1,000 investment in each of the sub-accounts' units on the first day of the period at the offering price, which is the accumulation unit value per unit ("initial investment") and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result which is then expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized average annual total return reflects the deduction of variable account charges of 2.20% which includes the Greater of One-Year or 5% Enhanced Death Benefit and Spousal Protection Option, the Guaranteed Minimum Income Benefit Option and the Beneficiary Protector Option. No deduction is made for premium taxes which may be assessed by certain states. Non-standardized total return may also be advertised, and is calculated in a manner similar to standardized average annual total return except the non-standardized total return is based on a hypothetical initial investment of $25,000. An assumed initial investment of $25,000 will be used because that figure more closely approximates the size of a typical contract than does the $1,000 figure used in calculating the standardized average annual total return quotations.


The standardized average annual total return and non-standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. The standardized average annual return will be based on rolling calendar quarters and will cover periods of one, five, and ten years, or a period covering the time the underlying mutual fund has been available in the variable account if the underlying mutual fund has not been available for one of the prescribed periods. Non-standardized average annual total return will based on rolling calendar quarters and will cover periods of one, five and ten years, or a period covering the time the underlying mutual fund has been in existence. If the underlying mutual fund has been available in the variable account for less than one year (or if the underlying mutual fund has been effective for less than one year), standardized and non-standardized performance is not annualized.

Quotations of average annual total return and total return are based upon historical earnings and will fluctuate. Any quotation of performance is not a guarantee of future performance. Factors affecting a sub-account's performance include general market conditions, operating expenses and investment management. A contract owner's account when redeemed may be more or less than the original cost.

ANNUITY PAYMENTS

See "Frequency and Amount of Annuity Payments" located in the prospectus.

Financial Statements to be filed by Pre-Effective Amendment to the Registration Statement.

PART C. OTHER INFORMATION

Item 24.      FINANCIAL STATEMENTS AND EXHIBITS

              (a) Financial Statements:

                  (1) Financial statements included
                      in Prospectus
                      (Part A):

                  (2) Financial statements included
                      in Part B as required:  N/A

              Nationwide Life Insurance Company and subsidiaries:

                      Independent Auditors' Report.


                      Consolidated Balance Sheets as of December 31, 2001 and 2000.

                      Consolidated Statements of Income for the years ended December 31, 2001, 2000 and 1999.

                      Consolidated Statements of Shareholder's Equity for the years ended December 31, 2001, 2000 and 1999.

                      Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999.


                      Notes to Consolidated Financial Statements.




                      To be filed by Pre-Effective
                      Amendment to the Registration
                      Statement.

Item 24. (b) Exhibits
                 (1)  Resolution of the Depositor's Board of        Attached hereto.
                      Directors authorizing the establishment
                      of the Registrant
                 (2)  Not Applicable
                 (3)  Underwriting or Distribution of               To be filed by pre-effective amendment to the
                      contracts between the Depositor and           registration statement.
                      Principal Underwriter
                 (4)  The form of the variable annuity contract     To be filed by pre-effective amendment to the
                                                                    registration statement.
                 (5)  Variable Annuity Application                  To be filed by pre-effective amendment to the
                                                                    registration statement.
                 (6)  Articles of Incorporation of Depositor        Attached hereto.
                 (7)  Not Applicable
                 (8)  Not Applicable
                 (9)  Opinion of Counsel                            Attached hereto.
                 (10) Not Applicable
                 (11) Not Applicable
                 (12) Not Applicable
                 (13) Performance Advertising Calculation           Attached hereto.
                      Schedule

Item 25.      DIRECTORS AND OFFICERS OF THE DEPOSITOR

                   NAME AND PRINCIPAL                     POSITIONS AND OFFICES
                    BUSINESS ADDRESS                         WITH DEPOSITOR

                  Lewis J. Alphin                                Director
                  519 Bethel Church Road
                  Mount Olive, NC 28365-6107

                  A. I. Bell                                     Director
                  4121 North River Road West
                  Zanesville, OH 43701

                  Yvonne M. Curl                                 Director
                  Avaya Inc.
                  Room 3C322
                  211 Mt. Airy Road
                  Basking Ridge, NJ 07290

                  Kenneth D. Davis                               Director
                  7229 Woodmansee Road
                  Leesburg, OH 45135

                  Keith W. Eckel                                 Director
                  1647 Falls Road
                  Clarks Summit, PA 18411

                  NAME AND PRINCIPAL                             POSITIONS AND OFFICES
                  BUSINESS ADDRESS                                    WITH DEPOSITOR
                  Willard J. Engel                                       Director
                  301 East Marshall Street
                  Marshall, MN 56258

                  Fred C. Finney                                         Director
                  1558 West Moreland Road
                  Wooster, OH 44691

                  Joseph J. Gasper                         President and Chief Operating Officer
                  One Nationwide Plaza                                 and Director
                  Columbus, OH  43215

                  W.G. Jurgensen                                  Chief Executive Officer
                  One Nationwide Plaza                                 and Director
                  Columbus, OH 43215

                  David O. Miller                           Chairman of the Board and Director
                  115 Sprague Drive
                  Hebron, OH 43025

                  Ralph M. Paige                                         Director
                  Federation of Southern
                  Cooperatives/Land Assistance Fund
                  2769 Church Street
                  East Point, GA  30344

                  James F. Patterson                                     Director
                  8765 Mulberry Road
                  Chesterland, OH  44026

                  Arden L. Shisler                                       Director
                  1356 North Wenger Road
                  Dalton, OH  44618

                  Robert L. Stewart                                      Director
                  88740 Fairview Road
                  Jewett, OH  43986

                  Richard D. Headley                             Executive Vice President
                  One Nationwide Plaza
                  Columbus, OH 43215

                  Michael S. Helfer                             Executive Vice President -
                  One Nationwide Plaza                              Corporate Strategy
                  Columbus, OH 43215

                  Donna A. James.                               Executive Vice President -
                  One Nationwide Plaza                         Chief Administrative Officer
                  Columbus, OH 43215

                  Robert A. Oakley                             Executive Vice President -
                  One Nationwide Plaza                     Chief Financial Officer and Treasurer
                  Columbus, OH 43215

                  NAME AND PRINCIPAL                             POSITIONS AND OFFICES
                  BUSINESS ADDRESS                                    WITH DEPOSITOR
                  Robert J. Woodward, Jr.                       Executive Vice President -
                  One Nationwide Plaza                           Chief Investment Officer
                  Columbus, Ohio 43215

                  John R. Cook, Jr.                               Senior Vice President -
                  One Nationwide Plaza                         Chief Communications Officer
                  Columbus, OH 43215

                  Thomas L. Crumrine                               Senior Vice President
                  One Nationwide Plaza
                  Columbus, OH 43215

                  David A. Diamond                               Senior Vice President -
                  One Nationwide Plaza                              Corporate Strategy
                  Columbus, OH 43215

                  Philip C. Gath                                 Senior Vice President -
                  One Nationwide Plaza                      Chief Actuary -Nationwide Financial
                  Columbus, OH  43215

                  Patricia R. Hatler                              Senior Vice President,
                  One Nationwide Plaza                         General Counsel and Secretary
                  Columbus, OH 43215

                  David K. Hollingsworth                        Senior Vice President -
                  One Nationwide Plaza                           Business Development and
                  Columbus, OH 43215                                 Sponsor Relations

                  David R. Jahn                                  Senior Vice President -
                  One Nationwide Plaza                              Project Management
                  Columbus, OH 43215

                  Richard A. Karas                            Senior Vice President - Sales -
                  One Nationwide Plaza                              Financial Services
                  Columbus, OH 43215

                  Gregory S. Lashutka                            Senior Vice President -
                  One Nationwide Plaza                              Corporate Relations
                  Columbus, OH 43215

                  Edwin P. McCausland, Jr.                       Senior Vice President -
                  One Nationwide Plaza                            Fixed Income Securities
                  Columbus, OH 43215

                  Mark D. Phelan                                 Senior Vice President -
                  One Nationwide Plaza                           Technology and Operations
                  Columbus, OH 43215

                  Douglas C. Robinette                            Senior Vice President -
                  One Nationwide Plaza                                    Claims
                  Columbus, OH 43215

                  Mark R. Thresher                               Senior Vice President -
                  One Nationwide Plaza                        Finance - Nationwide Financial
                  Columbus, OH 43215

                   NAME AND PRINCIPAL                             POSITIONS AND OFFICES
                  BUSINESS ADDRESS                                    WITH DEPOSITOR
                  Richard M. Waggoner                            Senior Vice President -
                  One Nationwide Plaza                                  Operations
                  Columbus, OH 43215

                  Susan A. Wolken                             Senior Vice President - Product
                  One Nationwide Plaza                          Management and Nationwide
                  Columbus, OH 43215                                Financial Marketing

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

            *Subsidiaries for which separate financial statements are filed **Subsidiaries included in the respective consolidated financial statements
            ***Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
            ****other subsidiaries


         COMPANY                              STATE/COUNTRY OF         NO. VOTING              PRINCIPAL BUSINESS
                                          ORGANIZATION SECURITIES    (SEE ATTACHED
                                                                      CHART UNLESS
                                                                       OTHERWISE
                                                                       INDICATED)
The 401(k) Companies, Inc.               Texas                                         Holding company

The 401(k) Company                       Texas                                         Third-party administrator for 401(k)
                                                                                       plans
401(k) Investment Advisors, Inc.         Texas                                         Investment advisor registered with
                                                                                       the SEC

401(k) Investments Services, Inc.        Texas                                         NASD registered broker-dealer

Affiliate Agency, Inc.                   Delaware                                      Insurance agency marketing life
                                                                                       insurance and annuity products
                                                                                       through financial institutions

Affiliate Agency of Ohio, Inc.           Ohio                                          Insurance agency marketing life
                                                                                       insurance and annuity products
                                                                                       through financial institutions

AGMC Reinsurance, Ltd.                   Turks and Caico Islands                       Reinsurance company

AID Finance Services, Inc.               Iowa                                          Holding company

Allied Document Solutions, Inc.          Iowa                                          General printing services

ALLIED General Agency Company            Iowa                                          Managing general agent and surplus
                                                                                       lines broker for property and
                                                                                       casualty insurance products

ALLIED Group, Inc.                       Iowa                                          Property and casualty holding company

ALLIED Group Insurance Marketing         Iowa                                          Direct marketer for property and
Company                                                                                casualty insurance products

ALLIED Property and Casualty Insurance   Iowa                                          Underwrites general property and
Company                                                                                casualty insurance

Allnations, Inc.                         Ohio                                          Promotes international cooperative
                                                                                       insurance organizations

AMCO Insurance Company                   Iowa                                          Underwrites general property and
                                                                                       casualty insurance

American Marine Underwriters, Inc.       Florida                                       Underwriting manager for ocean cargo
                                                                                       and bulk insurance

Asset Management Holdings, P/C           United Kingdom                                Holding company

Auto Direkt Insurance Company            Germany                                       Insurance company

Cal-Ag Insurance services, Inc.          California                                    Captive insurance brokerage firm

CalFarm Insurance Agency                 California                                    Former marketing company for
                                                                                       traditional agent producers of
                                                                                       CalFarm Insurance Company

CalFarm Insurance Company                California                                    Multi-line insurance company

Caliber Funding                          Delaware                                      A limited purpose corporation

         COMPANY                              STATE/COUNTRY OF         NO. VOTING              PRINCIPAL BUSINESS
                                          ORGANIZATION SECURITIES    (SEE ATTACHED
                                                                      CHART UNLESS
                                                                       OTHERWISE
                                                                       INDICATED)
Colonial County Mutual Insurance         Texas                                         Insurance company
Company

Columbus Insurance Brokerage and         Germany                                       General service insurance broker
Service GmbH

Cooperative Service Company              Nebraska                                      Insurance agency that sells and
                                                                                       services commercial insurance

Damian Securities Limited                England/Wales                                 Investment holding company

Depositors Insurance Company             Iowa                                          Underwrites property and casualty
                                                                                       insurance

Discover Insurance Agency of Texas, LLC  Texas                                         Insurance agency

Discover Insurance Agency, LLC           Texas                                         Insurance agency

eNationwide, LLC                         Ohio                                          Limited liability company that
                                                                                       provides administrative services to
                                                                                       Nationwide's direct operations

Excaliber Funding Corporation            Delaware                                      Limited purpose corporation

F&B, Inc.                                Iowa                                          Insurance agency

Farmland Mutual Insurance Company        Iowa                                          Mutual insurance company

Fenplace Limited                         England/Wales                                 Inactive

Fenplace Two Ltd.                        England/Wales                                 Previously provided investment
                                                                                       management and advisory services to
                                                                                       business, institutional and private
                                                                                       investors; transferred investment
                                                                                       management activity to Gartmore
                                                                                       Investment Limited

Financial Horizons Distributors Agency   Alabama                                       Insurance agency marketing life
of Alabama, Inc.                                                                       insurance and annuity products
                                                                                       through financial institutions

Financial Horizons Distributors Agency   Ohio                                          Insurance marketing life insurance
of Ohio, Inc.                                                                          and annuity products through
                                                                                       financial institutions

Financial Horizons Distributors Agency   Oklahoma                                      Insurance marketing life insurance
of Oklahoma, Inc.                                                                      and annuity products through
                                                                                       financial institutions

Financial Horizons Distributors Agency   Texas                                         Insurance marketing life insurance
of Texas, Inc.                                                                         and annuity products through
                                                                                       financial institutions

*Financial Horizons Investment Trust     Massachusetts                                 Diversified, open-end investment
                                                                                       company

Financial Horizons Securities            Oklahoma                                      Limited broker-dealer doing business
Corporation                                                                            solely in the financial institution
                                                                                       market

Gartmore 1990 Ltd.                       England/Wales                                 A general partner in a limited
                                                                                       partnership formed to invest in
                                                                                       unlisted securities

Gartmore 1990 Trustee Ltd.               England/Wales                                 Inactive

         COMPANY                              STATE/COUNTRY OF         NO. VOTING              PRINCIPAL BUSINESS
                                          ORGANIZATION SECURITIES    (SEE ATTACHED
                                                                      CHART UNLESS
                                                                       OTHERWISE
                                                                       INDICATED)
Gartmore Capital Management Ltd.         England/Wales                                 Investment management and advisory
                                                                                       services to business, institutional
                                                                                       and private investors; transferred
                                                                                       investment management activity to
                                                                                       Gartmore Investment Limited

Gartmore Europe Ltd.                     England/Wales                                 Investment holding company

Gartmore Fund Managers International     Jersey, Channel Islands                       Investment administration and support
Limited

Gartmore Fund Managers Ltd.              England/Wales                                 Authorized unit trust management

Gartmore Indosuez UK Recovery Fund       England/Wales                                 General partner in two limited
                                                                                       partnerships formed to invest in
                                                                                       unlisted securities

Gartmore Investment Ltd.                 England/Wales                                 Investment management and advisory
                                                                                       services to pension funds, unit trusts
                                                                                       and other collective investment
                                                                                       schemes, investment trusts and
                                                                                       portfolios for corporate and other
                                                                                       institutional clients

Gartmore Investment Management           Jersey, Channel Islands                       Investment management services
(Channel Islands) Limited

Gartmore Investment Management plc       England/Wales                                 Investment holding company

Gartmore Investment Services GmbH        Germany                                       Marketing support

Gartmore Investment Services Ltd.        England/Wales                                 Investment holding company

Gartmore Japan Limited                   Japan                                         Investment management

Gartmore Nominees Ltd.                   England/Wales                                 Inactive

Gartmore Nominees (Jersey) Ltd.          Jersey, Channel Islands                       Inactive

Gartmore Pension Fund Trustees, Ltd.     England/Wales                                 Trustee of Gartmore Pension Scheme

Gartmore Scotland Ltd.                   Scotland                                      Inactive

Gartmore Securities Ltd.                 England/Wales                                 Investment holding company; joint
                                                                                       partner in Gartmore Global Partners

Gartmore U.S. Ltd.                       England/Wales                                 Joint partner in Gartmore Global
                                                                                       Partners

GIL Nominees Ltd.                        England/Wales                                 Inactive

GatesMcDonald Health Plus Inc.           Ohio                                          Managed care organization

Gates, McDonald & Company                Ohio                                          Services employers for managing
                                                                                       workers' and unemployment compensation
                                                                                       matters

Gates, McDonald & Company of Nevada      Nevada                                        Self-insurance administration, claims
                                                                                       examinations and data processing
                                                                                       services

         COMPANY                              STATE/COUNTRY OF         NO. VOTING              PRINCIPAL BUSINESS
                                          ORGANIZATION SECURITIES    (SEE ATTACHED
                                                                      CHART UNLESS
                                                                       OTHERWISE
                                                                       INDICATED)

Gates, McDonald & Company of New York,   New York                                      Workers' compensation/self-insured
Inc.                                                                                   claims administration services to
                                                                                       employers with exposure in New York

Insurance Intermediaries, Inc.           Ohio                                          Insurance agency providing commercial
                                                                                       property and casualty brokerage
                                                                                       services

Landmark Financial Services of New       New York                                      Insurance agency marketing life
York, Inc.                                                                             insurance and annuity products through
                                                                                       financial institutions

Leben Direkt Insurance Company           Germany                                       Life insurance through direct mail

Lone Star General Agency, Inc.           Texas                                         General agent to market non-standard
                                                                                       automobile and motorcycle insurance
                                                                                       for Colonial Mutual Insurance Company

MedProSolutions, Inc.                    Massachusetts                                 Provides third-party administration
                                                                                       services for workers compensation,
                                                                                       automobile injury and disability claims

Morley & Associates, Inc.                Oregon                                        Insurance brokerage

Morley Capital Management, Inc.          Oregon                                        Investment adviser and stable value
                                                                                       money management

Morley Financial Services, Inc.          Oregon                                        Holding company

Morley Research Associates, Ltd.         Delaware                                      Credit research consulting

**MRM Investments, Inc.                  Ohio                                          Owns and operates a recreational ski
                                                                                       facility

**National Casualty Company              Wisconsin                                     Insurance company

National Casualty Company of America,    England                                       Insurance company
Ltd.

National Deferred Compensation, Inc.     Ohio                                          Administers deferred compensation
                                                                                       plans for public employees

**National Premium and Benefit           Delaware                                      Provides third-party administration
Administration Company                                                                 services

Nationwide Advisory Services, Inc.       Ohio                                          Registered broker-dealer providing
                                                                                       investment management and
                                                                                       administrative services

Nationwide Affinity Insurance Company    Kansas                                        Insurance company
of America

**Nationwide Agency, Inc.                Ohio                                          Insurance agency

Nationwide Agribusiness Insurance        Iowa                                          Provides property and casualty
Company                                                                                insurance primarily to agricultural
                                                                                       business

Nationwide Arena, LLC                    Ohio                                          Limited liability company related to
                                                                                       arena development

*Nationwide Asset Allocation Trust       Ohio                                          Diversified open-end investment company

         COMPANY                              STATE/COUNTRY OF         NO. VOTING              PRINCIPAL BUSINESS
                                          ORGANIZATION SECURITIES    (SEE ATTACHED
                                                                      CHART UNLESS
                                                                       OTHERWISE
                                                                       INDICATED)
Nationwide Asset Management Holdings,    United Kingdom                                Holding company
Ltd.

Nationwide Assurance Company             Wisconsin                                     Underwrites non-standard automobile
                                                                                       and motorcycle insurance

Nationwide Cash Management Company       Ohio                                          Investment securities agent

Nationwide Corporation                   Ohio                                          Holding company for entities
                                                                                       affiliated with Nationwide Mutual
                                                                                       Insurance Company

Nationwide Exclusive Distribution        Ohio                                          A limited liability company providing
Company, LLC                                                                           agency support services to Nationwide
                                                                                       exclusive agents

Nationwide Financial Assignment Company  Ohio                                          Assignment company to administer
                                                                                       structured settlement business

Nationwide Financial Institution         Delaware                                      Insurance agency
Distributors Agency, Inc.

Nationwide Financial Institution         New Mexico                                    Insurance agency
Distributors Agency, Inc. of New Mexico

Nationwide Financial Institution         Massachusetts                                 Insurance agency
Distributors Agency, Inc. of
Massachusetts

Nationwide Financial Services            Bermuda                                       Long-term insurer which issued
(Bermuda) Ltd.                                                                         variable annuity and variable life
                                                                                       products to persons outside the U.S.
                                                                                       and Bermuda

Nationwide Financial Services Capital    Delaware                                      Trust which issues and sells
Trust                                                                                  securities and uses proceeds to
                                                                                       acquire debentures

Nationwide Financial Services Capital    Delaware                                      Trust which issues and sells
Trust II                                                                               securities and uses proceeds to
                                                                                       acquire debentures

Nationwide Financial Services, Inc.      Delaware                                      Holding company for entities
                                                                                       associated with Nationwide Mutual
                                                                                       Insurance Company

Nationwide Foundation                    Ohio                                          Not-for profit corporation

Nationwide General Insurance Company     Ohio                                          Primarily provides automobile and fire
                                                                                       insurance to select customers

Nationwide Global Finance, LLC           Ohio                                          Acts as a support company for
                                                                                       Nationwide Global Holdings, Inc. and
                                                                                       its international capitalization
                                                                                       efforts

Nationwide Global Funds                  Luxembourg                                    Exempted company with limited
                                                                                       liability for purpose of issuing
                                                                                       investment shares to segregated asset
                                                                                       accounts of Nationwide Financial
                                                                                       Services (Bermuda) Ltd. and to
                                                                                       non-U.S. resident investors

Nationwide Global Holdings, Inc.         Ohio                                          Holding company for Nationwide
                                                                                       Insurance Enterprise international
                                                                                       operations

         COMPANY                              STATE/COUNTRY OF         NO. VOTING              PRINCIPAL BUSINESS
                                          ORGANIZATION SECURITIES    (SEE ATTACHED
                                                                      CHART UNLESS
                                                                       OTHERWISE
                                                                       INDICATED)
Nationwide Global Holdings, Inc.-NGH     Grand Duchy of                                Analyzes European market of life
Luxembourg Branch                        Luxembourg                                    insurance

Nationwide Global Japan, Inc.            Delaware                                      Holding company

Nationwide Global Limited                Hong Kong                                     Primarily a holding company for
                                                                                       Nationwide Global Holdings, Inc.
                                                                                       Asian operations

Nationwide Global Holdings-NGH Brasil    Brazil                                        Holding company
Participacoes LTDA

Nationwide Health Plans, Inc.            Ohio                                          Health insuring organization

Nationwide Home Mortgage Company         Iowa                                          Mortgage lendor

Nationwide Holdings, SA                  Brazil                                        Participates in other companies
                                                                                       related to international operations

*Nationwide Indemnity Company            Ohio                                          Reinsurance company assuming business
                                                                                       from Nationwide Mutual Insurance
                                                                                       Company and other insurers within the
                                                                                       Nationwide Insurance Enterprise

Nationwide Insurance Company of America  Wisconsin                                     Independent agency personal lines
                                                                                       underwriter of property and casualty
                                                                                       insurance

Nationwide Insurance Company of Florida  Ohio                                          Transacts general insurance business
                                                                                       except life insurance

Nationwide International Underwriters    California                                    Special risks, excess and surplus
                                                                                       lines underwriting manager

Nationwide Investing Foundation          Michigan                                      Provides investors with continuous
                                                                                       source of investment under management
                                                                                       of trustees

*Nationwide Investing Foundation II      Massachusetts                                 Diversified, open-end investment
                                                                                       company

Nationwide Investment Services           Oklahoma                                      Registered broker-dealer
Corporation

Nationwide Investors Services, Inc.      Ohio                                          Stock transfer agent

**Nationwide Life and Annuity            Ohio                                          Life insurance company
Insurance Company

**Nationwide Life Insurance Company      Ohio                                          Life insurance company

Nationwide Lloyds                        Texas                                         Commercial property insurance in Texas

Nationwide Management Systems, Inc.      Ohio                                          Preferred provider organization,
                                                                                       products and related services

Nationwide Mutual Fire Insurance         Ohio                                          Mutual insurance company
Company

*Nationwide Mutual Funds                 Ohio                                          Diversified, open-end investment
                                                                                       company

Nationwide Mutual Insurance Company      Ohio                                          Mutual insurance company

         COMPANY                              STATE/COUNTRY OF         NO. VOTING              PRINCIPAL BUSINESS
                                          ORGANIZATION SECURITIES    (SEE ATTACHED
                                                                      CHART UNLESS
                                                                       OTHERWISE
                                                                       INDICATED)
Nationwide Properties, Ltd.              Ohio                                          Develop, own and operate real estate
                                                                                       and real estate investments

Nationwide Property and Casualty         Ohio                                          Insurance company
Insurance Company

Nationwide Realty Investors, Inc.        Ohio                                          Develop, own and operate real estate
                                                                                       and real estate investments

Nationwide Retirement Plan Services,     Ohio                                          Insurance agency
Inc.

Nationwide Retirement Solutions, Inc.    Delaware                                      Market and administer deferred
                                                                                       compensation plans for public
                                                                                       employees

Nationwide Retirement Solutions, Inc.    Alabama                                       Market and administer deferred
of Alabama                                                                             compensation plans for public
                                                                                       employees

Nationwide Retirement Solutions, Inc.    Arizona                                       Market and administer deferred
of Arizona                                                                             compensation plans for public
                                                                                       employees

Nationwide Retirement Solutions, Inc.    Arkansas                                      Market and administer deferred
of Arkansas                                                                            compensation plans for public
                                                                                       employees

Nationwide Retirement Solutions, Inc.    Montana                                       Market and administer deferred
of Montana                                                                             compensation plans for public
                                                                                       employees

Nationwide Retirement Solutions, Inc.    Nevada                                        Market and administer deferred
of Nevada                                                                              compensation plans for public
                                                                                       employees

Nationwide Retirement Solutions, Inc.    New Mexico                                    Market and administer deferred
of New Mexico                                                                          compensation plans for public
                                                                                       employees

Nationwide Retirement Solutions, Inc.    Ohio                                          Market variable annuity contracts to
of Ohio                                                                                members of the National Education
                                                                                       Association in the state of Ohio

Nationwide Retirement Solutions, Inc.    Oklahoma                                      Market variable annuity contracts to
of Oklahoma                                                                            members of the National Education
                                                                                       Association in the state of Oklahoma

Nationwide Retirement Solutions, Inc.    South Dakota                                  Market and administer deferred
of South Dakota                                                                        compensation plans for public
                                                                                       employees

Nationwide Retirement Solutions, Inc.    Texas                                         Market and administer deferred
of Texas                                                                               compensation plans for public
                                                                                       employees

Nationwide Retirement Solutions, Inc.    Wyoming                                       Market variable annuity contracts to
of Wyoming                                                                             members of the National Education
                                                                                       Association in the state of Wyoming

         COMPANY                              STATE/COUNTRY OF         NO. VOTING              PRINCIPAL BUSINESS
                                          ORGANIZATION SECURITIES    (SEE ATTACHED
                                                                      CHART UNLESS
                                                                       OTHERWISE
                                                                       INDICATED)
Nationwide Retirement Solutions          Massachusetts                                 Market and administer deferred
Insurance Agency Inc.                                                                  compensation plans for public
                                                                                       employees

Nationwide Seguradora S.A.               Brazil                                        Engage in elementary, health and life
                                                                                       insurance; private open pension and
                                                                                       wealth concession plans

*Nationwide Separate Account Trust       Massachusetts                                 Diversified, open-end investment
                                                                                       company

Nationwide Services Company, LLC.        Ohio                                          Single member limited liability
                                                                                       company performing shared services
                                                                                       functions for the Nationwide
                                                                                       Insurance Enterprise

Nationwide Towarzstwo Ubezieczen na      Poland                                        Life insurance and pension products
Zycie SA                                                                               in Poland

Nationwide Trust Company, FSB            United States                                 Federal savings bank chartered by the
                                                                                       Office of Thrift Supervision in U.S.
                                                                                       Department of Treasury to exercise
                                                                                       custody and fiduciary powers

Nationwide UK Asset Management           United Kingdom                                Holding company
Holdings, Ltd.

Nationwide UK Holding Company, Ltd.      United Kingdom                                Holding company

Neckura Holding Company                  Germany                                       Administrative services for Neckura
                                                                                       Insurance Group

Neckura Insurance Company                Germany                                       Insurance company

Neckura Life Insurance Company           Germany                                       Life and health insurance company

Nevada Independent                       Nevada                                        Workers' compensation administrative
Companies-Construction                                                                 services to Nevada employers in the
                                                                                       construction industry

Nevada Independent Companies-Health      Nevada                                        Workers' compensation administrative
and Nonprofit                                                                          services to Nevada employers in
                                                                                       health and nonprofit industries

Nevada Independent Companies-            Nevada                                        Workers' compensation administrative
Hospitality and Entertainment                                                          services to Nevada employers in the
                                                                                       hospitality and entertainment
                                                                                       industries

Nevada Independent Companies-            Nevada                                        Workers' compensation administrative
Manufacturing, Transportation and                                                      services to Nevada employers in the
Distribution                                                                           manufacturing, transportation and
                                                                                       distribution industries

NFS Distributors, Inc.                   Delaware                                      Holding company for Nationwide
                                                                                       Financial Services, Inc. distribution
                                                                                       companies

         COMPANY                              STATE/COUNTRY OF         NO. VOTING              PRINCIPAL BUSINESS
                                          ORGANIZATION SECURITIES    (SEE ATTACHED
                                                                      CHART UNLESS
                                                                       OTHERWISE
                                                                       INDICATED)
NGH Luxembourg, S.A                      Luxembourg                                    Acts primarily as holding company for
                                                                                       Nationwide Global Holdings, Inc.
                                                                                       European operations

NGH Netherlands, B.V.                    The Netherlands                               Holding company for other overseas
                                                                                       companies

NGH UK, Ltd.                             United Kingdom                                Assists Nationwide Global Holdings,
                                                                                       Inc. with European operations and
                                                                                       marketing

Northpointe Capital LLC                  Delaware                                      Limited liability company for
                                                                                       investments

PanEuroLife                              Luxembourg                                    Life insurance company providing
                                                                                       individual life insurance primarily
                                                                                       in the UK, Belgium and France

Pension Associates, Inc.                 Wisconsin                                     Pension plan administration and
                                                                                       record keeping services

Portland Investment Services, Inc.       Oregon                                        NASD registered broker-dealer

Premier Agency, Inc.                     Iowa                                          Insurance agency

Riverview Agency, Inc.                   Texas                                         Has a pending application to become a
                                                                                       licensed insurance agency with the
                                                                                       Texas Department of Insurance

Scottsdale Indemnity Company             Ohio                                          Insurance company

Scottsdale Insurance Company             Ohio                                          Insurance company

Scottsdale Surplus Lines Insurance       Arizona                                       Provides excess and surplus lines
Company                                                                                insurance coverage on a non-admitted
                                                                                       basis

Siam-Ar-Na-Khet Company Limited          Thailand                                      Holding company

Sun Direct                               Germany                                       Writes direct auto insurance
Versicherungs-Atiengesclischaft

SVM Sales GmbH, Neckura Insurance Group  Germany                                       Recruits and supervises external
                                                                                       sales partners who obtain new
                                                                                       business for the Neckura Group as
                                                                                       well as to offer financial services

Thai Prasit Nationwide Company Limited   Thailand                                      Holding company

Union Bond & Trust Company               Oregon                                        Oregon state bank with trust powers

Vertboise, SA                            Luxembourg                                    Real property holding company

Vicpic Ltd.                              England/Wales                                 Inactive

Villanova Capital, Inc.                  Delaware                                      Holding company

Villanova Distribution Services, Inc.    Iowa                                          Broker-dealer

         COMPANY                              STATE/COUNTRY OF         NO. VOTING              PRINCIPAL BUSINESS
                                          ORGANIZATION SECURITIES    (SEE ATTACHED
                                                                      CHART UNLESS
                                                                       OTHERWISE
                                                                       INDICATED)
Villanova Global Asset Management Trust  Delaware                                         Holding company for Gartmore Group
                                                                                          and a registered investment advisor

Villanova Mutual Fund Capital Trust      Delaware                                         Trust designed to act as a
                                                                                          registered investment advisor

Villanova SA Capital Trust               Delaware                                         Trust designed to act as a
                                                                                          registered investment advisor

Villanova Securities, LLC                Delaware                                         Provides brokerage services for
                                                                                          block mutual fund trading for both
                                                                                          affiliated and non-affiliated
                                                                                          investment advisors and performs
                                                                                          block mutual fund trading directly
                                                                                          with fund companies

Western Heritage Insurance Company       Arizona                                          Underwrites excess and surplus
                                                                                          lines of property and casualty
                                                                                          insurance

         COMPANY                                   STATE/COUNTRY OF      NO. VOTING               PRINCIPAL BUSINESS
                                                     ORGANIZATION       (SEE ATTACHED
                                                                        CHART UNLESS
                                                                        OTHERWISE
                                                                        INDICATED)
  *   MFS Variable Account                             Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account

  *   Nationwide Multi-Flex Variable Account           Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account

  *   Nationwide VA Separate Account-A                 Ohio           Nationwide Life and         Issuer of Annuity Contracts
                                                                      Annuity Separate Account

  *   Nationwide VA Separate Account-B                 Ohio           Nationwide Life and         Issuer of Annuity Contracts
                                                                      Annuity Separate Account

  *   Nationwide VA Separate Account-C                 Ohio           Nationwide Life and         Issuer of Annuity Contracts
                                                                      Annuity Separate Account

  *   Nationwide VA Separate Account-D                 Ohio           Nationwide Life and         Issuer of Annuity Contracts
                                                                      Annuity Separate Account

  *   Nationwide Variable Account                      Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account

  *   Nationwide Variable Account-II                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account

  *   Nationwide Variable Account-3                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account

  *   Nationwide Variable Account-4                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account

  *   Nationwide Variable Account-5                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account

  *   Nationwide Variable Account-6                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account

  *   Nationwide Fidelity Advisor Variable             Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
      Account                                                         Account

  *   Nationwide Variable Account-8                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account

  *   Nationwide Variable Account-9                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account

  *   Nationwide Variable Account-10                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account

  *   Nationwide Variable Account-11                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account

  *   Nationwide VL Separate Account-A                 Ohio           Nationwide Life and         Issuer of Life Insurance
                                                                      Annuity Separate Account    Policies

      Nationwide VL Separate Account-B                 Ohio           Nationwide Life and         Issuer of Life Insurance
                                                                      Annuity Separate Account    Policies

  *   Nationwide VL Separate Account-C                 Ohio           Nationwide Life and         Issuer of Life Insurance
                                                                      Annuity Separate Account    Policies

  *   Nationwide VL Separate                           Ohio           Nationwide Life and         Issuer of Life Insurance
      Account -D                                                      Annuity Separate Account    Policies

         COMPANY                                   STATE/COUNTRY OF      NO. VOTING               PRINCIPAL BUSINESS
                                                     ORGANIZATION       (SEE ATTACHED
                                                                        CHART UNLESS
                                                                        OTHERWISE
                                                                        INDICATED)
  *   Nationwide VLI Separate Account                  Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                      Account                     Policies

  *   Nationwide VLI Separate Account-2                Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                      Account                     Policies

  *   Nationwide VLI Separate Account-3                Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                      Account                     Policies

  *   Nationwide VLI Separate Account-4                Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                      Account                     Policies

  *   Nationwide VLI Separate Account-5                Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                      Account                     Policies

                                                                                                                         (left side)








           -------------------------------------------------------------------------------------------------------------------------
           |                                      |
---------------------------           ---------------------------       ----------------------------
|   NATIONWIDE AFFINITY   |           |         ALLIED          |       |                          |
|   INSURANCE COMPANY     |           |       GROUP, INC.       |       |                          |
|       OF AMERICA        |           |          (AGI)          |       |     NATIONWIDE LLOYDS    |
|                         |           |                         |       |                          |
|Common Stock: 500,000    |   |-------|Common Stock: 850 Shares |---|   |                          |
|------------  Shares     |   |       |------------             |   |   |      A TEXAS LLOYDS      |================================
|                         |   |       |                         |   |   |                          |
|              Cost       |   |       |              Cost       |   |   |                          |
|              ----       |   |       |              ----       |   |   |                          |
|Casualty-                |   |       |Casualty-                |   |   |                          |
|100%       $23,843,431   |   |       |100%       $1,243,344,521|   |   |                          |
---------------------------   |       ---------------------------   |   ----------------------------
                              |                                     |
---------------------------   |       ---------------------------   |   ----------------------------
|  NATIONWIDE INSURANCE   |   |       |           AMCO          |   |   |        DEPOSITORS        |
|   COMPANY OF AMERICA    |   |       |    INSURANCE COMPANY    |   |   |     INSURANCE COMPANY    |
|                         |   |       |          (AMCO)         |   |   |       (DEPOSITORS)       |
|Common Stock: 12,000     |   |       |Common Stock: 300,000    |   |   |Common Stock: 300,000     |
|------------  Shares     |   |       |------------  Shares     |   |   |------------  Shares      |
|                         |---|       |                         |---|---|                          |
|              Cost       |   |       |              Cost       |   |   |              Cost        |
|              ----       |   |       |              ----       |   |   |              ----        |
|                         |   |       |                         |   |   |                          |
|AGI-100%    $215,273,000 |   |       |AGI-100%     $147,425,540|   |   |AGI-100%      $22,251,842 |
---------------------------   |       ---------------------------   |   ----------------------------
                              |                    |                |
---------------------------   |       ---------------------------   |   ----------------------------
|      AID FINANCE        |   |       |           ALLIED        |   |   |     ALLIED PROPERTY      |
|     SERVICES, INC.      |   |       |      GENERAL AGENCY     |   |   |       AND CASUALTY       |
|     (AID FINANCE)       |   |       |          COMPANY        |   |   |    INSURANCE COMPANY     |
|Common Stock: 10,000     |   |       |Common Stock: 5,000      |   |   |Common Stock: 300,000     |
|------------  Shares     |   |       |------------  Shares     |   |   |------------  Shares      |
|                         |---|       |                         |---|---|                          |
|              Cost       |           |              Cost       |   |   |              Cost        |
|              ----       |           |              ----       |   |   |              ----        |
|AGI-100%      $19,545,634|           |AMCO-100%     $135,342   |   |   |AGI-100%      $47,018,643 |
---------------------------           ---------------------------   |   ----------------------------
            |                                                       |
---------------------------           ---------------------------   |   ----------------------------
|        ALLIED           |           |         ALLIED          |   |   |        NATIONWIDE        |
|   GROUP INSURANCE       |           |    DOCUMENT SOLUTIONS,  |   |   |      HOME MORTGAGE       |
|  MARKETING COMPANY      |           |           INC.          |   |   |      COMPANY (NHMC)      |
|                         |           |Common Stock: 10,000     |   |   |                          |
|Common Stock: 20,000     |           |------------  Shares     |   |   |Common Stock: 54,348      |
|------------  Shares     |           |                         |---|---|------------   Shares     |
|                         |           |                         |   |   |                          |
|                         |           |                         |   |   |                          |
|                         |           |                         |   |   |                          |
|              Cost       |           |              Cost       |   |   |                          |
|              ----       |           |              ----       |   |   |                          |
| Aid                     |           |AGI-100%      $610,000   |   |   |AGI-88.9%                 |
| Finance-100% $16,059,469|           ---------------------------   |   ----------------------------
--------------------------                                          |                 |
                                      ---------------------------   |   ----------------------------
                                      |          PREMIER        |   |   |           AGMC           |
                                      |          AGENCY,        |   |   |      REINSURANCE, LTD.   |
                                      |            INC.         |   |   |                          |
                                      |Common Stock: 100,000    |   |   |Common Stock: 11,000      |
                                      |------------  Shares     |   |   |------------  Shares      |
                                      |                         |---|   |                          |
                                      |              Cost       |       |              Cost        |
                                      |              ----       |       |              ----        |
                                      |AGI-100%      $100,000   |       |NHMC-100%     $11,000     |
                                      ---------------------------       ----------------------------

                                                                        ----------------------------
                                                                        |          WESTERN         |
                                                                        |    HERITAGE INSURANCE    |
                                                                        |          COMPANY         |
                                                                        |                          |
                                                                        |Common Stock: 4,776,076   |--------------------------------
                                                                        |------------- Shares      |
                                                                        |                          |
                                                                        |              Cost        |
                                                                        |              ----        |
                                                                        |SIC-100%      $57,000,000 |
                                                                        ----------------------------


                                                    NATIONWIDE(R)                                                  (middle)
  ------------------------------------------                                              ------------------------------------------
  |                                        |                                              |                                        |
  |           NATIONWIDE MUTUAL            |                                              |          NATIONWIDE MUTUAL             |
  |           INSURANCE COMPANY            |==============================================|        FIRE INSURANCE COMPANY          |
  |              (CASUALTY)                |                                              |               (FIRE)                   |
  |                                        |                                              |                                        |
  --------------------|---------------------                                              ------------------|-----------------------
  |  ||               |                                                                                     |
--|  ||               |--------------------------------------------------------------------|                |-----------------------
     ||                                                                                    |
     ||                                          |------------------------------------------
     ||                                          |
     ||  --------------------------------        |   --------------------------------
     ||  |       FARMLAND MUTUAL        |        |   |     NATIONWIDE GENERAL       |
     ||  |      INSURANCE COMPANY       |        |   |      INSURANCE COMPANY       |
     ||  |Guaranty Fund                 |        |   |                              |
=====||==|------------                  |---|    |   |Common Stock:    20,000       |
         |Certificate                   |   |    |---|------------     Shares       |
         |-----------                   |   |    |   |                              |
         |                 Cost         |   |    |   |                 Cost         |
         |                 ----         |   |    |   |                 ----         |
         |Casualty         $500,000     |   |    |   |Casualty-100%    $5,944,422   |
         --------------------------------   |    |   --------------------------------
                                            |    |
         --------------------------------   |    |   --------------------------------
         |          F & B, INC.         |   |    |   |      NATIONWIDE PROPERTY     |
         |                              |   |    |   |         AND CASUALTY         |
         |Common Stock:    1 Share      |   |    |   |       INSURANCE COMPANY      |
         |------------                  |   |    |   |Common Stock:    60,000       |
         |                              |---|    |---|------------     Shares       |
         |                 Cost         |   |    |   |                              |
         |                 ----         |   |    |   |                 Cost         |
         |Farmland                      |   |    |   |                 ----         |
         |Mutual-100%       $10         |   |    |   |Casualty-100%    $6,000,000   |
         --------------------------------   |    |   --------------------------------
                                            |    |
         --------------------------------   |    |   --------------------------------
         |     COOPERATIVE SERVICE      |   |    |   |     NATIONWIDE ASSURANCE     |
         |           COMPANY            |   |    |   |            COMPANY           |
         |Common Stock:    600 Shares   |   |    |   |                              |
         |------------                  |----    |---|Common Stock:    1,750        |
         |                              |        |   |------------     Shares       |
         |                 Cost         |            |                              |
         |                 ----         |        |   |                 Cost         |
         |Farmland                      |        |   |                 ----         |
         |Mutual-100%      $5,336,063   |        |   |Casualty-100%    $41,750,000  |
         --------------------------------        |   --------------------------------
                                                 |
         --------------------------------        |   --------------------------------
         |          SCOTTSDALE          |        |   |    NATIONWIDE AGRIBUSINESS   |
         |       INSURANCE COMPANY      |        |   |       INSURANCE COMPANY      |
         |             (SIC)            |        |   |                              |
         |Common Stock:    30,136       |        |   |Common Stock:    1,000,000    |
     |---|------------     Shares       |--------|---|------------     Shares       |
     |   |                              |        |   |                              |
     |   |                              |        |   |                 Cost         |
     |   |                 Cost         |        |   |                 ----         |
     |   |                 ----         |        |   |Casualty-99.9%   $26,714,335  |
     |   |Casualty-100%    $150,000,500 |        |   |Other Capital:                |
     |   |                              |        |   |-------------                 |
     |   |                              |        |   |Casualty-Ptd.    $713,576     |
     |   --------------------------------        |   -------------------------------
     |                                           |
     |   --------------------------------        |   --------------------------------
     |   |         SCOTTSDALE           |        |   |       NATIONAL CASUALTY      |
     |   |        SURPLUS LINES         |        |   |            COMPANY           |
     |   |      INSURANCE COMPANY       |        |   |              (NC)            |
     |   |Common Stock:    10,000       |        |   |  Common Stock:  100 Shares   |
     |---|------------     Shares       |        |---|  -------------               |
     |   |                              |        |   |                              |
     |   |                 Cost         |        |   |                 Cost         |
     |   |                 ----         |        |   |                 ----         |
     |   |SIC-100%         $6,000,000   |        |   |Casualty-100%    $67,442,439  |
     |   |                              |        |   |                              |
     |   --------------------------------        |   ----------------|---------------
     |                                           |                   |
     |   --------------------------------        |   ----------------|---------------
     |   |      NATIONAL PREMIUM &      |        |   |     NCC OF AMERICAN, LTD.    |
     |   |    BENEFIT ADMINISTRATION    |        |   |           (INACTIVE)         |
     |   |           COMPANY            |        |   |                              |
     |   |Common Stock:    10,000       |        |   |                              |
  ---|---|------------     Shares       |        |   |                              |
         |                              |        |   |                              |
         |                 Cost         |        |   |                              |
         |                 ----         |        |   |                              |
         |SIC-100%         $10,000      |        |   |NC-100%                       |
         --------------------------------        |   --------------------------------
                                                 |
         --------------------------------        |
         |             RP&C             |        |
         |         INTERNATIONAL        |        |
         |                              |        |
         |Common Stock:    1,050        |        |
         |------------     Shares       |---------
         |                              |
         |                 Cost         |
         |                 ----         |
         |Casualty-21.9%  $2,400,740    |
         |                              |
         --------------------------------

                                                                                                                        (right side)
                                                                                                            ------------------------
                                                                                                            |      NATIONWIDE      |
                                                                                                            |      FOUNDATION      |
                                                                                                            |                      |
                                                                                                            |      MEMBERSHIP      |
                                                                                                            |      NONPROFIT       |
                                                                                                            |     CORPORATION      |
                                                                                                            ------------------------

---------------------------------------------------------------------------------------------------------------------|
                                                                                                                     |
--|------------------------------------------|-------------------------------------------|--------------------|      |
  |                                          |                                           |                    |      |
  |                                          |                                           |                    |      |
  |     --------------------------------     |    --------------------------------       |     ---------------|------|--------------
  |     |         SCOTTSDALE           |     |    |       NATIONWIDE CASH        |       |     |          NATIONWIDE               |
  |     |      INDEMNITY COMPANY       |     |    |      MANAGEMENT COMPANY      |       |     |          CORPORATION              |
  |     |                              |     |    |                              |       |     |                                   |
  |     |                              |     |    |                              |       |     |Common Stock:    Control:          |
  |     |Common Stock:    50,000       |     |    |Common Stock:    100 Shares   |       |     |------------     -------           |
  |-----|------------     Shares       |     |----|------------                  |       |     |13,642,432       100%              |
  |     |                              |     |    |                 Cost         |       |     |         Shares     Cost           |
  |     |                 Cost         |     |    |                 ----         |       |     |         ------     ----           |
  |     |                 ----         |     |    |Casualty-100%    $11,226      |       |     |Casualty 12,992,922 $1,320,978,093 |
  |     |Casualty-100%    $8,800,000   |     |    |                              |       |     |Fire        649,510    116,847,783 |
  |     |                              |     |    |                              |       |     |          (See Page 2)             |
  |     --------------------------------     |    --------------------------------       |     -------------------------------------
  |                                          |                                           |
  |     --------------------------------     |    --------------------------------       |     -------------------------------------
  |     |         NATIONWIDE           |     |    |          NATIONWIDE          |       |     |         ALLNATIONS, INC.          |
  |     |      INDEMNITY COMPANY       |     |    |           ARENA LLC          |       |     |Common Stock:    12,186 Shares     |
  |     |                              |     |    |                              |       |     |-------------    Cost              |
  |-----|Common Stock:    28,000       |     |....|                              |       |-----|                 ----              |
  |     |------------     Shares       |     |    |                              |       |     |Casualty-16.1%   $92,575           |
  |     |                              |     |    |                              |       |     |Fire-16.1%       $92,717           |
  |     |                 Cost         |     |    |                              |       |     |Preferred Stock  1,466 Shares      |
  |     |                 ----         |     |    |Casualty-90%                  |       |     |---------------  Cost              |
  |     |Casualty-100%    $594,529,000 |     |    |                              |       |     |                 ----              |
  |     |                              |     |    |                              |       |     |Casualty-6.8%    $100,000          |
  |     |                              |     |    |                              |       |     |Fire-6.8%        $100,000          |
  |     --------------------------------     |    --------------------------------       |     -------------------------------------
  |                                          |                                           |
  |     --------------------------------     |    --------------------------------       |     -------------------------------------
  |     |          LONE STAR           |     |    |          NATIONWIDE          |       |     |     NATIONWIDE INTERNATIONAL      |
  |     |     GENERAL AGENCY, INC.     |     |    |    EXCLUSIVE DISTRIBUTION    |       |     |           UNDERWRITERS            |
  |     |                              |     |    |     COMPANY, LLC (NEDCO)     |       |     |                                   |
  ------|Common Stock:    1,000        |     |....|                              |       |-----|Common Stock:    1,000             |
  |     |------------     Shares       |     |    |    Single Member Limited     |       |     |-------------    Shares            |
  |     |                              |     |    |       Liability Company      |       |     |                                   |
  |     |                 Cost         |     |    |                              |       |     |                 Cost              |
  |     |                 ----         |     |    |Casualty-100%                 |       |     |                 ----              |
  |     |Casualty-100%    $5,000,000   |     |    |                              |       |     |Casualty-100%    $10,000           |
  |     --------------||----------------     |    ---------------|----------------       |     -------------------------------------
  |                   ||                     |                   |                       |
  |     --------------||----------------     |    ---------------|----------------       |     -------------------------------------
  |     |        COLONIAL COUNTY       |     |    |          INSURANCE           |       |     |         CALFARM INSURANCE         |
  |     |        MUTUAL INSURANCE      |     |    |     INTERMEDIARIES, INC.     |       |     |              COMPANY              |
  |     |             COMPANY          |     |    |                              |       |     |                                   |
  |     |                              |     |    |Common Stock:   1,615 Shares  |       |     |Common Stock:   52,000             |
  |     |                              |     |    |-------------                 |       |-----|--------------   Shares            |
  |     |                              |     |    |                 Cost         |             |                                   |
  |     |Surplus Debentures:           |     |    |                 ----         |             |                 Cost              |
  |     |-------------------           |     |    |NEDCO-100%       $1,615,000   |             |                 ----              |
  |     |                 Cost         |     |    --------------------------------             |Casualty-100%    $106,164,995      |
  |     |                 ----         |     |                                                 |                                   |
  |     |Colonial         $500,000     |     |    --------------------------------             ------------------|------------------
  |     |Lone Star         150,000     |     |    |       eNATIONWIDE, LLC       |                               |
  |     --------------------------------     |    |            (eNat)            |             ------------------|------------------
  |                                          |    |                              |             |       CALFARM INSURANCE           |
  |     --------------------------------     |    |                              |             |             AGENCY                |
  |     |      NATIONWIDE SERVICES     |     |....|     Single Member Limited    |             |                                   |
  |     |         COMPANY, LLC         |          |        Liability Company     |             |                                   |
  |     |                              |          |                              |             |                                   |
  |     |Single Member Limited         |     |----|                              |             |Common Stock:    1,000 shares      |
  |.....|Liability Company             |     |    |                              |             |-------------                      |
  |     |                              |     |    |                              |             |                                   |
  |     |                              |     |    |Casualty-100%                 |             |                                   |
  |     |Casualty-100%                 |     |    |                              |             |                                   |
  |     |                              |     |    --------------------------------             |CalFarm Insurance                  |
  |     --------------------------------     |                                                 |Company - 100%                     |
  |                                          |    --------------------------------             ------------------|------------------
  |                                          |    |      DISCOVER INSURANCE      |                               |
  |     --------------------------------     |    |         COMPANY, LLC         |             ------------------|------------------
  |     |       AMERICAN MARINE        |     |    |                              |             |        CAL-AG INSURANCE           |
  |     |      UNDERWRITERS, INC.      |     |    |                              |             |            SERVICES               |
  |     |                              |     |    |   Single Member Limited      |             |                                   |
  |     |Common Stock:   20 Shares     |     |....|     Liability Company        |             |Common Stock:      100 Shares      |
  |-----|------------                  |     |    |                              |             |------------                       |
  |     |                 Cost         |     |    |                              |             |                                   |
  |     |                 ----         |     |    |eNat-100%                     |             |CalFarm Insurance                  |
  |     |Casualty-100%    $5,020       |     |    |                              |             |Agency-100%                        |
  |     |                              |     |    --------------------------------             -------------------------------------
  |     --------------------------------     |
  |                                          |    --------------------------------
  |     ---------------------------------    |    |   DISCOVER INSURANCE AGENCY  |
  |     |     NATIONWIDE INSURANCE      |    |    |         OF TEXAS, LLC        |
  |     |      COMPANY OF FLORIDA       |    |    |                              |
  |     |                               |    |    |      Single Member Limited   |
  |     |                               |    |....|        Liability Company     |
  |     |Common Stock:    10,000 Shares |         |                              |
  |-----|-------------                  |         |                              |
        |                 Cost          |         |                              |
        |                 ----          |         |                              |
        |Casualty-100%    $300,000,000  |         --------------------------------
        |                               |
        ---------------------------------
                                                                                            Subsidiary Companies      -- Solid Line
                                                                                            Contractual Association   -- Double Line
                                                                                            Limited Liability Company -- Dotted Line

                                                                                            September 30, 2001

                                                                                                                       (Left Side)

              |----------------------------------|-----------------------------------|----------------------------------------------
              |                                  |                                   |
--------------|--------------      --------------|--------------      ---------------|-------------   -----------------------------
| NATIONWIDE LIFE INSURANCE |      |        NATIONWIDE         |      |     NATIONWIDE TRUST      |   |   NFS DISTRIBUTORS, INC.  |
|     COMPANY (NW LIFE)     |      |    FINANCIAL SERVICES     |      |      COMPANY, FSB         |   |           (NFSDI)         |
|                           |      |      CAPITAL TRUST        |      | Common Stock: 2,800,000   |   |                           |
| Common Stock: 3,814,779   |      | Preferred Stock:          |      | ------------  Shares      |   |                           |
| ------------  Shares      |      | ---------------           |      |               Cost        |   |                           |
|                           |      |                           |      |               ----        |   |                           |
| NFS-100%                  |      | NFS-100%                  |      | NFS-100%      $3,000,000  |   | NFS-100%                  |
---|-------------------------      -----------------------------      -----------------------------   --------------|--------------
   |
   |                                                                       |----------------------------------------|---------------
   |  -----------------------------                      ------------------|----------                --------------|--------------
   |  |         NATIONWIDE        |                      |    NATIONWIDE FINANCIAL   |                |     NATIONAL DEFERRED     |
   |  |  ADVISORY SERVICES, INC   |                      |  INSTITUTION DISTRIBUTORS |                |     COMPENSATION, INC.    |
   |  |      (NW ADV. SERV.)      |                      |    AGENCY, INC. (NFIDAI)  |                |                           |
   |  | Common Stock: 7,676       |                      |                           |                |                           |
   |--| ------------  Shares      |                      |                           |                |                           |
   |  |                           |                      |                           |                |                           |
   |  |               Cost        |                      | Common Stock: 1,000 Shares|                |                           |
   |  |               ----        |                      | ------------              |                |                           |
   |  | NW Life-100%  $5,996,261  |                      | NFSDI-100%                |                | NFSDI-100%                |
   |  -----------------------------                      --------------|--||----------                --------------||-------------
   |                                                                   |  ||                                        ||
   |  -----------------------------      ----------------------------- |  ||  -----------------------               ||
   |  |    NATIONWIDE LIFE AND    |      |     FINANCIAL HORIZONS    | |  ||  |                     |               ||
   |  | ANNUITY INSURANCE COMPANY |      |    DISTRIBUTORS AGENCY    | |  ||  |                     |               ||
   |  |                           |      |      OF ALABAMA, INC.     | |  ||  |                     |               ||
   |  | Common Stock: 66,000      |      |                           | |  ||  |      FLORIDA        |               ||
   |--| ------------  Shares      |      | Common Stock: 10,000      | |  ||  |      RECORDS        |===============||
   |  |                           |      | ------------  Shares      |--  ||  |   ADMINISTRATOR,    |
   |  |                           |      |                           | |  ||  |        INC          |
   |  |               Cost        |      |               Cost        | |  ||  |                     |
   |  |               ----        |      |               ----        | |  ||  |                     |
   |  | NW Life-100% $133,070,003 |      | NFIDAI-100%   $100        | |  ||  |                     |
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |                                                                   |  ||
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |  |   NATIONWIDE INVESTMENT   |      |    LANDMARK FINANCIAL     | |  ||  |                     |
   |  |   SERVICES CORPORATION    |      |        SERVICES OF        | |  ||  |                     |
   |  |                           |      |       NEW YORK, INC.      | |  ||  |                     |
   |  | Common Stock: 5,000       |      |                           | |  ||  |                     |
   |--| ------------  Shares      |      | Common Stock: 10,000      | |  ||  | FINANCIAL HORIZONS  |
   |  |                           |      | ------------  Shares      |--  ||==| DISTRIBUTORS AGENCY |
   |  |                           |      |                           | |  ||  |      OF OHIO, INC   |
   |  |               Cost        |      |               Cost        | |  ||  |                     |
   |  |               ----        |      |               ----        | |  ||  |                     |
   |  | NW Life-100% $529,728     |      | NFIDAI-100% $10,100       | |  ||  |                     |
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |                                                                   |  ||
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |  |   NATIONWIDE FINANCIAL    |      |     FINANCIAL HORIZONS    | |  ||  |                     |
   |  |       ASSIGNMENT          |      |      SECURITIES CORP.     | |  ||  |                     |
   |  |        COMPANY            |      |                           | |  ||  |                     |
   |  |                           |      | Common Stock: 10,000      | |  ||  | FINANCIAL HORIZONS  |
   |--|                           |      | ------------  Shares      |--  ||==| DISTRIBUTORS AGENCY |
   |  |                           |      |                           | |  ||  |   OF OKLAHOMA, INC  |
   |  |                           |      |               Cost        | |  ||  |                     |
   |  |                           |      |               ----        | |  ||  |                     |
   |  | NW Life-100%              |      | NFIDAI-100% $153,000      | |  ||  |                     |
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |                                                                   |  ||
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |  |     NATIONWIDE REALTY     |      |   AFFILIATE AGENCY, INC.  | |  ||  |                     |
   |  |      INVESTORS, LTD.      |      |                           | |  ||  |                     |
   |  |                           |      |                           | |  ||  |                     |
   |  | Units:                    |      | Common Stock: 100         | |  ||  | FINANCIAL HORIZONS  |
   |--| ------                    |      | ------------  Shares      |--  ||==| DISTRIBUTORS AGENCY |
   |  |                           |      |                           | |  ||  |    OF TEXAS, INC    |
   |  |                           |      |               Cost        | |  ||  |                     |
   |  | NW Life-70%               |      |               ----        | |  ||  |                     |
   |  | NW Mutual-30%             |      | NFIDAI-100%   $100        | |  ||  |                     |
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |                                                                   |  ||
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |  |        NATIONWIDE         |      |   NATIONWIDE FINANCIAL    | |  ||  |      AFFILIATE      |
   |  |       PROPERTIES, LTD.    |      | INSTITUTION DISTRIBUTORS  | |  ||  |      AGENCY OF      |
   |  |                           |      |     INSURANCE AGENCY,     | |  ||  |      OHIO, INC      |
   |  | Units:                    |      |       INC. OF MASS.       | |  ||  |                     |
   |--| ------                    |      |                           |--  ||  |Common Stock: 750    |
   |  |                           |      |Common Stock: 100 Shares   | |  ||--|------------  Shares |
   |  |                           |      |------------               | |      |                     |
   |  | NW Life-97.6%             |      |                           | |      |                     |
   |  | NW Mutual-2.4%            |      |NFIDAI-100%                | |      |NFIDAI-100%          |
   |  -----------------------------      ----------------------------- |      -----------------------
   |  -----------------------------      ----------------------------- |
   |  |   NATIONWIDE COMMUNITY    |      |   NATIONWIDE FINANCIAL    | |
   |  |   DEVELOPMENT CORP., LLC  |      | INSTITUTION DISTRIBUTORS  | |
   |  |                           |      |        AGENCY, INC.       | |
   |  | Units:                    |      |       OF NEW MEXICO       |--
    --| ------                    |      |                           |
      |                           |      |Common Stock: 100 Shares   |
      |                           |      |------------               |
      | NW Life-67%               |      |                           |
      | NW Indemnity-33%          |      |NFIDAI-100%                |
      -----------------------------      -----------------------------

                                                                                                                           (Center)
                                                           NATIONWIDE(R)
--------------------------------------------------                                --------------------------------------------------
|               NATIONWIDE MUTUAL                |                                |                NATIONWIDE MUTUAL               |
|               INSURANCE COMPANY                |================================|            FIRE INSURANCE COMPANY              |
|                  (CASUALTY)                    |                   |            |                    (FIRE)                      |
--------------------------------------------------                   |            --------------------------------------------------
                                                                     |
                                                  -----------------------------------------
                                                  |    NATIONWIDE CORPORATION (NW CORP)   |
                                                  |   COMMON STOCK:           CONTROL:    |
                                                  |   ------------            -------     |
                                                  |    13,642,432               100%      |
                                                  |             SHARES     COST           |
                                                  |             ------     ----           |
                                                  |CASUALTY     12,992,922 $1,320,978,093 |
                                                  |FIRE            649,510    116,847,783 |
                                                  -------------------|---------------------
                                                                     |--------------------------------------------------------------
                                                      ---------------|-------------
                                                      |    NATIONWIDE FINANCIAL   |
                                                      |    SERVICES, INC. (NFS)   |
                                                      |                           |
                                                      |Common Stock:  Control:    |
                                                      |------------   -------     |
                                                      |                           |
                                                      |                           |
                                                      |Class A      Public-100%   |
                                                      |Class B      NW Corp-100%  |
                                                      ---------------|-------------
                                                                     |
-------------------------------------|-------------------------|--------------------------|-------------------------|
                                     |                         |                          |                         |
                         ------------|------------ ------------|------------ -------------|------------ ------------|-------------
                         |  NATIONWIDE FINANCIAL | | NATIONWIDE FINANCIAL  | |PENSION ASSOCIATES, INC.| |VILLANOVA CAPITAL, INC. |
                         |    SERVICES CAPITAL   | |SERVICES (BERMUDA) INC.| |Common Stock: 1,000     | |Common Stock:  958,750  |
                         |        TRUST II       | |Common Stock: 250,000  | |------------  Shares    | |-------------    Shares |
                         |                       | |------------- Shares   | |                        | |NFS-96%                 |
                         |                       | |              Cost     | |              Cost      | |Preferred Stock: 500,000|
                         |                       | |              ----     | |              ----      | |---------------  Shares |
                         | NFS-100%              | |NFS-100%   $13,500,000 | | NFS-100%     $2,839,392| |NFS-100%                |
                         ------------------------- ------------------------- -------------------------- ------------|-------------
                                                                                                                    |
--------------|-----------------------|--------------------------|                        |-------------------------|---------------
              |        ---------------|------------ -------------|------------ -----------|------------- -----------|-------------
              |        |THE 401(k) COMPANIES, INC.| |  NATIONWIDE RETIREMENT | | VILLANOVA S.A. CAPITAL| |    MORLEY FINANCIAL   |
              |        |         (401(k))         | |   SOLUTIONS, INC. (NRS)| |     TRUST (VSA)       | |SERVICES, INC. (MORLEY)|
              |        |                          | |Common Stock:  236,494  | |                       | |Common Stock:  82,343  |
              |        |Common Stock:   Control   | |-------------  Shares   | |                       | |------------   Shares  |
              |        |-------------   -------   | |                        | |                       | |                       |
              |        |Class A        Other-100% | |                        | |                       | |VILLANOVA CAPITAL, INC.|
              |        |Class B        NFSDI-90%  | |NFSDI-100%              | |DELAWARE BUSINESS TRUST| |-100%                  |
              |        --------|------------------- -------------|------------ -----------------|------- -----------|-------------
              |                |                                 |                              |                   |
              |                |                                 |                              |                   |------------|
              |                |                                 |                              |                                |
--------------|------------    |   ----------------------------  |  --------------------------  |  ----------------------------  |
|  NATIONWIDE RETIREMENT  |    |   |   NATIONWIDE RETIREMENT  |  |  |NATIONWIDE RETIREMENT   |  |  |         NATIONWIDE       |  |
|   PLAN SERVICES, INC.   |    |   |SOLUTIONS, INC. OF ALABAMA|  |  |  SOLUTIONS, INC. OF    |  |  | INVESTORS SERVICES, INC. |  |
|                         |    |   |                          |  |  |      NEW MEXICO        |  |  |                          |  |
|Common Stock:  Control:  |    |   |Common Stock: 10,000      |  |  | Common Stock: 1,000    |  |  |Common Stock: 5           |  |
|-------------  --------  |    |   |------------- Shares      |--|--| ------------- Shares   |  |--|------------- Shares      |  |
|Class A          NFS-100%|    |   |              Cost        |  |  |               Cost     |  |  |              Cost        |  |
|Class B        NFSDI-100%|    |   |              ----        |  |  |               ----     |  |  |              ----        |  |
|                         |    |   |NRS-100%      $1,000      |  |  |NRS-100%       $1,000   |  |  |VSA-100%      $5,000      |  |
---------------------------    |   ----------------------------  |  --------------------------  |  ----------------------------  |
                               |                                 |                              |                                |
---------------------------    |   ----------------------------  |  --------------------------  |  ----------------------------  |
|    401(k) INVESTMENT    |    |   |  NATIONWIDE RETIREMENT   |  |  | NATIONWIDE RETIREMENT  |  |  |  NATIONWIDE GLOBAL FUNDS |  |
|      SERVICES, INC.     |    |   |SOLUTIONS, INC. OF ARIZONA|  |  |  SOLUTIONS, INC. OF    |  |  |                          |  |
|                         |    |   |                          |  |  |      SO. DAKOTA        |  |  |                          |  |
|Common Stock: 1,000,000  |    |   |Common Stock: 1,000       |  |  | Common Stock: 1,000    |  |  |                          |  |
|------------  Shares     |----|   |------------- Shares      |--|--| ------------- Shares   |  |==|     LUXEMBOURG SICAV     |  |--
|                         |    |   |              Cost        |  |  |               Cost     |  |  |                          |  |
|               Cost      |    |   |              ----        |  |  |               ----     |  |  |                          |  |
|               ----      |    |   |NRS-100%      $1,000      |  |  |NRS-100%       $1,000   |  |  |                          |  |
|401(k)-100%    $7,800    |    |   ----------------------------  |  --------------------------  |  ----------------------------  |
---------------------------    |                                 |                              |                                |
                               |   ----------------------------  |  --------------------------  |  ----------------------------  |
---------------------------    |   |   NATIONWIDE RETIREMENT  |  |  | NATIONWIDE RETIREMENT  |  |  |  VILLANOVA DISTRIBUTION  |  |
|    401(k) INVESTMENT    |    |   |    SOLUTIONS, INC. OF    |  |  |    SOLUTIONS, INC.     |  |  |      SERVICES, INC.      |  |
|      ADVISORS, INC.     |    |   |         ARKANSAS         |  |  |       OF WYOMING       |  |  |                          |  |
|                         |    |   |Common Stock: 50,000      |-----|Common Stock: 500 Shares|  |--|Common Stock: 10,000      |  |--
|Common Stock:  1,000     |    |   |------------- Shares      |  |  |-------------           |  |  |------------- Shares      |  |
|------------   Shares    |----|   |              Cost        |  |  |              Cost      |  |  |              Cost        |  |
|                         |    |   |              ----        |  |  |              ----      |  |  |              ----        |  |
|               Cost      |    |   |NRS-100%      $500        |  |  |NRS-100%      $500      |  |  |VSA-100%      $146,653    |  |
|               ----      |    |   ----------------------------  |  --------------------------  |  ----------------------------  |
|401(k)-100%    $1,000    |    |                                 |                              |                                |
---------------------------    |   ----------------------------  |  --------------------------  |  ----------------------------  |
                               |   |   NATIONWIDE RETIREMENT  |  |  |  NATIONWIDE RETIREMENT |  |  |   CORVIANT CORPORATION   |  |
---------------------------    |   |      SOLUTIONS, INS.     |  |  |     SOLUTIONS, INC.    |  |  |           (CC)           |  |
|   THE 401(k) COMPANY    |    |   |       AGENCY, INC.       |  |  |         OF OHIO        |  |  |Common Stock:      450,000|  |
|                         |    |   |Common Stock: 1,000       |  |  |                        |  |  |------------       Shares |  |
|Common Stock: 855,000    |    |   |------------- Shares      |--|==|                        |  |--|Series A Preferred:250,000|  |--
|------------  Shares     |----|   |                          |  |  |                        |  |  |------------------ Shares |  |
|                         |    |   |              Cost        |  |  |                        |  |  |                   Cost   |  |
|              Cost       |    |   |              ----        |  |  |                        |  |  |                   ----   |  |
|              ----       |    |   |NRS-100%      $1,000      |  |  |                        |  |  |VSA-100%       $10,000,000|  |
|401(k)-100%   $1,000     |    |   ----------------------------  |  --------------------------  |  -----------------.----------  |
---------------------------    |                                 |                              |                   .            |
                               |   ----------------------------  |  --------------------------  |  -----------------.----------  |
---------------------------    |   |  NATIONWIDE RETIREMENT   |  |  | NATIONWIDE RETIREMENT  |  |  | VILLANOVA SECURITIES, LLC|  |
|                         |    |   |SOLUTIONS, INC. OF MONTANA|  |  |  SOLUTIONS, INC. OF    |  |  |                          |  |
|                         |    |   |                          |  |  |        OKLAHOMA        |  |  |                          |  |
|  RIVERVIEW AGENCY, INC. |    |   |Common Stock: 500         |  |  |                        |  |  |                          |  |
|                         |====|   |------------- Shares      |--|==|                        |  |  |                          |  |--
|                         |        |              Cost        |  |  |                        |  |  |                          |  |
|                         |        |              ----        |  |  |                        |  |  |                          |  |
|                         |        |NRS-100%      $500        |  |  |                        |  |  |CC-100%                   |  |
---------------------------        ----------------------------  |  --------------------------  |  ----------------------------  |
                                                                 |                              |                                |
                                   ----------------------------  |  --------------------------  |  ----------------------------  |
                                   |   NATIONWIDE RETIREMENT  |  |  |  NATIONWIDE RETIREMENT |  |  |    PORTLAND INVESTMENT   |  |
                                   | SOLUTIONS, INC. OF NEVADA|  |  |     SOLUTIONS, INC.    |  |  |       SERVICES, INC.     |  |
                                   |                          |  |  |        OF TEXAS        |  |  |                          |  |
                                   |Common Stock: 1,000       |-- ==|                        |  |  |Common Stock: 1,000       |--|--
                                   |------------- Shares      |     |                        |  |  |------------- Shares      |  |
                                   |              Cost        |     |                        |  |  |              Cost        |  |
                                   |              ----        |     |                        |  |  |              ----        |  |
                                   |NRS-100%      $1,000      |     |                        |  |  |Morley-100%   $25,000     |  |
                                   ----------------------------     --------------------------  |  ----------------------------  |
                                                                                                |                                |
                                                                  ----------------------------  |  ----------------------------  |
                                                                  | VILLANOVA CAPITAL GLOBAL |  |  |         MORLEY &         |  |
                                                                  |TECH. LONG/SHORT FUND, LLC|  |  |     ASSOCIATES, INC.     |  |
                                                                  |                          |  |  |                          |  |
                                                                  |UNITS:                    |---  |Common Stock: 3,500       |--|
                                                                  |                          |        ----------- Shares      |
                                                                  |                          |     |              Cost        |
                                                                  |VSA-25%                   |     |              ----        |
                                                                  |FIRE-75%                  |     |Morley-100%   $1,000      |
                                                                  ----------------------------     ----------------------------



                                                                                                                            (Right)
















------------------------|------------------------------|------------------|-------------------|
                        |                              |                  |                   |
                        |                              |                  |                   |
                        |                              |                  |                   |
                        |                              |                  |                   |
                        |                              |                  |                   |
                        |                              |                  |                   |
                        |                              |                  |                   |
                        |                              |                  |                   |
         ---------------|--------------   -------------|----------------- |      -------------|--------------
         |     NATIONWIDE GLOBAL      |   |       GATES MCDONALD        | |      |        NATIONWIDE        |
         |    HOLDINGS, INC. (NGH)    |   |      & COMPANY (GATES)      | |      |HEALTH PLANS, INC. (NHP)  |
         |                            |   |                             | |      |                          |
         |Common Stock:   1 Share     | --|Common Stock:  254 Shares    | |  |---|Common Stock:  100 Shares |
         |------------                | | |------------                 | |  |   |------------              |
         |               Cost         | | |               Cost          | |  |   |               Cost       |
         |               ----         | | |               ----          | |  |   |               ----       |
         |NW Corp.-100%  $606,434,210 | | |NW Corp.-100%  $25,683,532   | |  |   |                          |
         |                            | | |------------------------------ |  |   |NW Corp.-100%  $19,103,732|
         |(See Page 3)                |   |                               |  |   ----------------------------
         ------------------------------ | |------------------------------ |  |   ----------------------------
         ------------------------------ | |  MEDPROSOLUTIONS, INC.      | |  |   |    NATIONWIDE MANAGEMENT |
         |     EAGLE ACQUISITION      | | |                             | |  |   |        SYSTEMS, INC.     |
         |       CORPORATION          | | |               Cost          | |  |   |                          |
         |NFS-100%                    | | |               ----          | |  |---|Common Stock:  100 Shares |
         ------------------------------ | |Gates-100%     $6,700,000    | |  |   |-------------             |
         ------------------------------ | |                             | |  |   |               Cost       |
         |    VILLANOVA MUTUAL FUND   | | |                             | |  |   |               ----       |
         |     CAPITAL TRUST (VMF)    | | ------------------------------- |  |   |NHP Inc.-100%  $25,149    |
----|----|                            | |                                 |  |   ----------------------------
    |    |                            | | |------------------------------ |  |   ----------------------------
    |    |                            | | |     GATES MCDONALD &        | |  |   |         NATIONWIDE       |
    |    |                            | | | COMPANY OF NEW YORK, INC.   | |  |   |        AGENCY, INC.      |
    |    |                            | --|                             | |  |   |                          |
    |    |                            | | |Common Stock:  3 Shares      | |  |---|Common Stock:  100 Shares |
    |    |   DELAWARE BUSINESS TRUST  | | |------------                 | |      |------------              |
    |    ------------------------------ | |               Cost          | |      |               Cost       |
    |                                   | |               ----          | |      |               ----       |
    |    ------------------------------ | |Gates-100%     $106,947      | |      |NHP Inc.-99%   $116,077   |
    |    |        NORTHPOINTE         | | ------------------------------- |      ----------------------------
    |    |        CAPITAL LLC         | |                                 |
    |    |                            | | ------------------------------- |      ----------------------------
    |....|                            | | |      GATES MCDONALD &       | |      |   MRM INVESTMENTS, INC.  |
         |                            | | |     COMPANY OF NEVADA       | |      |                          |
         |                            | --|                             | |----- |                          |
         |                            | | |Common Stock:  40 Shares     |        |                          |
         |VILLANOVA CAPITAL, INC.-65% | | |------------                 |        |                          |
         ------------------------------ | |               Cost          |        |CORP.-100%                |
                                        | |               ----          |        ----------------------------
         ------------------------------ | |Gates-100%     $93,750       |
         |     EXCALIBER FUNDING      | | -------------------------------
         |        CORPORATION         | |
---------|Common Stock: 1,000 Shares  | | -------------------------------
         |-------------               | | |       GATES MCDONALD        |
         |              Cost          | | |      HEALTH PLUS, INC.      |
         |              ----          | --|                             |
         |Morley-100%   $1,000        | | |Common Stock:  200 Shares    |
         ------------------------------ | |------------                 |
                                        | |               Cost          |
         ------------------------------ | |               ----          |
         |      CALIBER FUNDING       | | |Gates-100%     $2,000,000    |
         |        CORPORATION         | | -------------------------------
         |                            | |
---------|                            | | -------------------------------
         |                            | | |NEVADA INDEPENDENT COMPANIES-|
         | Morley-100%                | | |MANUFACTURING TRANSPORTATION |
         |                            | | |       AND DISTRIBUTION      |
         ------------------------------ --|                             |
                                        | |Common Stock:  1,000 Shares  |
                                        | |------------                 |
                                        | |Gates-100%                   |
                                        | -------------------------------
                                        |
                                        | -------------------------------
                                        | |      NEVADA INDEPENDENT     |
                                        | |     COMPANIES-HEALTH AND    |
                                        --|           NONPROFIT         |
         ------------------------------ | |Common Stock:  1,000 Shares  |
         |      MORLEY RESEARCH       | | |------------                 |
         |      ASSOCIATES, LTD.      | | |                             |
---------|                            | | |Gates-100%                   |
         |Common Stock:  1,000 Shares | | -------------------------------
         |-------------               | |
         |               Cost         | | -------------------------------
         |               ----         | | |     NEVADA INDEPENDENT      |
         |Morley-100%    $1,000       | | |   COMPANIES-CONSTRUCTION    |
         ------------------------------ --|                             |
                                        | |Common Stock:  1,000 Shares  |
         ------------------------------ | |------------                 |
         |       MORLEY CAPITAL       | | |                             |
         |         MANAGEMENT         | | |Gates-100%                   |
         |                            | | -------------------------------
---------|Common Stock:  500 Shares   | |
         |-------------               | | -------------------------------
         |                Cost        | | |     NEVADA INDEPENDENT      |
         |                ----        | | | COMPANIES-HOSPITALITY AND   |       Subsidiary Companies      -- Solid Line
         |Morley-100%     $5,000      | --|         ENTERTAINMENT       |       Contractual Association   -- Double Line
         ------------------------------   |                             |       Limited Liability Company -- Dotted Line
                                          |Common Stock:  1,000 Shares  |
         ------------------------------   |------------                 |
         |     UNION BOND & TRUST     |   |                             |
         |           COMPANY          |   |Gates-100%                   |       SEPTEMBER, 30, 2001
         |                            |   -------------------------------
---------|Common Stock:  2,000 Shares |
         |------------                |
         |               Cost         |                                                                             Page 2
         |               ----         |
         |Morley-100%    $50,000      |
         ------------------------------

                                                                                                                         (Left side)































                      |--------------------------------------------|------------------------------------------|---------------------
                      |                                            |                                          |
      ----------------|---------------            -----------------|-----------------       ------------------|----------------
      |    VILLANOVA GLOBAL ASSET    |            |   NATIONWIDE GLOBAL HOLDINGS    |       |                NGH              |
      |       MANAGEMENT TRUST       |            |   - HONG KONG, LIMITED          |       |          NETHERLANDS B.V.       |
      |          (VGAMT)             |            | Common Stock: 20,343,752 Shares |       | Common Stock:       40 Shares   |
      |                              |            | -------------       Shares      |       | -------------                   |
      |                              |            |                     ------      |       |                     Cost        |
      |                              |            |  NGH                20,343,751  |       |                     -----       |
      | NGH - 100%                   |            |  LUX SA             1           |       | NGH - 100%          NLG 52,500  |
      ----------------|---------------            -----------------------------------       -----------------------------------
                      |
                      |                 |--------------------------|--------------------|-------------------------------------------
                      |                 |                          |                    |
      ----------------|---------------  |         -----------------|-----------------   |   -----------------------------------
      |       NATIONWIDE ASSET       |  |         |      GARTMORE INVESTMENT        |   |   |          GARTMORE FUND          |
      |   MANAGEMENT HOLDINGS, LTD.  |  |         |         SERVICES LTD.           |   |   |          MANAGERS LTD.          |
      |           (NAMHL)            |  |    |----|             (GISL)              |   |---|             (GFM)               |
      |                              |  |    |    |                                 |   |   |                                 |
      |                              |  |    |    | GIM - 80%                       |   |   | GIM - 99.99%                    |
      | VGAMT - 100%                 |  |    |    | GNL - 20%                       |   |   | GSL - .01%                      |
      ----------------|---------------  |    |    -----------------------------------   |   ------------------|----------------
                      |                 |    |                                          |                     |
                      |                 |    |                                          |                     |
                      |                 |    |                                          |                     |
      ----------------|---------------  |    |    -----------------------------------   |   ------------------|----------------
      |     NATIONWIDE UK ASSET      |  |    |    |       GARTMORE INVESTMENT       |   |   |                                 |
      |  MANAGEMENT HOLDINGS, LTD.   |  |    |    |         SERVICES GMBH           |   |   |       FENPLACE LIMITED          |
      |          (NUKAMHL)           |  |    |----|                                 |   |---|                                 |
      |                              |  |    |    |                                 |   |   |                                 |
      | NAMHL - 100%                 |  |    |    | GISL - 100%                     |   |   | GFM - 100%                      |
      ----------------|---------------  |    |    -----------------------------------   |   ------------------|----------------
                      |                 |    |                                          |                     |
                      |                 |    |                                          |                     |
                      |                 |    |                                          |                     |
      ----------------|---------------  |    |    -----------------------------------   |   ------------------|----------------
      |   NATIONWIDE UK HOLDING      |  |    |    |      GARTMORE FUND MANAGERS     |   |   |     FENPLACE TWO LTD. (FKA)     |
      |       COMPANY, LTD.          |  |    |    |       INTERNATIONAL LIMITED     |   |   |       NATWEST INVESTMENT        |
      |          (NUKHCL)            |  |    |    |              (GFMI)             |   |   |    MANAGEMENT LIMITED (FTL)     |
      |                              |  |    |----|                                 |   |   |                                 |
      |                              |  |    |    | GISL - 99.99%                   |   |   |                                 |
      | NUKAMHL - 100%               |  |    |    | GSL - .01%                      |   |   | GIM - 100%                      |
      ----------------|---------------  |    |    -----------------|-----------------   |   -----------------------------------
                      |                 |    |                     |                    |
                      |                 |    |                     |                    |
                      |                 |    |                     |                    |
      ----------------|---------------  |    |    -----------------|-----------------   |   -----------------------------------
      |     ASSET MANAGEMENT         |  |    |    |      GARTMORE SECRETARIES       |   |   |    GARTMORE SECURITIES LTD.     |
      |       HOLDINGS PLC           |  |    |    |          (JERSEY) LTD.          |   |   |               (GSL)             |
      |          (AMH)               |  |    |    |                                 |   |   |                                 |
      |                              |  |    |----| GFMI - 94%                      |   |---|                                 |
      |                              |  |         | GSL - 3%                        |       | GIM - 99.99%                    |
      | NUKHCL - 100%                |  |         | GIM - 3%                        |       | GNL - .01%                      |
      ----------------|---------------  |         -----------------------------------       -----------------------------------
                      |                 |
                      |                 |
                      |                 |
      ----------------|---------------  |
      |    GARTMORE INVESTMENT       |  |
      |       MANAGEMENT PLC         |  |
      |          (GIM)               |  |
      |                              |--|
      | AMH - 99.99%                 |
      | GNL - .01%                   |
      --------------------------------

                                                                                                                            (Center)
                                                          NATIONWIDE(R)

                         ---------------------------------             ----------------------------------
                         |       NATIONWIDE MUTUAL       |             |        NATIONWIDE MUTUAL       |
                         |       INSURANCE COMPANY       |=============|     FIRE INSURANCE COMPANY     |
                         |           (CASUALTY)          |     |       |            (FIRE)              |
                         ---------------------------------     |       ----------------------------------
                                                               |
                                                               |
                                           --------------------|--------------------
                                           |   NATIONWIDE CORPORATION (NW CORP)    |
                                           |        COMMON STOCK:    CONTROL:      |
                                           |        -------------    --------      |
                                           |           13,642,432       100%       |
                                           |             SHARES          COST      |
                                           |             ------          ----      |
                                           | CASUALTY  12,992,922   $1,320,978,093 |
                                           | FIRE         649,510      116,847,783 |
                                           --------------------|--------------------
                                                               |
                                                ---------------|----------------
                                                |      NATIONWIDE GLOBAL       |
                                                |     HOLDINGS, INC. (NGH)     |
                                                |  Common Stock:   1 Share     |
                                                |  -------------               |
                                                |                              |
                                                |                Cost          |
                                                |                ----          |
                                                | NW Corp.-100%  $606,434,210  |
                                                ---------------|----------------
                                                               |
---------------------------------------|-----------------------|------------------------|-------------------------------------------
                                       |                                                |
                        ---------------|----------------                ----------------|---------------
                        |          NATIONWIDE          |                |       NATIONWIDE GLOBAL      |
                        |      SERVICES SP. ZO.O.      |                |          JAPAN, INC.         |
                        | Common Stock:    80 Shares   |                | Common Stock:   100 Shares   |
                        | ------------                 |                | -------------                |
                        |                  Cost        |                |                     Cost     |
                        |                  ----        |                |                     ----     |
                        | NGH - 100%       4,000 PLN   |                | NGH - 100%          $100     |
                        --------------------------------                --------------------------------

----------------|-----------------------------------------------|-------------------------------------------------------------------
                |                                               |
                |       --------------------------------        |
                |       |  GARTMORE INVESTMENT LTD.    |        |
                |       |           (GIL)              |        |
                |-------|                              |        |------
                |       | GIM - 50%                    |        |
                |       | GNL - 50%                    |        |
                |       ---------------|----------------        |
                |                      |                        |
                |                      |                        |
                |       ---------------|----------------        |       --------------------------------
                |       |       GARTMORE JAPAN         |        |       |    DAMIAN SECURITIES LTD.    |
                |       |          LIMITED             |        |       |                              |
                |       |                              |        |-------|                              |
                |       | GIL - 100%                   |        |       | GIM - 50%                    |
                |       |                              |        |       | GSL - 50%                    |
                |       --------------------------------        |       --------------------------------
                |                                               |
                |                                               |
                |       --------------------------------        |       --------------------------------
                |       |     GARTMORE 1990 LTD.       |        |       |    GARTMORE NOMINEES LTD.    |
                |       |     (GENERAL PARTNER)        |        |       |             (GNL)            |
                |-------|                              |        |-------|                              |
                |       | GIM - 50%                    |        |       | GIM - 99.99%                 |
                |       | GSL - 50%                    |        |       | GSL - .01%                   |
                |       --------------------------------        |       --------------------------------
                |                                               |
                |                                               |
                |       --------------------------------        |       --------------------------------
                |       |    GARTMORE INDOSUEZ UK      |        |       |    GARTMORE PENSION FUND     |
                |       |  RECOVERY FUND (G.P.) LTD.   |        |       |        TRUSTEES, LTD.        |
                |-------|                              |        |-------|                              |
                |       | GIM - 50%                    |        |       | GIM - 99%                    |
                |       | GNL - 50%                    |        |       | GSL - 1%                     |
                |       --------------------------------        |       --------------------------------
                |                                               |
                |                                               |
                |       --------------------------------        |       --------------------------------
                |       |  GARTMORE 1990 TRUSTEE LTD.  |        |       |       GIL NOMINEES LTD.      |
                |       |    (GENERAL PARTNER)         |        |       |                              |
                |-------|                              |        |-------|                              |
                        | GIM - 50%                    |                | GIM - 50%                    |
                        | GSL - 50%                    |                | GSL - 50%                    |
                        --------------------------------                --------------------------------

                                                                                                                      (Right side)































------------------|---------|-----------------|------------------------------------|
                  :         |                 :                                    |
   ---------------|-------- | ----------------|----------------   -----------------|---------------
   |   NATIONWIDE GLOBAL  | | |    NATIONWIDE TOWARZYSTWO     |   |   NATIONWIDE GLOBAL HOLDINGS, |
   |     FINANCE, LLC     | | |   UBEZPIECZEN NA ZYCIE SA     |   |    INC. - LUXEMBOURG BRANCH   |
   |                      | | |                               |   |            (BRANCH)           |
   | Single Member Limited| | | Common Stock: 1,952,000 Shares|   |                               |
   |    Liability Company | | | ------------                  |   |                               |
   |                      | | |                               |   |                               |
   | NGH - 100%           | | | NGH - 100%                    |   | Endowment Capital - $1,000,000|
   ------------------------ | ----------------|----------------   -----------------|---------------
                            |                 |                                    |
-|                          |                 |                                    |
 |                          |                 |                                    |
 |                          | ----------------|----------------   ---------------------------------
 |                          | |     NATIONWIDE FINANCIAL      |   |      NGH LUXEMBOURG S.A.      |
 |                          | |            SP. ZO.O.          |   |            (LUX SA)           |
 |                          | |                               |   |                               |
 |                          | |                               | |-|Common Stock:    5,894 Shares  |
 |                          | | Common Stock: 40,950 Shares   | | |------------                   |
 |                          | | ------------                  | | |                 Cost          |
 |                          | |                               | | |                 -----         |
 |                          | | NGH - 100%                    | | |BRANCH-99.98%      115,470,723 |
 |                          | |                               | | |                   EURO        |
 |                          | --------------------------------- | ---------------------------------
 |                          |                                   |
 |                          |                                   |
 |                          | --------------------------------- | ---------------------------------
 |                          | |        SIAM AR-NA-KHET        | | |         NGH UK, LTD.          |
 |                          | |      COMPANY LTD. (SIAM)      | | |                               |
 |                          |.|                               | |-|                               |
 |                            |                               | | |                               |
 |                            | NGH - 48.99%                  | | | LUX SA - 100%                 |
 |                            ----------------|---------------- | ---------------------------------
 |                                            :                 |
 |                                            :                 |
 | ------------------------   ----------------|---------------- | ---------------------------------  -------------------------------
 | |   GARTMORE CAPITAL   |   |         THAI PRASIT           | | |  NATIONWIDE GLOBAL HOLDINGS   |  |NATIONWIDE HOLDINGS SA (NHSA)|
 | |    MANAGEMENT LTD.   |   |    NATIONWIDE COMPANY LTD.    | | |  - NGH BRASIL PARTICIPACOSES  |  |                             |
 | |         (GCM)        |   |                               | | |      LTDA (NGH BRASIL)        |  |                             |
 |-|                      |   |                               | |-|                               |  |       Shares      Cost      |
   |                      |   |                               | | |         Shares     Cost       |--|       ------      ----      |
   |                      |   |                               | | |         ------     -----      |  |NGH                          |
   | GIM - 99.99%         |   | NGH - 24.3%                   | | | LUX SA  6,164,899  R6,164,889 |  |BRASIL 42,900,999 R42,900,999|
   | GSL - .01%           |   | SIAM - 37.7%                  | | | NGH     1          R1         |  |LUX SA 1          R1         |
   ---------------|--------   --------------------------------- | -----------------|---------------  ---------------|---------------
                  |                                             |                  |                                |
                  |                                             |                  |                                |
   ---------------|--------   --------------------------------- | -----------------|---------------  ---------------|---------------
   |   GARTMORE U.S. LT   |   |        PANEUROLIFE (PEL)      | | |   NATIONWIDE SEGURADORA S.A.  |  |  DINAMICA PARTICIPACOSES SA |
   |         (GUS)        |   |                               | | |                               |  |           (DPSA)            |
   |                      |   | Common Stock: 1,300,000 Shares| | |         Shares     Cost       |  |       Shares      Cost      |
   |                      |   | -------------   Cost          |-| |         ------     -----      |  |       ------      ----      |
   |                      |   |                 ----          |   | NGH                           |  |NHSA  132,522,386 R14,723,256|
   |                      |   | LUX SA - 100%   3,817,832,685 |   | BRASIL  9,999,999  R9,999,999 |  |NGH                          |
   | GCM - 100%           |   | LUF                           |   | LUX SA  1          R1         |  | BRASIL 1         R1,472     |
   ---------------|--------   -----------------|---------------   ---------------------------------  ---------------|---------------
                  |                            |                                                                    |
                  |                            |                                                                    |
   ---------------|--------   -----------------|---------------                                      ---------------|---------------
   |    GARTMORE GLOBAL   |   |           VERTBOIS, SA        |                                      |  NATIONWIDE MARITIMA VIDA e |
   |       PARTNERS       |   |                               |                                      |        PREVIDENCIA SA       |
   |                      |   |                               |                                      | Common Stock:   134,822,225 |
   |                      |   |                               |                                      | ------------    Shares      |
   | GUS - 50%            |   | PEL - 99.99%                  |                                      |                             |
   | GSL - 50%            |   | LUX SA - .01%                 |                                      |                 Cost        |
   ------------------------   ---------------------------------                                      |                 ----        |
                                                                                                     | DSPA - 86.4%    R14,128,512 |
                                                                                                     -------------------------------








                                                                                        Subsidiary Companies--
                                                                                        Contractual Association--
                                                                                        Limited Liability Company--

                                                                                        September 30, 2001                   Page 3

Item 27.      NUMBER OF CONTRACT OWNERS


              Not Applicable.


Item 28.      INDEMNIFICATION

              Provision is made in the Company's Amended and Restated Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by the Company of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of the Company, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio.

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.      PRINCIPAL UNDERWRITER


              (a) Federated Securities Corp. acts as principal underwriter and general distributor for Nationwide Variable Account - 11, a separate investment account of Nationwide Life Insurance Company.

         (b)                  FEDERATED SECURITIES CORP.
                                DIRECTORS AND OFFICERS
         (c)

         NAME OF PRINCIPAL         NET UNDERWRITING       COMPENSATION ON          BROKERAGE             COMPENSATION
         UNDERWRITER               DISCOUNTS AND          REDEMPTION OR            COMMISSIONS
                                   COMMISSIONS            ANNUITIZATION
         Federated Securities
           Corp.                   N/A                    N/A                      N/A                   N/A


Item 30.      LOCATION OF ACCOUNTS AND RECORDS

              John Davis
              Nationwide Life Insurance Company
              One Nationwide Plaza
              Columbus, OH  43215

Item 31.      MANAGEMENT SERVICES
              Not Applicable

Item 32.      UNDERTAKINGS

              The Registrant hereby undertakes to:

              (a) file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

              (b) include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
                  (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

              (c) deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

              The Registrant represents that any of the contracts which are issued pursuant to Section 403(b) of the Code, are issued by Nationwide through the Registrant in reliance upon, and in compliance with, a no-action letter issued by the Staff of the Securities and Exchange Commission to the American Council of Life Insurance (publicly available November 28, 1988) permitting withdrawal restrictions to the extent necessary to comply with
              Section 403(b)(11) of the Code.

              Nationwide represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, NATIONWIDE VARIABLE ACCOUNT-11, has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 11th day of December, 2001.
                                      NATIONWIDE VARIABLE ACCOUNT-11
                              ---------------------------------------------
                                             (Registrant)
                                    NATIONWIDE LIFE INSURANCE COMPANY
                              ---------------------------------------------
                                             (Depositor)


                                         By/s/STEVEN SAVINI, ESQ.
                              ---------------------------------------------
                                            Steven Savini, Esq.


As required by the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on the 11th day of December, 2001.


               SIGNATURE                                   TITLE

LEWIS J. ALPHIN                                           Director
----------------------------------------
Lewis J. Alphin

A. I. BELL                                                Director
----------------------------------------
A. I. Bell

YVONNE M. CURL                                            Director
----------------------------------------
Yvonne M. Curl

KENNETH D. DAVIS                                          Director
----------------------------------------
Kenneth D. Davis

KEITH W. ECKEL                                            Director
----------------------------------------
Keith W. Eckel

WILLARD J. ENGEL                                          Director
----------------------------------------
Willard J. Engel

FRED C. FINNEY                                            Director
----------------------------------------
Fred C. Finney

JOSEPH J. GASPER                               President and Chief Operating
----------------------------------------
Joseph J. Gasper                                    Officer and Director

W.G. JURGENSEN                                    Chief Executive Officer
----------------------------------------
W.G. Jurgensen                                          And Director

DAVID O. MILLER                                  Chairman of the Board and
----------------------------------------
David O. Miller                                           Director

RALPH M. PAIGE                                            Director
----------------------------------------
Ralph M. Paige

JAMES F. PATTERSON                                        Director
----------------------------------------
James F. Patterson

ARDEN L. SHISLER                                          Director
----------------------------------------
Arden L. Shisler

ROBERT L. STEWART                                         Director
----------------------------------------
Robert L. Stewart





                                                     By /s/ STEVEN SAVINI
                                        ----------------------------------------
                                                         Steven Savini
                                                       Attorney-in-Fact